Harris Teeter

Food Market And Pharmacy

Pharmacy




Service
Quality


GENERIC









2011 RUDDICK ANNUAL REPORT AND PROXY STATEMENT

Eleven-Year Financial and Operating Summary

(dollars in thousands, except share and per share data)	2011	2010 (1)	2009	2008	2007	2006	2005	2004 (1)	2003	2002 (2)	2001 (2)
Net Sales	$ 4,285,565	4,099,353	3,827,005	3,664,804	3,299,377	2,922,679	2,644,976	2,572,367	2,431,632	2,349,650	2,416,799
Cost of Sales	3,015,517	2,871,907	2,657,564	2,525,947	2,277,638	2,025,042	1,857,129	1,816,446	1,728,454	1,671,982	1,740,864
Gross Profit	1,270,048	1,227,446	1,169,441	1,138,857	1,021,739	897,637	787,847	755,921	703,178	677,668	675,935
Selling, General and Administrative Expenses											
Harris Teeter	1,078,978	1,045,860	993,850	961,092	867,656	770,000	674,267	651,515	609,556	588,895	644,133
Corporate	10,364	4,730	7,477	7,864	9,268	8,379	9,398	6,767	6,984	9,446	7,103
	1,089,342	1,050,590	1,001,327	968,956	876,924	778,379	683,665	658,282	616,540	598,341	651,236
Operating Profit	$ 180,706	$ 176,856	$ 168,114	$169,901	$ 144,815	$ 119,258	$ 104,182	$ 97,639	$ 86,638	$ 79,327	$ 24,699
Earnings (Loss) From Continuing Operations	$ 111,458	98,652	93,597	93,577	80,006	70,334	61,731	56,686	50,699	43,839	(14,592)
Earnings (Loss) From Discontinued Operations	(20,211)	13,389	(7,633)	3,175	682	2,002	6,867	7,973	9,183	8,144	13,865
Net Earnings (Loss)	$ 91,247	$ 112,041	$ 85,964	$ 96,752	$ 80,688	$ 72,336	$ 68,598	$ 64,659	$ 59,882	$ 51,983	$ (727)
Earnings Per Share - Diluted:											
Continuing Operations	$ 2.28	$ 2.03	$ 1.94	$ 1.94	$ 1.66	$ 1.47	$ 1.29	$ 1.21	$ 1.09	$ 0.94	$ (0.31)
Discontinued Operations	(0.41)	0.28	(0.16)	0.07	0.01	0.04	0.14	0.17	0.20	0.17	0.30
Net Earnings (Loss)	1.87	2.31	1.78	2.00	1.68	1.52	1.44	1.38	1.29	1.12	(0.02)
Dividends Per Share	$ 0.52	$ 0.48	$ 0.48	$ 0.48	$ 0.44	$ 0.44	$ 0.44	$ 0.40	$ 0.36	$ 0.36	$ 0.36
Shareholders' Equity - Ruddick	$ 969,275	$ 892,449	$ 811,590	$ 823,159	$ 736,250	$ 670,517	$ 608,942	$ 549,710	$ 495,265	$ 457,688	$ 445,353
Percent Return on Beginning Equity	10.2%	13.8%	10.4%	13.1%	12.0%	11.9%	12.5%	13.1%	13.1%	11.7%	(0.2%)
Book Value Per Share	$ 19.72	$ 18.25	$ 16.72	$ 17.05	$ 15.30	$ 14.10	$ 12.82	$ 11.76	$ 10.71	$ 9.85	$ 9.61
Capital Expenditures (3)	$ 147,993	128,183	206,703	192,231	212,237	210,910	115,448	83,988	64,384	71,283	68,552
Depreciation and Amortization (3)	128,717	121,731	109,907	96,516	81,702	70,778	60,966	59,950	59,344	56,391	60,444
Working Capital	280,300	144,385	71,421	66,353	73,494	98,119	130,811	187,971	165,192	165,911	112,272
Total Assets	1,984,424	1,893,671	1,844,321	1,696,407	1,529,689	1,362,936	1,203,640	1,109,097	1,065,022	1,039,271	940,064
Long-Term Debt - Including Current Portion	287,330	306,096	365,087	320,578	264,392	237,731	163,445	166,287	189,095	185,892	157,113
Long-Term Debt as a Percent of Capital Employed	22.8%	25.4%	30.8%	27.9%	26.3%	26.0%	21.0%	23.0%	27.3%	28.5%	25.7%
Number of Employees	24,500	25,200	24,800	25,500	24,800	22,400	20,400	18,200	17,500	17,650	17,100
Common Shares Outstanding	49,147,817	48,901,482	48,545,080	48,278,136	48,127,252	47,557,894	47,488,979	46,730,758	46,223,233	46,454,188	46,319,696

Note: On November 7, 2011, the Company sold all of its ownership interest in its thread manufacturing business, American and Efird ("A&E"). As such, the sales and operating results of A&E are included within earnings (loss) from discontinued operations in the table above. Prior years have been reclassified to conform to the presentation used in fiscal 2011.

1. 53-week year

2. Selling, General and Administrative Expenses, Earnings From Continuing Operations, Net Income, Earnings Per Share - Diluted and related returns include the following exit and impairment charges and tax settlement charges, which have been previously disclosed in the Company's annual reports on Form 10-K:

   Fiscal 2002: Exit and impairment credits of $710 ($431 after taxes, or $0.01 per diluted share).
   Fiscal 2001: Exit and impairment charges of $45,035 ($27,370 after taxes, or $0.59 per diluted share) and a tax settlement with the IRS for $20,000 ($0.43 per diluted share).

3. Excludes amounts related to discontinued operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: October 2, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission File Number: 1-6905

RUDDICK CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	56-0905940
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

301 S. Tryon St., Suite 1800, Charlotte, North Carolina	28202
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (704) 372-5404

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, April 3, 2011, was $1,740,527,000. The registrant has no non-voting stock.

As of November 21, 2011, the registrant had outstanding 49,280,833 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2012 Annual Meeting of Shareholders to be held on February 16, 2012 are incorporated by reference into Part III. (With the exception of those portions which are specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed or incorporated by reference as part of this report.)

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 2, 2011

TABLE OF CONTENTS

PART I

Item 1. *Business*

Ruddick Corporation (the "Company") is a holding company which, through its wholly-owned subsidiary, Harris Teeter, Inc. ("Harris Teeter") is engaged in the retail supermarket business. Harris Teeter operates a regional chain of supermarkets in eight states primarily in the southeastern and mid-Atlantic United States, and the District of Columbia.

The Company was previously engaged in the global manufacturing and distribution of industrial sewing threads, through its American & Efird business ("A&E"). Subsequent to the end of fiscal 2011, the Company sold all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP. A definitive agreement to sell A&E was entered into on October 27, 2011 and the closing occurred on November 7, 2011. For additional information regarding the sale, see "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Note 5 to the Consolidated Financial Statements in Item 8 hereof. Upon completion of the sale of A&E, the Company had only one primary business, the retail supermarket business.

Ruddick Corporation, which is incorporated under North Carolina law, was created in 1968 through the consolidation of the predecessor companies of Ruddick Investment Company (which was subsequently merged into Ruddick Operating Company) and A&E. In 1969, the Company acquired Harris Teeter. Ruddick Operating Company is not classified as a separate operating component of the Company due to its limited operations and relative size to the consolidated group. Ruddick Operating Company has investments in various independently managed venture capital investment funds. For information regarding the Company's investments, see the caption entitled "Investments" in Note 1 to the Consolidated Financial Statements in Item 8 hereof.

At the end of fiscal 2011, the Company and its subsidiaries had consolidated assets totaling $1,984,424,000, of which $220,017,000 has been classified as discontinued operations as a result of the sale of A&E. The Company's consolidated working capital as of October 2, 2011 consisted of $759,673,000 ($539,656,000 excluding discontinued operations) in current assets and $479,373,000 ($407,802,000 excluding discontinued operations) in current liabilities. Normal operating fluctuations in these balances can result in changes to cash flow from operating activities presented in the statements of consolidated cash flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items in Harris Teeter's operations.

The Company currently has approximately 24,500 employees and the principal executive office is located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202. The Company employs fifteen people at its corporate headquarters, including two executive officers who formulate and implement overall corporate objectives and policies. The Company's employees perform functions in a number of areas including finance, accounting, internal audit, risk management, financial reporting, employee benefits and public and shareholder relations. The Company assists Harris Teeter in developing long-range goals, in strengthening management personnel and their operations and financing. Management at Harris Teeter is responsible for implementing operating policies and reports directly to management of the Company. Harris Teeter employs approximately 9,600 full-time and 14,900 part-time individuals, none of whom were represented by a union. Harris Teeter considers its employee relations to be good.

As of the end of fiscal 2011, Harris Teeter operated 204 supermarkets located in North Carolina (136), Virginia (36), South Carolina (13), Maryland (6), Tennessee (5), Delaware (3), District of Columbia (3), Florida (1) and Georgia (1). These supermarkets offer a full assortment of groceries, produce, meat and seafood, delicatessen items, bakery items, wines and non-food items such as health and beauty care, general merchandise and floral. In addition, Harris Teeter operated pharmacies in 133 of their supermarkets as of the end of fiscal 2011. Retail supermarket operations are supported by two company-owned distribution centers and one company-owned dairy production facility. Other than milk and ice cream produced by the company-owned facility, Harris Teeter purchases most of the products it sells, including its store brand products, from outside suppliers or directly from the manufacturers.

The supermarket industry is highly competitive. Harris Teeter competes with local, regional and national food chains along with independent merchants. In addition to the more traditional food stores, Harris Teeter also competes with discount retailers (including supercenters that carry a full line of food items), many of which are larger in terms of assets and sales. Some discount supercenter operators, such as Wal-Mart and Target, are continuing to expand and offer more items typically found in supermarket formats. As a result, Harris Teeter is likely to compete with more, larger food chains in its markets. Principal competitive factors include store location, price, service, convenience, cleanliness, product quality and product variety. No one customer or group of related customers has a material effect upon the business of Harris Teeter.

The Company's business is not characterized as seasonal. Following the sale of A&E, all of the Company's operations are domestic.

Available Information

The Company's Internet address is *www.ruddickcorp.com.* The Company makes available, free of charge, on or through its website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and beneficial ownership reports on Forms 3, 4, and 5 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the market places in which Harris Teeter operates. The following discussion sets forth certain risks and uncertainties that we believe could cause actual future results to differ materially from expected results. In addition to the factors discussed below, other factors that might cause our future financial performance to vary from that described in our forward-looking statements include: (i) changes in federal, state or local laws or regulations; (ii) cost and stability of energy sources; (iii) management's ability to predict accurately the adequacy of the Company's present liquidity to meet future financial requirements; (iv) continued solvency of any third parties on leases the Company has guaranteed; (v) management's ability to predict the required contributions to the pension plans of the Company; (vi) the Company's requirement to impair recorded long-lived assets; (vii) changes in labor and employee benefit costs, such as increased health care and other insurance costs; (viii) ability to recruit, train and retain effective employees and management; (ix) the extent and speed of successful execution of strategic initiatives; (x) volatility of financial and credit markets which would affect access to capital for the Company; (xi) the Company's ability to pass along product cost increases through increased sales prices and, (xii) unexpected outcomes of any legal proceedings arising in the normal course of business of the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report, and the reader should not consider any of the above list of factors and the following discussion to be a complete set of all potential risks or uncertainties.

The Supermarket Industry is Highly Competitive.

The supermarket industry is characterized by narrow profit margins and competes on value, variety, location and service. Harris Teeter faces competitive pressure in all of its markets from existing competitors and from the threatened entry by one or more major new competitors. The number and type of competitors faced by Harris Teeter vary by location and include: traditional grocery retailers (both national and regional), discount retailers such as "supercenters" and "club and warehouse stores," specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. In addition, certain Harris Teeter supermarkets also compete with pharmacies, florists, book stores and local coffee shops. Aggressive supercenter expansion, increasing fragmentation of retail formats, entry of non-traditional competitors and market consolidation have further contributed to an increasingly competitive marketplace.

Additionally, highly competitive markets and economic uncertainty have made it difficult generally for grocery store operators to achieve comparable store sales gains. Because sales growth has been difficult to attain, Harris Teeter's competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to achieve consistent sales gains. Some of Harris Teeter's competitors have greater financial resources and could use these resources to take measures which could adversely affect Harris Teeter's competitive position. Accordingly, Harris Teeter's business, financial condition or results of operations could be adversely affected by competitive factors, including product mix and pricing changes which may be made in response to competition from existing or new competitors.

Harris Teeter's Expansion Plans Are Subject to Risk.

Harris Teeter has spent, and intends to continue to spend, significant capital and management resources on the development and implementation of expansion and renovation plans. Harris Teeter's new store opening program can vary depending on the economic conditions of the markets and involves expanding the company's Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. The successful implementation of Harris Teeter's renovation and expansion plans are subject to several factors including: the availability of new, suitable locations on reasonable commercial terms, or at all; the success of new stores, including those in less developed markets; management's ability to manage expansion, including the effect on sales at existing stores when a new store is opened nearby; the ability to secure any necessary financing; change in regional and national economic conditions; and increasing competition or changes in the competitive environment in Harris Teeter's markets.

Harris Teeter's new stores may initially operate at a loss, depending on factors such as prevailing competition and market position in the surrounding communities and the level of sales and profit margins in existing stores may not be duplicated in new stores. Pursuing a strategy of growth, renovation and expansion in light of current highly competitive industry conditions could lead to a near-term decline in earnings as a result of opening and operating a substantial number of new stores, particularly with respect to stores in markets where Harris Teeter does not have a significant presence. If Harris Teeter's expansion and renovation plans are unsuccessful, it could adversely affect Harris Teeter's cash flow, business and financial condition due to the significant amount of capital and management resources invested.

Food Safety Issues Could Result in a Loss of Consumer Confidence and Product Liability Claims.

Harris Teeter could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. These concerns could cause shoppers to avoid purchasing certain products from Harris Teeter, or to seek alternative sources of supply for their food needs, even if the basis for the concern is not valid and/or is outside of the company's control. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying our products and any lost confidence on the part of our customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by Harris Teeter, regardless of the cause, could have a substantial and adverse effect on the company's operations.

Harris Teeter's Geographic Concentration May Expose it to Regional or Localized Downturns.

Harris Teeter operates primarily in the southeastern and mid-Atlantic United States, with a strong concentration in North Carolina, Virginia and South Carolina. As a result, Harris Teeter's business is more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, changes in the economy, weather conditions, demographics and population. Although these regions have experienced economic and demographic growth in the past, a significant economic downturn in the region could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

The Ownership and Development of Real Estate May Subject Harris Teeter to Environmental Liability.

Under applicable environmental laws, as an owner or developer of real estate, Harris Teeter may be responsible for remediation of environmental conditions that may be discovered and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to Harris Teeter supermarkets and other buildings and the land on which those buildings are situated, whether the properties are leased or owned, and whether such environmental conditions, if in existence, were created by Harris Teeter or by a prior owner or tenant. The discovery of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect Harris Teeter's ability to sell or rent real property or to borrow using real property as collateral. Liabilities or costs resulting from noncompliance with current or future applicable environmental laws or other claims relating to environmental matters could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

Harris Teeter's Information Technology Systems Are Subject to Risk.

Harris Teeter's business is increasingly dependent on information technology systems that are complex and vital to continuing operations. If Harris Teeter were to experience difficulties maintaining existing systems or implementing new systems, it could incur significant losses due to disruptions in its operations. Additionally, these systems contain valuable proprietary and financial data, as well as debit and credit card cardholder data, and a breach, including cyber security breaches, could have an adverse effect on Harris Teeter.

Narrow Profit Margins may Adversely Affect the Company's Business.

Profit margins in the supermarket industry are very narrow. In order to increase or maintain the Company's profit margins, strategies are used to reduce costs, such as productivity improvements, shrink reduction, distribution efficiencies, energy efficiency programs, fuel hedging and other similar strategies. Changes in product mix also may negatively affect certain financial measures. If the Company is unable to achieve forecasted cost reductions there may be an adverse effect on the Company's business.

Our Self-Insurance Reserves are Subject to Variability and Unpredictable External Factors.

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability," the Company is primarily self-insured for workers' compensation claims, healthcare claims and general liability and automotive liability losses. Accordingly, the Company determines the estimated reserve required for claims in each accounting period, which requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The liabilities that have been recorded for these claims represent our best estimate of the ultimate obligations for reported claims plus those incurred but not reported. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, and changes in discount rates could all affect ultimate settlements of claims or the assumptions underlying our liability estimates, which could cause a material change for our self-insurance liability reserves and impact earnings.

The Company may Incur Increased Pension Expenses.

The Company maintains retirement benefit plans for substantially all full-time employees and a supplemental retirement benefit plan for certain selected officers of the Company and its subsidiaries, including a qualified pension plan which is a non-contributory, funded defined benefit plan and a non-qualified supplemental pension plan for executives, which is an unfunded defined benefit plan. The Company has frozen participation and benefit accruals under the Company-sponsored defined benefit plan effective September 30, 2005 for all participants, with certain transition benefits provided to those participants who had achieved specified age and service levels on December 31, 2005; however, at the end of fiscal 2011, the Company's pension plans had projected benefit obligations in excess of the fair value of plan assets. The amount of any increase or decrease in our required contributions to our pension plans will depend on government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. For more information, see Note 13 to the Consolidated Financial Statements in Item 8 hereof.

Adverse Economic Conditions may Negatively Impact the Company's Operating Results.

The increase in unemployment and loss of consumer confidence can alter the consumers' buying habits. In addition, consumers may decrease their purchases of more discretionary items and increase their purchase of lower cost food products. Adverse economic conditions in the financial markets, including the availability of financing, could also adversely affect the Company's operating results by increasing costs related to obtaining financing at acceptable rates. These conditions could also impact the Company's suppliers, who may be unable to fulfill the Company's outstanding orders or could change credit terms that would negatively affect the Company's liquidity. All of these factors could adversely impact the Company's results of operations, financial condition and cash flows.

Our Obligations Under the Definitive Agreement to Sell A&E May Negatively Impact the Company's Operating Results

Pursuant to the terms of the definitive agreement whereby the Company agreed to sell A&E, the Company made certain customary representations and warranties and agreed to certain indemnification provisions. The effect of such provisions is that the Company may be required to indemnify the buyers for certain matters for a period of 18 months after the closing date, including with respect to liabilities relating to breaches of the contractual representations and warranties provided to the buyers. Further, there are certain purchase price adjustments that will occur within 60 days of the closing date. The Company also expects to incur additional expenses, primarily related to the settlement of the pension liability and other employee benefit plans that have not been finalized. Any indemnification obligations or the purchase price adjustments or the additional expenses could negatively affect the Company's results of operation, financial condition and cash flows.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

The executive office of the Company is located in a leased space of a downtown office tower at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Harris Teeter owns its principal offices near Charlotte, North Carolina, a 517,000 square foot distribution facility east of Charlotte, a 1,438,000 square foot distribution facility in Greensboro, North Carolina, and a 90,500 square foot dairy processing plant in High Point, North Carolina. Both distribution facilities contain dry grocery warehousing space and refrigerated storage for perishable goods. In addition, the Greensboro facility has frozen goods storage and a single pick facility for health and beauty care products and other general merchandise. Harris Teeter operates its retail stores primarily from leased properties. As of the end of fiscal 2011, Harris Teeter held title to the land and buildings of four of its supermarkets. The remaining supermarkets are either leased in their entirety or the building is owned and situated on leased land. In addition, Harris Teeter holds interest in properties that are under development for store sites. Harris Teeter's supermarkets range in size from approximately 16,200 square feet to 72,900 square feet, with an average size of approximately 48,100 square feet.

The following table sets forth selected statistics with respect to Harris Teeter stores for each of the last three fiscal years:

	2011	2010	2009
Stores Open at Period End	204	199	189
Average Weekly Net Sales Per Store*	$ 403,107	$ 395,510	$ 405,356
Average Square Footage Per Store at Period End	48,129	47,792	47,277
Average Square Footage Per New Store Opened During Period	52,980	50,312	51,698
Total Square Footage at Period End	9,818,232	9,510,688	8,935,271

* Computed on the basis of aggregate sales of stores open for a full year.

The Company believes its facilities and those of Harris Teeter are adequate for its current operations. However, additional or expanded facilities may be required in strategic regions to support growth in the future.

Item 3. *Legal Proceedings*

The Company and Harris Teeter are involved in various legal matters from time to time in connection with their operations, including various lawsuits and patent and environmental matters. These matters considered in the aggregate have not had, nor does the Company expect them to have, a material effect on the Company's results of operations, financial position or cash flows.

Item 4. *[Removed and Reserved]*

Item 4A. *Executive Officers of the Registrant*

The following list contains the name, age, positions and offices held and period served in such positions or offices for each of the executive officers of the Registrant.

Thomas W. Dickson, age 56, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Prior to that time, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, the Company's former A&E subsidiary.

John B. Woodlief, age 61, is the Vice President – Finance and Chief Financial Officer of the Company, and has been the Vice President – Finance and principal financial officer of the Company since November 1999. Prior to that time, he served as a partner in PricewaterhouseCoopers since 1998 and a partner in Price Waterhouse from 1985 to 1998. He served as Managing Partner of the Charlotte, North Carolina office of Price Waterhouse and PricewaterhouseCoopers from January of 1997 to June of 1999. He joined Price Waterhouse in 1972.

Frederick J. Morganthall, II, age 60, was elected President of Harris Teeter on October 30, 1997. Prior to that time, and beginning in October 1996, he served as Executive Vice President of Harris Teeter. He was also Harris Teeter's Senior Vice President of Operations from October 1995 to October 1996, Vice President of Operations from April 1994 to October 1995 and Vice President of Sales and Distribution from October 1992 to April 1994.

Rodney C. Antolock, age 53, has been the Executive Vice President – Operations & Merchandising of Harris Teeter since October 3, 2007. Prior to that time, and beginning in July 2000, he served as Senior Vice President – Operations & Merchandising. He was also Harris Teeter's Senior Vice President of Operations from January 2000, the date he joined Harris Teeter, to July 2000.

Fred A. Jackson, age 61, has been President of the Company's former A&E subsidiary since August 1996. Prior to that time, and beginning in January 1996, he served as Executive Vice President of A&E. He was also A&E's Senior Vice President – Industrial Thread Sales from October 1993 to January 1996. In connection with the sale of A&E on November 7, 2011, Mr. Jackson ceased to be an executive officer of the Company.

The officers of the Company and Harris Teeter are elected annually by their respective Boards of Directors. Executive officers of the Registrant are designated by the Company's Board of Directors. No executive officer has a family relationship as close as first cousin with any other executive officer, director or nominee for director.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Information regarding the principal market for the Company's common stock (the "Common Stock"), number of shareholders of record, market price information per share of Common Stock and dividends declared per share of Common Stock for each quarterly period in fiscal 2011 and 2010 is set forth below.

The Common Stock is listed on the New York Stock Exchange. As of November 15, 2011, there were approximately 3,700 holders of record of Common Stock.

Quarterly Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2011				
Dividend Per Share	$ 0.13	$ 0.13	$ 0.13	$ 0.13
Market Price Per Share				
High	$39.99	$39.12	$44.57	$46.00
Low	$34.13	$33.44	$38.57	$36.32
Fiscal 2010				
Dividend Per Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Market Price Per Share				
High	$29.60	$32.57	$38.16	$37.90
Low	$24.55	$25.06	$31.48	$30.29

The Company expects to continue paying dividends on a quarterly basis which is at the discretion of the Board of Directors and subject to legal or contractual requirements.

Comparison of Total Cumulative Shareholder Return for Five-Year Period Ending October 2, 2011

The following graph presents a comparison of the yearly percentage change in the Company's cumulative total shareholders' return on Common Stock with the (i) Standard & Poor's 500 Index, (ii) Standard & Poor's Midcap 400 Index, (iii) Standard & Poor's Food Retail Index, and (iv) Standard & Poor's Apparel, Accessories & Luxury Goods Index for the five-year period ended October 2, 2011.



Comparison of Five-Year Cumulative Total Return*
Among Ruddick Corporation and Certain Indices**
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/06
9/07
9/08
9/09
9/10
9/11
Ruddick Corporation
S&P 500
S&P Midcap 400
S&P Food Retail
S&P Apparel, Accessories & Luxury Goods

	Cumulative Total Return					
	9/30/06	9/30/07	9/30/08	9/30/09	9/30/10	9/30/11
Ruddick Corporation	100.00	130.77	128.25	107.28	141.97	161.76
S & P 500	100.00	116.44	90.85	84.58	93.17	94.24
S & P Midcap 400	100.00	118.76	98.95	95.87	112.92	111.47
S & P Food Retail	100.00	113.74	85.64	72.27	77.51	83.46
S & P Apparel, Accessories & Luxury Goods	100.00	114.34	78.40	81.69	101.57	138.32

* $100 invested on 9/30/06 in stock or index, including reinvestment of dividends.

** The Company historically has utilized two indices, rather than a single index, for its peer group comparison: Standard & Poor's Food Retail Index and Standard & Poor's Apparel, Accessories & Luxury Goods Index. The Company believes that the separate presentation of these indices more accurately corresponds to the Company's current business and historical thread manufacturing business. As previously noted, the Company sold all of its ownership interest in A&E, its thread manufacturing business, subsequent to the end of fiscal 2011.

Issuer Purchases of Equity Securities

The following table summarizes the Company's purchases of its common stock during the quarter ended October 2, 2011.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 4, 2011 to August 7, 2011	- 0 -	n.a.	- 0 -	2,767,169
August 8, 2011 to September 4, 2011	- 0 -	n.a.	- 0 -	2,767,169
September 5, 2011 to October 2, 2011	- 0 -	n.a.	- 0 -	2,767,169
Total	- 0 -	n.a.	- 0 -	2,767,169

---

(1) In February 1996, the Company announced the adoption of a stock buyback program, authorizing, at management's discretion, the Company to purchase and retire up to 4,639,989 shares, 10% of the then-outstanding shares of the Company's common stock, for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. The stock purchases are effected from time to time pursuant to this authorization. As of October 2, 2011, the Company had purchased and retired 1,872,820 shares under this authorization. No stock purchases were made during the quarter ended October 2, 2011. The stock buyback program has no set expiration or termination date.

Item 6. *Selected Financial Data (dollars in thousands, except per share data)*

The following table sets forth selected financial data of the Company as of and for each of the years in the five-year period ended October 2, 2011 and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and notes thereto included in Item 8 hereof. As previously disclosed, the Company sold all of its ownership interest in its thread manufacturing business, A&E, on November 7, 2011. As such, the sales and operating results of A&E are included within earnings (loss) from discontinued operations in the table below. Prior years have been reclassified to conform to the presentation used in fiscal 2011. For a discussion of certain factors that materially affect the comparability of the selected financial data or cause the data reflected herein not to be indicative of our future results of operations or financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Discontinued Operations."

	2011	2010	2009	2008	2007
Net Sales	$4,285,565	$4,099,353	$3,827,005	$3,664,804	$3,299,377
Operating Profit	180,706	176,856	168,114	169,901	144,814
Earnings from Continuing Operations, Net of Taxes	111,458	98,652	93,597	93,577	80,006
Earnings (Loss) from Discontinued Operations, Net of Taxes	(20,211)	13,389	(7,633)	3,175	682
Net Earnings	91,247	112,041	85,964	96,752	80,688
Earnings (Loss) Per Share – Basic:					
Continuing Operations	2.30	2.05	1.95	1.96	1.68
Discontinued Operations	(0.42)	0.28	(0.16)	0.07	0.01
Earnings (Loss) Per Share – Diluted:					
Continuing Operations	2.28	2.03	1.94	1.94	1.66
Discontinued Operations	(0.41)	0.28	(0.16)	0.07	0.01
Dividend per share	0.52	0.48	0.48	0.48	0.44
Total Assets	1,984,424	1,893,671	1,844,321	1,696,407	1,529,689
Long-Term Debt – including Current Portion	287,330	306,096	363,427	316,986	260,628

Note: The Company's fiscal year ends on the Sunday nearest to September 30. However, Harris Teeter's fiscal periods end on the Tuesday following the Company's fiscal period end. Fiscal year 2011 includes the 52 weeks ended October 2, 2011. Fiscal year 2010 includes the 53 weeks ended October 3, 2010 and Fiscal years 2009, 2008, and 2007 includes the 52 weeks ended September 27, 2009, September 28, 2008 and September 30, 2007, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. In light of the risks, uncertainties and assumptions discussed under Item 1A "Risk Factors" of this Annual Report on Form 10-K and other factors discussed in this section, there are risks that our actual experience will differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report. For more information regarding what constitutes a forward-looking statement, please refer to "Risk Factors" in Item 1A hereof.

Overview

The Company operates one primary business segment, retail grocery (including related real estate and store development activities) – through its wholly-owned subsidiary Harris Teeter. Harris Teeter is a regional supermarket chain operating primarily in the southeastern and mid-Atlantic United States, and the District of Columbia. The Company evaluates the performance of Harris Teeter utilizing various measures which are based on operating profit.

Historically, the Company also engaged in industrial sewing thread (textile primarily), including embroidery thread and technical textiles, through its A&E business. Subsequent to the end of fiscal 2011, the Company sold all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP. A definitive agreement to sell A&E was entered into on October 27, 2011 and the closing occurred on November 7, 2011. The sale price for A&E was $180 million in cash, subject to adjustments for working capital and certain liabilities including underfunded pension liability and foreign debt. In connection with the sale, the Company recorded a pre-tax loss on sale of discontinued operations of $48.8 million in the fourth quarter of 2011. As a result of this disposition, the sales and operating results of A&E are categorized as discontinued operations in the discussion that follows and in the financial statements included in Item 8 hereof for all periods presented. For additional information regarding discontinued operations, see Note 5 to the Consolidated Financial Statements in Item 8 hereof.

The economic environment over the past few years has motivated changes in the consumption habits of the retail consumer which continues to impact our financial results. Economic uncertainty, tumultuous market conditions and low levels of consumer confidence have created changes in the type of products purchased by Harris Teeter customers and increased the competitive environment in Harris Teeter's primary markets. Harris Teeter competes with other traditional grocery retailers, as well as other retail outlets including, but not limited to, discount retailers such as "neighborhood or supercenters" and "club and warehouse stores," specialty supermarkets and drug stores. Generally, Harris Teeter's markets continue to experience new store opening activity and increased feature pricing or everyday low prices by competitors. Harris Teeter utilizes information gathered from various sources, including its Very Important Customer ("VIC") loyalty card program, and works with suppliers to deliver effective retail pricing and targeted promotional spending programs that drive customer traffic and create value for Harris Teeter customers. In addition, Harris Teeter differentiates itself from its competitors with its product selection, assortment and variety, and its focus on customer service.

Harris Teeter has continued with its planned new store development program and has opened seven new stores and closed two stores for a net addition of five stores during fiscal 2011. During fiscal 2010, Harris Teeter opened 13 new stores and closed three stores for a net addition of 10 stores, and during fiscal 2009, Harris Teeter opened 15 new stores and closed two stores for a net addition of 13 stores. The reduction in new store growth activity was due to management's decision to delay new store openings, when possible, during the periods of economic uncertainty we have experienced in Harris Teeter's markets. Much of Harris Teeter's new store growth is focused on expanding its Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. During the first quarter of fiscal 2011, Harris Teeter acquired 350,000 square feet of additional distribution capacity that is contiguous to its existing distribution facility in Greensboro, North Carolina. This represents an approximate 22% increase in the square footage of Harris Teeter's existing distribution facilities and was acquired to meet the company's continued growth.

Results of Operations

Discontinued Operations

On November 7, 2011, the Company completed the sale of all of its ownership interest in its thread manufacturing business, A&E. In connection with the sale of A&E, the Company recorded a pre-tax loss on sale of discontinued operations of $48.8 million in the fourth quarter of fiscal 2011. In addition, A&E's historical results of operations have been classified as discontinued operations for all periods presented.

The following table sets forth the consolidated operating profit components for Harris Teeter and for the holding company ("Corporate") for the 52 weeks ended October 2, 2011 (fiscal 2011), the 53 weeks ended October 3, 2010 (fiscal 2010) and the 52 weeks ended September 27, 2009 (fiscal 2009). The table also sets forth the percentage increase or decrease of such components over the prior year (in thousands):

	Fiscal 2011		Fiscal 2010		Fiscal 2009		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	11 vs 10	10 vs 09
Net Sales	$4,285,565	100.00	$4,099,353	100.00	$3,827,005	100.00	4.5	7.1
Cost of Sales	3,015,517	70.36	2,871,907	70.06	2,657,564	69.44	5.0	8.1
Gross Profit	1,270,048	29.64	1,227,446	29.94	1,169,441	30.56	3.5	5.0
SG&A Expenses								
Harris Teeter	1,078,978	25.18	1,045,860	25.51	993,850	25.97	3.2	5.2
Corporate	10,364	0.24	4,730	0.12	7,477	0.20	119.1	(36.7)
Total	1,089,342	25.42	1,050,590	25.63	1,001,327	26.17	3.7	4.9
Operating Profit	180,706	4.22	176,856	4.31	168,114	4.39	2.2	5.2
Interest Expense, net	18,983	0.44	19,521	0.47	16,561	0.43	(2.8)	17.9
Net Investment Gains	19,392	0.45	310	0.01	746	0.02	n.m.	n.m.
Earnings From Continuing Operations Before Income Taxes	181,115	4.23	157,645	3.85	152,299	3.98	14.9	3.5
Income Tax Expense	69,657	1.63	58,993	1.44	58,702	1.53	18.1	0.5
Earnings From Continuing Operations	111,458	2.60	98,652	2.41	93,597	2.45	13.0	5.4
Earnings (Loss) From Discontinued Operations, Before Income Taxes	26,078		19,693		(14,110)			
Income Tax Expense (Benefit)	9,816		6,304		(6,477)			
Loss on Sale of Discontinued Operations, net of Taxes	(36,473)		-		-			
Earnings (Loss) From Discontinued Operations	(20,211)		13,389		(7,633)			
Net Earnings	$ 91,247		$ 112,041		$ 85,964			

n.m. – not meaningful

Harris Teeter

Net sales increased 4.5% in fiscal 2011 and 7.1% in fiscal 2010 when compared to the respective prior years. The increase in sales in fiscal 2011 was attributable to incremental new store sales and an increase in comparable store sales. On a comparable week basis (reducing fiscal 2010 sales for the first week of the annual period), sales increased by 6.40% from fiscal 2010 to fiscal 2011. The increase in sales in fiscal 2010 was attributable to sales from incremental new stores and an extra week of operations. On a comparable week basis (reducing fiscal 2010 sales for the last week of the annual period), sales increased by 5.10% from fiscal 2009 to fiscal 2010. The fiscal 2010 sales increase was partially offset by a comparable store sales decline. During fiscal 2011, Harris Teeter opened seven new stores (one of which replaced an existing store) and closed two stores, for a net addition of five stores. During fiscal 2010, Harris Teeter opened 13 new stores (two of which replaced existing stores) and closed three stores, for a net addition of 10 stores. During fiscal 2009, Harris Teeter opened 15 new stores (two of which replaced existing stores) and closed two stores, for a net addition of 13 stores. The increase in sales from new stores exceeded the loss of sales from closed stores by $122.0 million in fiscal 2011, $238.2 million in fiscal 2010 and $225.4 million in fiscal 2009. Comparable store sales (see definition below) increased by 3.27% ($129.4 million) in fiscal 2011, decreased by 1.10% ($42.0 million) in fiscal 2010 and decreased by 1.49% ($53.1 million) in fiscal 2009. Comparable store sales have been negatively impacted, to some extent, by the cannibalization created by strategically opening stores in key major markets that have a close proximity to existing stores. Management believes that Harris Teeter's strategy of opening additional stores within close proximity to existing stores, and any similar new additions in the foreseeable future, have a strategic benefit of enabling Harris Teeter to capture sales and expand market share as the markets it serves continue to grow. During fiscal 2011, Harris Teeter experienced an increase in customer visits, number of items sold and the average basket size. In addition, Harris Teeter experienced average increases in active households per comparable store (based on VIC data) of 1.69%, evidencing a continued growing customer base in those stores. Store brand penetration, based on units sold, has also increased on a year over year basis. Store brand penetration based on units sold was 23.95% in fiscal 2011, as compared to 23.58% in fiscal 2010. Store brand penetration based on sales dollars was down 5 basis points year over year at 24.57% in fiscal 2011, as compared to 24.62% in fiscal 2010; however, the dollar penetration for the quarter improved year over year, coming in at 25.12% for the fourth quarter of fiscal 2011, as compared to 24.67% in the fourth quarter of fiscal 2010.

Harris Teeter considers its reporting of comparable store sales growth to be effective in determining core sales growth during periods of fluctuation in the number of stores in operation, their locations and their sizes. While there is no standard industry definition of "comparable store sales," Harris Teeter has been consistently applying the following definition. Comparable store sales are computed using corresponding calendar weeks to account for the occasional extra week included in a fiscal year. A new store must be in operation for 14 months before it enters into the calculation of comparable store sales. A closed store is removed from the calculation in the month in which its closure is announced. A new store opening within an approximate two-mile radius of an existing store that is to be closed upon the new store opening is included as a replacement store in the comparable store sales measurement as if it were the same store. Sales increases resulting from existing comparable stores that are expanded in size are included in the calculations of comparable store sales, if the store remains open during the construction period. Comparable store sales for fiscal 2011 was computed on a 52-week basis by reducing fiscal 2010 sales for the first week of the annual period and comparable store sales for fiscal 2010 was computed on a 53-week basis by adding an additional week of sales to fiscal 2009.

Gross profit as a percent to sales declined 30 basis points from fiscal 2010 to fiscal 2011 and declined 62 basis points from fiscal 2009 to fiscal 2010. The decrease in the gross profit margin from fiscal 2010 to fiscal 2011 was driven primarily by an increase in the LIFO charge recorded in fiscal 2011. Harris Teeter continued to drive sales through its promotional activity, which includes lowering the sales price on selected items (price investment) and resulted in a reduction in the gross profit margin by 2 basis points during fiscal 2011 and 71 basis points during fiscal 2010. The annual LIFO adjustment reduced gross profit by $11.1 million (0.26% to sales) in fiscal 2011, increased gross profit by $1.6 million (0.04% to sales) in fiscal 2010, and reduced gross profit by $4.4 million (0.12% to sales) in fiscal 2009.

Selling, general & administrative ("SG&A") expenses at Harris Teeter increased during fiscal 2011 and fiscal 2010 when compared to prior years, as a result of incremental store growth and its impact on associated operational costs such as labor, healthcare expense, credit and debit card fees, rent and other occupancy costs. However, SG&A expenses as a percent to sales decreased 33 basis points in fiscal 2011 and 46 basis points in fiscal 2010, as a result of the leverage created through sales gains that apply against fixed costs, along with improved labor management and other cost control initiatives. The increase in SG&A expenses (excluding advertising and support department costs) over the previous year for stores opened in fiscal 2011 accounted for $28.6 million of the $33.1 million increase in total SG&A expenses from fiscal 2010 to fiscal 2011. The increase in SG&A expenses (excluding advertising and support department costs) over the previous year for stores opened in fiscal 2010 accounted for $45.0 million of the $52.0 million increase in total SG&A expenses from fiscal 2009 to fiscal 2010. Even though store labor and associated benefit costs increased, as a result of Harris Teeter's new store growth, there was a 29 basis point reduction in these costs as a percent to sales from fiscal 2010 to fiscal 2011 and a 23 basis point reduction from fiscal 2009 to fiscal 2010. Advertising and support department costs as a percent to sales also declined and represented a 5 basis point reduction between fiscal 2010 and 2011 and a 42 basis point reduction between fiscal 2009 and 2010. Included with SG&A expenses are pre-opening costs, which consist of pre-opening rent, labor and associated fringe benefits and recruiting and relocations costs incurred prior to a new store opening and amounted to $7.0 million (0.16% to sales) in fiscal 2011, $8.4 million (0.20% of sales) in fiscal 2010 and $14.4 million (0.37% of sales) in fiscal 2009. Pre-opening costs fluctuate between periods depending on the new store opening schedule and market location.

Corporate

Corporate SG&A expenses include a portion of compensation and benefits of holding company employees and certain other costs that have not historically been allocated to the operating companies. Corporate SG&A increased to $10.4 million in 2011 from $4.7 million in 2010. Corporate SG&A decreased $2.7 million in 2010 from 2009. As previously disclosed, Corporate SG&A expenses in fiscal 2010 were reduced by $3.9 million as a result of gains realized in connection with the exchange of the Company's corporate aircraft. Adjusting fiscal 2010 for the gains, Corporate SG&A expenses increased by $1.7 million as a result of increased depreciation expense on the corporate aircraft and lower earnings on company-owned life insurance.

Consolidated

Net interest expense (interest expense less interest income) decreased $0.5 million in fiscal 2011 from fiscal 2010 primarily as a result of lower interest on debt borrowings due to lower average outstanding borrowings. The reduction in interest expense on debt borrowings between fiscal 2010 and 2011 was offset, in part, by increased interest associated with capital leases. Net interest expense increased $3.0 million in fiscal 2010 from fiscal 2009 primarily as a result of increased interest associated with capital leases recorded at Harris Teeter.

Net investment gains for fiscal 2011 include a gain the Company realized upon the sale of its interest in a foreign investment company. As previously disclosed, the Company recorded a pre-tax gain of $19.5 million in the first quarter of fiscal 2011.

The effective consolidated income tax rate on continuing operations in fiscal 2011 was 38.5% as compared to 37.4% for fiscal 2010 and 38.5% for fiscal 2009. Income tax expense for fiscal 2011 included additional foreign taxes paid in connection with the investment gain discussed above and income tax expense for fiscal 2009 included adjustments made for an increase in the Company's state income taxes.

As a result of the items discussed above, earnings from continuing operations after tax was $111.5 million, or $2.28 per diluted share in fiscal 2011, as compared to $98.7 million, or $2.03 per diluted share in fiscal 2010 (a 53-week year) and $93.6 million, or $1.94 per diluted share in fiscal 2009. The after-tax gain on the sale of the Company's foreign investment increased fiscal 2011 earnings from continuing operations by $10.3 million, or $0.21 per diluted share.

The following table sets forth the historical operating results of A&E for the 52 weeks of fiscal 2011, the 53 weeks of fiscal 2010 and the 52 weeks of fiscal 2009, which have been reclassified as discontinued operations (in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Net Sales	$320,876	$301,097	$250,817
Cost of Sales	241,539	228,685	202,901
Gross Profit	79,337	72,412	47,916
SG&A Expenses	52,351	51,297	51,288
Goodwill Impairment	-	-	7,654
Long-Lived Asset Impairments	-	-	2,237
Operating Profit (Loss)	26,986	21,115	(13,263)
Interest Expense	380	421	732
Interest Income	(170)	(66)	(479)
Less Net Earnings Attributable to Noncontrolling Interest	698	1,067	594
Earnings (Loss) From Discontinued Operations	26,078	19,693	(14,110)
Income Tax Expense (Benefit)	9,816	6,304	(6,477)
Loss on Sale of Discontinued Operations, Net of $12,277 of Income Tax Benefits	(36,473)	-	-
Earnings (Loss) From Discontinued Operations, Net of Taxes	$ (20,211)	$ 13,389	$ (7,633)

As previously disclosed, A&E recorded non-cash impairment charges during fiscal 2009 totaling $9.9 million related to its U.S. operating unit. Impairment charges included $7.7 million for the write-off of all of the goodwill associated with its U.S. acquisitions previously made in 1995 and 1996, and $2.2 million for the write-down of long-lived assets.

Outlook

The Company's operating performance and strong financial position provide the flexibility to continue with Harris Teeter's store development program that includes new and replacement stores along with the remodeling and expansion of existing stores. During fiscal 2012, Harris Teeter plans to open seven new stores (one of which will replace an existing store) and complete major remodels on twelve stores (six of which will be expanded in size). The fiscal 2012 new store openings are currently scheduled for three in the first quarter, three in the third quarter and one in the fourth quarter and will result in a 3.7% increase in retail square footage as compared to a 3.2% increase in fiscal 2011. Management will continue to evaluate Harris Teeter's capital expenditures during these times of economic uncertainty and will adjust its strategic plan accordingly. In addition, Harris Teeter routinely evaluates its existing store operations in regards to its overall business strategy and from time to time will close or divest older or underperforming stores.

The new store program anticipates the continued expansion of Harris Teeter's existing markets, including the Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal

Delaware. Real estate development by its nature is both unpredictable and subject to external factors including weather, construction schedules and costs. Any change in the amount and timing of new store development can impact the expected capital expenditures, sales and operating results.

Startup costs associated with opening new stores under Harris Teeter's store development program can negatively impact operating margins and net income. In the current competitive environment, promotional costs to maintain market share could also negatively impact operating margins and net income in future periods. The continued execution of productivity initiatives implemented throughout all stores, maintaining controls over waste, implementation of operating efficiencies and effective merchandising strategies will dictate the pace at which Harris Teeter's operating results could improve, if at all.

In connection with the sale of A&E, the Company expects to incur additional expenses, primarily related to the settlement of the pension liability and other employee benefit plans that have not been finalized, but are expected to be recorded in the first quarter of fiscal 2012. The amount of these losses will include adjustments for the recognition of a pro-rata share of the pension plan's accumulated unrecognized net actuarial losses currently included in Accumulated Other Comprehensive Income and the impact from allocating existing plan assets under pension regulations. These non-cash charges are currently estimated to be approximately $66 million before tax and $40 million after tax, or $0.81 per diluted share. Additionally, adjustments for changes in the plan's funded status from the Company's fiscal year end until closing will be made and cannot presently be estimated.

The Company's management remains cautious in its expectations for fiscal 2012 due to the current economic environment and its impact on the Company's customers. Harris Teeter will continue to refine its merchandising strategies to respond to the changing shopping demands. The retail grocery market remains intensely competitive. Any operating improvement will be dependent on the Company's ability to increase Harris Teeter's market share, control costs and to effectively execute the Company's strategic expansion plans.

Capital Resources and Liquidity

The Company is a holding company which, through its wholly-owned subsidiary, Harris Teeter is engaged in the retail supermarket business. As previously noted, the Company was also engaged in the global manufacturing and distribution of industrial sewing threads, through its wholly-owned subsidiary, A&E. On November 7, 2011 the Company completed the sale all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP for $180 million in cash consideration, subject to adjustments for working capital and certain liabilities including underfunded pension liability and foreign debt. The Company has no material independent operations, nor material assets, other than the investment in Harris Teeter, as well as certain property and equipment, cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs. The Company provides a variety of services to Harris Teeter and is dependent upon income and associated cash flows from its operations.

The Company's principal source of liquidity has been cash generated from operating activities and borrowings available under the Company's credit facility. During fiscal 2011, the net cash provided by operating activities was $272.2 million, compared to $243.7 million during fiscal 2010 and $233.7 million during fiscal 2009. Investing activities during fiscal 2011 required net cash of $109.0 million, compared to $124.8 million during fiscal 2010 and $218.8 million during fiscal 2009. Investing activities during fiscal 2011 included Harris Teeter's sale of its ownership position in five investment properties along with one owned property which generated $22.6 million of cash and the Company's sale of a foreign investment which generated $21.6 million of cash. Historically, capital spending has been financed by cash provided by operating activities and supplemented with borrowings under the Company's credit facility. Financing activities during fiscal 2011 utilized $62.0 million of cash and included a net reduction of $20.0 million of borrowings under the Company's credit facility. Financing activity also includes $25.6 million for the payment of dividends in fiscal 2011, compared to $29.3 million in fiscal 2010 (consisting of 5 quarterly payments) and $17.5 million in fiscal 2009 (consisting of 3 quarterly payments).

During fiscal 2011, consolidated capital expenditures totaled $153.9 million. Harris Teeter's capital expenditures were $147.9 million in fiscal 2011, compared to $106.7 million in fiscal 2010 and $206.7 million in fiscal 2009. Aside from the $22.6 million Harris Teeter received from the sale of property discussed above, during fiscal 2011 Harris Teeter invested an additional $19.4 million and received an additional $19.7 million in connection with the development of certain of its new stores. As previously disclosed, fiscal 2010 capital expenditures included $21.5 million for the exchange of the corporate aircraft, which was partially offset by $14.4 million of proceeds from the sale of the old aircraft. Capital expenditures for Harris Teeter during fiscal 2012 are expected to total approximately $215 million. Harris Teeter anticipates that its capital investment for new store growth and store remodels will be concentrated in its existing markets for fiscal 2012, as well as in the foreseeable future. The Company has sufficient resources through internally generated funds, proceeds from the sale of A&E and borrowings available under the Company's credit facility to complete the planned capital investment. Management believes that the Company's revolving line of credit provides sufficient liquidity for what management expects the Company will require through the expiration of the line of credit in December 2012.

The Company's credit facility was entered into on December 20, 2007 with eleven banks and provides for a five-year revolving credit facility ("Revolving Credit Facility") in the aggregate amount of up to $350 million and a non-amortizing term loan of $100 million due December 20, 2012 ($20 million of which has been pre-paid). The credit agreement also provides for an optional increase of the Revolving Credit Facility by an additional amount of up to $100 million and two 1-year maturity extension options, both of which require the consent of the lenders. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of October 2, 2011, the Company was in compliance with all financial covenants of the credit agreement and no borrowings were outstanding under the Revolving Credit Facility. Issued letters of credit reduce the amount available for borrowings under the Revolving Credit Facility and amounted to $28.3 million as of October 2, 2011. In addition to the $321.7 million of borrowings available under the Revolving Credit Facility as of October 2, 2011, the Company has the capacity to borrow up to an aggregate amount of $34.3 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral. In the normal course of business, the Company will continue to evaluate other financing opportunities based on the Company's needs and market conditions.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. As of October 2, 2011, the amount of additional debt that could be incurred within the limitations of the most restrictive debt covenants exceeded the additional borrowings available under the Revolving Credit Facility. As such, management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's Revolving Credit Facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. Management expects that cash provided by operations and other sources of liquidity, such as the Company's Revolving Credit Facility and new sources of financing available to the Company, will be sufficient to meet these obligations on a short and long-term basis. The following table represents the scheduled maturities of the Company's contractual obligations as of October 2, 2011 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt (1)	$ 229,481	$ 10,042	$ 97,499	$ 15,270	$ 106,670
Operating Leases (1) (2)	1,462,782	97,621	199,646	196,961	968,554
Capital Lease Obligations (1) (2)	203,683	11,965	23,996	24,057	143,665
Purchase Obligations – Fixed Assets	38,121	38,121	-	-	-
Purchase Obligations – Service Contracts/Other	86,809	36,048	37,890	12,871	-
Unrecognized Tax Liability (3)	5,418	1,980	3,438	-	-
Other Long-Term Liabilities (4)	11,793	1,579	2,971	2,270	4,973
Total Contractual Cash Obligations	$2,038,087	$197,356	$365,440	$251,429	$1,223,862

(1) For a more detailed description of the obligations see Notes 6 and 7 to the Consolidated Financial Statements in Item 8 hereof. Amounts represent total expected payments of principal and interest. Payment on variable interest debt is estimated using an interest rate of 2.2% applied to the outstanding balance.

(2) Represents the minimum rents payable and includes leases associated with closed stores. The obligations related to the closed store leases are discussed below. Amounts are not offset by expected sublease income and do not include various contingent liabilities associated with assigned leases as discussed below.

(3) For a more detailed description of the obligation refer to Note 12 to the Consolidated Financial Statements in Item 8 hereof. The timing of payment, if any, for the unrecognized tax liability is not certain. However, we believe that we could possibly be assessed on the tax issues within the next three years.

(4) Represents the projected cash payments associated with certain deferred compensation contracts. The net present value of these obligations is recorded by the Company and included with other long-term liabilities in the Company's consolidated balance sheets.

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several sub-tenants with recourse. These leases expire over the next 10 years, and the future minimum lease payments of approximately $38.0 million, in the aggregate, over that future period have been assumed by these sub-tenants. In the unlikely event, in management's opinion based on the current operations and credit worthiness of the assignees, that all such contingent obligations would be payable by Harris Teeter, the approximate aggregate amounts due by year would be as follows: $7.9 million in fiscal 2012 (23 stores), $6.7 million in fiscal 2013 (18 stores), $5.8 million in fiscal 2014 (16 stores), $5.2 million in fiscal 2015 (12 stores), $4.3 million in fiscal 2016 (8 stores) and $8.1 million in aggregate during all remaining years thereafter.

The Company utilizes various standby letters of credit and bonds as required from time to time by certain programs, most significantly for self-insured programs such as workers compensation and various casualty insurance. These letters of credit and bonds do not represent additional obligations of the Company since the underlying liabilities are recorded as insurance reserves and included with other current liabilities on the Company's consolidated balance sheets. In addition, the Company occasionally utilizes documentary letters of credit for the purchase of merchandise in the normal course of business. Issued and outstanding letters of credit totaled $28.3 million as of October 2, 2011.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Actual results could differ from those estimates. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Management has identified the following accounting policies as the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. Given the highly promotional nature of the retail supermarket industry, the allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Examples of such arrangements include, but are not limited to, promotional, markdown and rebate allowances; cooperative advertising funds; volume allowances; store opening discounts and support; and slotting, stocking and display allowances. The amount of such allowances may be determined on the basis of (1) a fixed dollar amount negotiated with the vendor, (2) an amount per unit purchased or as a percentage of total purchases from the vendor, or (3) amounts based on sales to the customer, number of stores, in-store displays or advertising. The proper recognition and timing of accounting for these items are significant to the reporting of the results of operations of the Company. The Company applies the authoritative guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 ("SAB No. 104") – *Revenue Recognition*, Subtopic 605-50 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), and other authoritative guidance as appropriate. Under SAB No. 104, revenue recognition requires, as a prerequisite, the completion of the earnings process and its realization or assurance of realizability. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter's practices are in accordance with ASC Subtopic 605-50 and are based on the premise that the accounting for these vendor allowances should follow the economic substance of the underlying transactions, which is evidenced by the agreement with the vendor as long as the allowance is distinguishable from the merchandise purchase. Consistent with this premise, Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

There are numerous types of rebates and allowances in the retail industry. The Company's accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement based on the estimated inventory turns of the merchandise to which the allowance applies. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Inventory Valuation

Merchandise inventory is valued at the lower of cost or market with the cost of a substantial portion of inventories being determined using the last-in, first-out (LIFO) method. Limited categories of inventories are valued on the first-in, first-out (FIFO) cost methods. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the "link chain" method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to "link" current costs to the original costs of the base years in which the Company adopted LIFO. The Company's determination of the LIFO index is driven by the change in current year costs, as well as the change in inventory quantities on hand. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates significantly impact the ending inventory valuation at cost, as well as gross margin. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company's obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company's experiences in selling obsolete and slow-moving inventory, management believes that the amounts of the obsolescence reserves to the carrying values of its inventories are materially adequate.

With regard to the proper valuations of inventories, management reviews its judgments, assumptions and other relevant, significant factors on a routine basis and makes adjustments where the facts and circumstances dictate.

Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability

The Company is primarily self-insured for workers' compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis.

Actual workers' compensation claims, and general liability and automotive liability losses, are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss reserves. The open claims and initial loss reserves are subjected to examination by the Company's risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated reserve required for worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The Company measures the liabilities associated with claims for workers' compensation, general liability and automotive liability through the use of actuarial methods to project an estimate of ultimate cost for claims incurred. The estimated cost for claims incurred are discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Management does not believe the likelihood is significant that existing worker compensation claims, general liability claims and automotive liability claims will be settled for materially higher amounts than those accrued.

The variety of healthcare plans available to employees are primarily self-insured. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported (IBNR) using an actuarial method of applying a development factor to the reported claims amount. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. Historical experience is continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. The Company believes that the total healthcare cost accruals are reasonable and adequate to cover future payments on pre-existing claims.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired. The fair value is estimated based on expected future cash flows.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current estimates and assumptions of projected cash flows, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and

(3) the current economic conditions. The actual cost of disposition for these leases is affected by specific real estate markets, inflation rates and general economic conditions and may differ significantly from those assumed and estimated.

Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company constantly reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate.

Retirement Plans and Post-Retirement Benefit Plans

The Company maintains certain retirement benefit plans for substantially all full-time employees and supplemental retirement benefit plans for certain selected directors and officers of the Company and its subsidiaries. The qualified pension plan is a non-contributory, funded defined benefit plan, while the non-qualified supplemental retirement benefit plans are unfunded, defined benefit plans. The Company's current funding policy for its qualified pension plan is to contribute annually an amount in excess of the contributions required by regulatory authorities to meet minimum funding requirements, as determined by its actuaries to be effective in increasing the funding ratios and reducing the volatility of future contributions.

The Company has certain deferred compensation arrangements which allow or allowed in prior years its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. The Company may also, from time to time, make discretionary annual contributions into the Director Deferral Plan on behalf of its outside directors. These plans are unfunded. The Company utilizes a rabbi trust to hold assets set aside to pay the respective liabilities of these plans. For further disclosures regarding the Company's pension and deferred compensation plans, see the Note 13 to the Consolidated Financial Statements in Item 8 hereof.

The Company maintains a post-retirement healthcare plan for retirees whose sum of age and years of service equal at least 75 at retirement. The plan continues coverage from early retirement date until the earlier date of eligibility for Medicare or any other employer's medical plan. The Company requires that the retiree pay the estimated full cost of the coverage. The Company also provides a $5,000 post-retirement mortality benefit to a small number of retirees under a prior plan. The obligations and expenses associated with each of these benefit plans are not material.

The determination of the Company's obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension – no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit – no funded assets to be measured and no dependency on future rates of compensation or turnover. In accordance with generally accepted accounting principles, actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense.

Recent Accounting Standards

In June 2011, the FASB issued an Accounting Standards Update ("ASU") incorporated under Topic 220 regarding the presentation of Comprehensive Income. The new standard requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. In addition, the standard eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity. The ASU requires retrospective application and will become effective for the Company in the first quarter of fiscal 2013. Adoption of the new standard involves presentation and is not expected to impact the Company's financial position, results of operations or cash flows.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company's exposure to market risks results primarily from changes in interest rates. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. As of October 2, 2011, the Company had two interest rate swap agreements accounted for as cash flow hedge derivatives.

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates for the Company's Senior Notes due at various dates through 2017 (which accounts for 97% of the Company's fixed interest debt obligations) (dollars in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
Senior Notes	$-	$-	$-	$-	$-	$100,000	$100,000	$128,737
Weighted average interest rate	-	-	-	-	-	7.64%	7.64%	

For a more detailed description of fair value of the Senior Notes, see Note 9 to the Consolidated Financial Statements in Item 8 hereof.

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80 million. The swap agreements effectively fixed the interest rate on $80 million of the Company's term loan, of which $40 million is at 1.81% and $40 million is at 1.80%, excluding the applicable margin and associated fees. The fair value of these derivatives are recorded on the balance sheet at their respective fair value and amounted to a liability of $565,000 as of October 2, 2011. For a more detailed description of fair value of these agreements, see Note 8 to the Consolidated Financial Statements in Item 8 hereof.

Item 8. ***Financial Statements and Supplementary Data***

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited the accompanying consolidated balance sheets of Ruddick Corporation and subsidiaries (the Company) as of October 2, 2011 and October 3, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 2, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule "Valuation and Qualifying Accounts and Reserves." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 2, 2011 and October 3, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended October 2, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 2, 2011, based on criteria established in "*Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)," and our report dated December 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
December 1, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited Ruddick Corporation and subsidiaries' (the Company) internal control over financial reporting as of October 2, 2011, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2011, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ruddick Corporation and subsidiaries as of October 2, 2011 and October 3, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 2, 2011, and our report dated December 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
December 1, 2011

CONSOLIDATED BALANCE SHEETS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	October 2, 2011	October 3, 2010
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 164,479	$ 60,107
Accounts Receivable, Net of Allowance For Doubtful Accounts of $1,471 and $2,390	47,088	47,872
Refundable Income Taxes	15,055	14,421
Inventories	287,137	272,025
Deferred Income Taxes	1,321	2,395
Prepaid Expenses and Other Current Assets	24,576	28,215
Current Assets of Discontinued Operations	220,017	122,835
Total Current Assets	759,673	547,870
Property		
Land	20,168	18,901
Buildings and Improvements	220,442	208,982
Machinery and Equipment	840,118	842,625
Leasehold Improvements	816,675	767,472
Total, at Cost	1,897,403	1,837,980
Accumulated Depreciation and Amortization	877,935	840,425
Property, Net	1,019,468	997,555
Investments	112,556	116,615
Intangible Assets	13,609	13,944
Other Long-Term Assets	79,118	73,371
Long-Term Assets of Discontinued Operations	-	144,316
Total Assets	$1,984,424	$1,893,671
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current Portion of Long-Term Debt and Capital Lease Obligations	$ 3,902	$ 10,775
Accounts Payable	252,859	210,875
Accrued Compensation	63,236	56,750
Other Current Liabilities	87,805	83,651
Current Liabilities of Discontinued Operations	71,571	41,434
Total Current Liabilities	479,373	403,485
Long-Term Debt and Capital Lease Obligations	283,428	295,321
Deferred Income Taxes	19,674	3,580
Pension Liabilities	113,617	160,147
Other Long-Term Liabilities	113,250	103,663
Long-Term Liabilities of Discontinued Operations	-	28,552
Commitments and Contingencies	-	-
Equity		
Common Stock, no par value - Shares Outstanding: 2011 – 49,147,817; 2010 – 48,901,482	104,211	98,285
Retained Earnings	984,535	918,843
Accumulated Other Comprehensive Loss	(100,423)	(106,235)
Accumulated Other Comprehensive Loss of Discontinued Operations	(19,048)	(18,444)
Total Equity of Ruddick Corporation	969,275	892,449
Noncontrolling Interest of Discontinued Operations	5,807	6,474
Total Equity	975,082	898,923
Total Liabilities and Equity	$1,984,424	$1,893,671

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED OPERATIONS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except per share data)

	52 Weeks Ended October 2, 2011	53 Weeks Ended October 3, 2010	52 Weeks Ended September 27, 2009
Net Sales	**$4,285,565**	**$4,099,353**	**$3,827,005**
Cost of Sales	3,015,517	2,871,907	2,657,564
Selling, General and Administrative Expenses	1,089,342	1,050,590	1,001,327
Operating Profit	**180,706**	**176,856**	**168,114**
Interest Expense	19,116	19,708	16,574
Interest Income	(133)	(187)	(13)
Net Investment Gain	(19,392)	(310)	(746)
Earnings From Continuing Operations Before Income Taxes	181,115	157,645	152,299
Income Tax Expense	69,657	58,993	58,702
Earnings From Continuing Operations	111,458	98,652	93,597
Earnings (Loss) From Discontinued Operations	26,078	19,693	(14,110)
Income Tax Expense (Benefit)	9,816	6,304	(6,477)
Loss on Sale of Discontinued Operations, Net of $12,277 of Income Tax Benefits	(36,473)	-	-
Earnings (Loss) From Discontinued Operations, Net of Income Tax	(20,211)	13,389	(7,633)
Net Earnings	**$ 91,247**	**$ 112,041**	**$ 85,964**
Earnings (Loss) Per Share - Basic:			
Continuing Operations	**$ 2.30**	**$ 2.05**	**$ 1.95**
Discontinued Operations	**$ (0.42)**	**$ 0.28**	**$ (0.16)**
Earnings (Loss) Per Share - Diluted:			
Continuing Operations	**$ 2.28**	**$ 2.03**	**$ 1.94**
Discontinued Operations	**$ (0.41)**	**$ 0.28**	**$ (0.16)**
Weighted Average Number of Shares of Common Stock Outstanding:			
Basic	**48,469**	**48,215**	**47,964**
Diluted	**48,852**	**48,600**	**48,337**

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (no par value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity of Ruddick Corporation	Non-controlling Interest	Total Equity
Balance as of September 28, 2008	48,278,136	$83,252	$767,562	$ (27,655)	$823,159	$ 6,624	$829,783
Comprehensive Income:							
Net earnings	-	-	85,964	-	85,964	594	86,558
Unrealized loss on cash flow hedge, net of tax benefits of $231	-	-	-	(354)	(354)	-	(354)
Postemployment benefits adjustment, net of tax benefits of $181	-	-	-	(309)	(309)	-	(309)
Pension adjustment, tax benefits of $50,535	-	-	-	(78,640)	(78,640)	-	(78,640)
Foreign currency translation adjustment, net of $400 for taxes	-	-	-	(1,566)	(1,566)	(87)	(1,653)
Total Comprehensive Income					5,095	507	5,602
Dividends ($0.48 a share)	-	-	(23,290)	-	(23,290)	-	(23,290)
Exercise of stock options, including tax benefits of $482	104,199	2,080	-	-	2,080	-	2,080
Share-based compensation	206,259	5,722	-	-	5,722	-	5,722
Shares effectively purchased and retired for withholding taxes	(43,514)	(1,176)	-	-	(1,176)	-	(1,176)
Distributions to noncontrolling interest	-	-	-	-	-	(358)	(358)
Balance as of September 27, 2009	48,545,080	89,878	830,236	(108,524)	811,590	6,773	818,363
Comprehensive Income:							
Net earnings	-	-	112,041	-	112,041	1,067	113,108
Unrealized loss on cash flow hedge, net of tax benefits of $319	-	-	-	(656)	(656)	-	(656)
Postemployment benefits adjustment, net of tax benefits of $59	-	-	-	(114)	(114)	-	(114)
Pension liability adjustment, net of tax benefits of $10,060	-	-	-	(15,628)	(15,628)	-	(15,628)
Foreign currency translation adjustment, net of $333 for taxes	-	-	-	243	243	44	287
Total Comprehensive Income					95,886	1,111	96,997
Dividends ($0.48 a share)	-	-	(23,434)	-	(23,434)	-	(23,434)
Exercise of stock options, including tax benefits of $1,366	257,741	5,320	-	-	5,320	-	5,320
Share-based compensation	204,423	6,104	-	-	6,104	-	6,104
Shares effectively purchased and retired for withholding taxes	(50,462)	(1,375)	-	-	(1,375)	-	(1,375)
Shares purchased and retired	(55,300)	(1,491)	-	-	(1,491)	-	(1,491)
Directors stock plan	-	14	-	-	14	-	14
Acquisition from noncontrolling interest	-	(165)	-	-	(165)	(1,264)	(1,429)
Distributions to noncontrolling interest	-	-	-	-	-	(146)	(146)
Balance as of October 3, 2010	48,901,482	98,285	918,843	(124,679)	892,449	6,474	898,923

	Common Stock Shares (no par value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity of Ruddick Corporation	Non-controlling Interest	Total Equity
Balance as of October 3, 2010	48,901,482	98,285	918,843	(124,679)	892,449	6,474	898,923
Comprehensive Income:							
Net earnings	-	-	91,247	-	91,247	698	91,945
Unrealized gain on cash flow hedge, net of $271 for taxes	-	-	-	487	487	-	487
Postemployment benefits adjustment, net of $13 for taxes	-	-	-	39	39	-	39
Pension liability adjustment, net of $3,222 for taxes	-	-	-	5,060	5,060	-	5,060
Foreign currency translation adjustment, including $146 for taxes	-	-	-	(378)	(378)	236	(142)
Total Comprehensive Income					96,455	934	97,389
Dividends ($0.52 a share)	-	-	(25,555)	-	(25,555)	-	(25,555)
Exercise of stock options, including tax benefits of $1,157	38,256	1,779	-	-	1,779	-	1,779
Share-based compensation	273,844	8,073	-	-	8,073	-	8,073
Shares effectively purchased and retired for withholding taxes	(65,765)	(2,485)	-	-	(2,485)	-	(2,485)
Directors stock plan	-	3	-	-	3	-	3
Acquisition from noncontrolling interest	-	(1,444)	-	-	(1,444)	(806)	(2,250)
Distributions to noncontrolling interest	-	-	-	-	-	(795)	(795)
Balance as of October 2, 2011	49,147,817	$104,211	$984,535	$(119,471)	$969,275	$5,807	$975,082

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	52 Weeks Ended October 2, 2011	53 Weeks Ended October 3, 2010	52 Weeks Ended September 27, 2009
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Earnings	$ 91,247	$ 112,041	$ 85,964
Non-Cash Items Included in Net Income:			
Depreciation and Amortization	140,717	135,338	125,487
Deferred Income Taxes	18,939	45,628	10,393
Net Gain on Property Sales	(20,712)	(5,802)	(792)
Loss on Sale of Discontinued Operations	36,473	-	9,891
Share-Based Compensation	8,073	6,104	5,722
Other, Net	(7,219)	(6,569)	(2,652)
Changes in Operating Accounts Providing (Utilizing) Cash:			
Accounts Receivable	(852)	(19,015)	11,470
Inventories	(19,971)	(10,194)	1,833
Prepaid Expenses and Other Current Assets	6,311	(1,408)	(6,769)
Accounts Payable	37,688	(456)	(9,196)
Other Current Liabilities	19,218	(6,222)	5,550
Other Long-Term Operating Accounts	(39,097)	(7,301)	(4,102)
Dividends Received	1,431	1,553	940
Net Cash Provided by Operating Activities	**272,246**	**243,697**	**233,739**
INVESTING ACTIVITIES:			
Capital Expenditures	(153,916)	(132,130)	(209,203)
Purchase of Other Investments	(19,435)	(21,298)	(16,980)
Proceeds from Sale of Property	67,760	25,580	5,944
Return of Partnership Investments	-	3,364	3,152
Investments in COLI, Net of Proceeds from Death Benefits	(1,073)	158	(702)
Other, Net	(2,306)	(488)	(996)
Net Cash Used in Investing Activities	**(108,970)**	**(124,814)**	**(218,785)**
FINANCING ACTIVITIES:			
Net Proceeds from (Payments on) Short-Term Debt Borrowings	(2,427)	941	(3,836)
Net (Payments on) Proceeds from Revolver Borrowings	-	(52,900)	23,900
Proceeds from Long-Term Debt Borrowings	-	5,319	1,652
Payments on Long-Term Debt and Capital Lease Obligations	(32,195)	(9,450)	(12,212)
Dividends Paid	(25,555)	(29,259)	(17,465)
Proceeds from Stock Issued	622	3,954	1,598
Share-Based Compensation Tax Benefits	1,157	1,366	482
Shares Effectively Purchased and Retired for Withholding Taxes	(2,485)	(1,375)	(1,176)
Purchase and Retirement of Common Stock	-	(1,491)	-
Other, Net	(1,096)	53	135
Net Cash (Used in) Provided by Financing Activities	**(61,979)**	**(82,842)**	**(6,922)**
Increase in Cash and Cash Equivalents	**101,297**	**36,041**	**8,032**
Effect of Foreign Currency Fluctuations on Cash	**(107)**	**261**	**(481)**
Cash and Cash Equivalents at Beginning of Year	**73,612**	**37,310**	**29,759**
Cash and Cash Equivalents at End of Year	**$ 174,802**	**$ 73,612**	**$ 37,310**
Cash and Cash Equivalents of Continuing Operations	$ 164,479	$ 60,107	$ 27,493
Cash and Cash Equivalents of Discontinued Operations	10,323	13,505	9,817
Cash Paid During the Year For:			
Interest, Net of Amounts Capitalized	19,416	19,422	17,360
Income Taxes	44,470	28,214	43,588
Non-Cash Activity – Assets Acquired under Capital Leases	12,144	28	30,034

See Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ruddick Corporation and subsidiaries, including its wholly owned operating companies, Harris Teeter, Inc. ("Harris Teeter") and American & Efird, Inc. ("A&E"), collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as noncontrolling interest.

The Company reviews its investments in entities to determine if such entities are deemed to be variable interest entities (VIE's) as defined by ASC paragraph 810-10-05-8. The Company will consolidate those VIE's in which the Company is the primary beneficiary of the entity. The Company concluded that it did not have any VIE's that required consolidation in the reported fiscal years.

Basis of Presentation - Discontinued Operations

On November 7, 2011, the Company completed the sale of all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP. The purchase price was $180 million in cash consideration, subject to adjustments for working capital and certain liabilities, including under funded pension liabilities and foreign debt. As a result of the sale subsequent to the fiscal year ended October 2, 2011, A&E's operating results and assets and liabilities have been classified as discontinued operations in the Company's Consolidated Balance Sheets and Statements of Consolidated Operations.

Operations

The Company operates one primary business segment, retail grocery (including related real estate and store development activities) – through its wholly-owned subsidiary Harris Teeter. Harris Teeter is a regional supermarket chain operating primarily in the southeastern and mid-Atlantic United States, and the District of Columbia.

New Accounting Standards

In June 2009, the FASB issued a new standard that changed the definition of a variable interest entity ("VIE"), contained new criteria for determining the primary beneficiary of a VIE, required enhanced disclosures to provide more information about a company's involvement in a VIE and increased the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. The adoption of this standard at the beginning of the fiscal 2011 had no impact on the Company's financial position, results of operations or cash flows.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest to September 30. However, the Company's Harris Teeter subsidiary's fiscal periods end on the Tuesday following the Company's fiscal period end. Fiscal year 2011 includes the 52 weeks ended October 2, 2011 (October 4, 2011 for Harris Teeter), fiscal year 2010 includes the 53 weeks ended October 3, 2010 (October 5, 2010 for Harris Teeter), and fiscal year 2009 includes the 52 weeks ended September 27, 2009 (September 29, 2009 for Harris Teeter).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

The Company's inventories are valued at the lower of cost or market with the cost of substantially all inventories being determined using the last-in, first-out (LIFO) method. Limited categories of inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. Under the LIFO valuation method, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. LIFO indices are developed approximately one month prior to year end except for inventory held at Harris Teeter's distribution facilities which are developed at year end. The annual LIFO measurement is achieved by applying the indices to the actual inventory on hand as of year end.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. These allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise.

Property and Depreciation

Property is recorded at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements	10-40 years
Buildings	15-40 years
Machinery and equipment	3-15 years

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term.

Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts with gains or losses on disposal being added to or deducted from income. Property categories include $54,411,000 and $29,933,000 of accumulated costs for construction in progress as of October 2, 2011 and October 3, 2010, respectively.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired, and recorded as an offset to the asset value. The fair value is estimated based on expected future cash flows or third party valuations, if available.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions.

Investments

The Company's Harris Teeter subsidiary invests in certain real estate development projects, with a managing partner or partners and members of the project, in which Harris Teeter either operates or plans to operate a supermarket. Generally, all major decisions regarding Harris Teeter's investments are shared between all members. In particular, the use and sale of investments, business plans and budgets are generally required to be approved by all members. Generally, the managing partner receives fees for services that are believed to be at market. These investments, depending on the state of development, are accounted for either under the equity method of accounting or at cost.

The Company evaluates its investments using specific criteria to determine whether the Company will absorb the majority of the expected losses or receive a majority of the residual returns, and is the primary beneficiary. Factors considered in determining whether the Company is the primary beneficiary include risk and reward sharing, guarantees by members, fees paid to a partner and voting rights.

The Company continues to hold certain equity interest in a few emerging growth companies as a result of investments made in certain venture capital funds during prior years. As stated below, these investments are carried at the lower of cost or market. As a result of distributions, market write-downs and disposals over the past several years, the recorded aggregate value of these investments have been effectively reduced to zero.

Real estate and other investments are carried at the lower of cost or market and are periodically reviewed for potential impairment as discussed above. Investments accounted for under the equity method totaled $64,680,000 and $62,209,000 as of October 2, 2011 and October 3, 2010, respectively. Investments accounted for under the cost method totaled $47,876,000 and $54,406,000 as of October 2, 2011 and October 3, 2010, respectively.

Other Intangibles

Other intangibles with indefinite lives are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment. Intangible assets with finite, measurable lives are amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment along with other long-lived assets as discussed above.

Insurance

The Company utilizes a combination of self-insured retention and high-deductible programs for workers' compensation claims, healthcare claims, and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company determines the estimated reserve required for worker compensation claims, general liability and automotive liability by first analyzing the costs of claims incurred and then adjusts such estimates through actuarial methods to project the ultimate cost for claims incurred. The estimated total expected costs of claims includes an estimate for claims incurred but not reported (IBNR) and is discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability.

The Company records an accrual for the estimated amount of self-insured healthcare IBNR claims. These reserves are recorded based on historical experience, which is continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Deferred Rent

The Company recognizes rent holidays, including the period of time the Company has access prior to the store opening, which typically includes construction and fixturing activity, and rent escalations on a straight-line basis over the term of the lease. The deferred rent amount is included in Other Long-Term Liabilities on the Company's Consolidated Balance Sheets. The Company expenses construction period rent as incurred.

Derivatives

The Company utilizes derivative financial instruments to hedge its exposure to changes in interest rates. All derivative financial instruments are recorded on the balance sheet at their respective fair value. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

Derivatives are required to be carried at fair value on the balance sheet and receives hedge accounting treatment when certain conditions are met. In accordance with this standard, the Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the cash flow of the hedge items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company will discontinue hedge accounting prospectively.

Harris Teeter enters into purchase commitments for a portion of the fuel utilized in its distribution operations. Harris Teeter expects to take delivery of and to utilize these resources in a reasonable period of time and in the conduct of normal business. Accordingly, these fuel purchase commitments qualify as normal purchases. Harris Teeter also utilizes derivative financial instruments to hedge its exposure in the price variations of fuel. In addition, from time to time Harris Teeter will enter into commodity forward contracts related to the purchase of ingredients used in production processes. These contracts generally qualify for the normal purchase exception under guidance for derivative instruments and hedging activity.

By entering into derivative instrument contracts, the Company exposes itself, from time to time, to counterparty credit risk. Counterparty credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to the Company, which creates credit risk for the Company. The Company attempts to minimize this risk by selecting counterparties with investment grade credit ratings, limiting its exposure to any single counterparty and regularly monitoring its market position with each counterparty.

The Company's derivative instruments do not contain any credit-risk related contingent features.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (the exit price). The fair value should be based on assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy "the valuation hierarchy" that prioritizes the information used in measuring fair value is as follows:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
- Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly
- Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Revenue Recognition

Revenue is recognized at the point of sale to the customers.

Cost of Sales

The major components of cost of sales are (a) the cost of products sold determined under the Retail Inventory Method (see "Inventories" above) reduced by purchase cash discounts and vendor purchase allowances and rebates, (b) the cost of various sales promotional activities reduced by vendor promotional allowances, and reduced by cooperative advertising allowances to the extent an advertising allowance exceeds the cost of the advertising, (c) the cost of product waste, including, but not limited to, physical waste and theft, (d) the cost of product distribution, including warehousing, freight and delivery, and (e) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories. Additionally, the costs of production of product sold by the dairy operation to outsiders are included in cost of sales in the period in which the sales are recognized in revenues.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses are (a) the costs associated with store operations, including store labor and training, fringe benefits and incentive compensation, supplies and maintenance, regional and district management and store support, store rent and other occupancy costs, property management and similar costs, (b) advertising costs, (c) shipping and handling costs, excluding freight, warehousing and distribution costs, (d) merchandising and purchasing department staffing, supplies and associated costs, (e) customer service and support, and (f) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, marketing, and environmental, health and safety, based on appropriate classification under generally accepted accounting principles.

Advertising

Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred and amounted to $624,000, $1,845,000 and $1,972,000 in fiscal 2011, 2010 and 2009, respectively. Net advertising expenses of $20,071,000, $21,700,000 and $23,858,000 were included in the Company's results of operations for fiscal 2011, 2010 and 2009, respectively.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are settled or realized. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established for deferred tax assets for which realization is not more likely than not.

Accounting for uncertainty in income taxes requires that a minimum recognition threshold be met for a tax position taken or expected to be taken in a tax return before being recognized in the financial statements. The Company has elected to record interest expense related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recorded as a component of income tax expense.

Earnings Per Share ("EPS")

Basic EPS is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding common shares adjusted by the dilutive effect of potential common stock equivalents resulting from the operation of the Company's comprehensive stock option and awards plans.

Stock Options and Stock Awards

The Company uses fair-value accounting for all share-based payments to employees. Compensation expense for stock awards are based on the grant date fair value and are expensed ratably over their vesting period, resulting in more expense in the early years. Income tax benefits attributable to stock options exercised are credited to capital stock.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in shareholders' equity. The components of accumulated other comprehensive loss, net of taxes as of October 2, 2011, October 3, 2010 and September 27, 2009 consisted of the following (in thousands):

	2011	2010	2009
Accumulated unrecognized losses for minimum pension liabilities	$ 99,789	$104,992	$91,233
Accumulated unrecognized losses for postemployment liabilities	111	233	131
Accumulated unrecognized losses on cash flow hedges	523	1,010	354
Total accumulated other comprehensive loss, net of taxes	$100,423	$106,235	$91,718

Cash Flows

A portion of the discontinued operations are denominated in currencies other than the U.S. dollar. This created an exposure to foreign currency exchange rates. The impact of changes in the relationship of other currencies to the U.S. dollar has historically not been significant.

Reclassifications

To conform with classifications used in the current year, the financial statements for the prior year reflect certain reclassifications.

2. INVENTORIES

Inventories are valued at the lower of cost or market with the cost of a substantial portion of inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $39,415,000 and $28,356,000 less than the first-in, first-out (FIFO) cost method as of October 2, 2011 and October 3, 2010, respectively. Limited categories of inventories that are valued on the FIFO cost method totaled $47,152,000 and $40,416,000 at the end of fiscal 2011 and fiscal 2010, respectively.

The following table summarizes the components of inventories as of October 2, 2011 and October 3, 2010 (in thousands):

	2011	2010
Finished Goods	$283,699	$269,034
Raw Materials	3,438	2,991
Total Inventories	$287,137	$272,025

3. COMPANY OWNED LIFE INSURANCE (COLI)

The Company has purchased life insurance policies to fund its obligations under certain benefit plans for officers, key employees and directors. The cash surrender value of these policies is recorded net of policy loans and included with other long-term assets in the Company's consolidated balance sheets. The cash value of the Company's life insurance policies were $64,374,000 as of October 2, 2011 and $61,228,000 as of October 3, 2010, and no policy loans were outstanding at either date.

4. INTANGIBLE ASSETS

The carrying amount of intangible assets as of October 2, 2011 and October 3, 2010 was as follows (in thousands):

	2011	2010
Acquired favorable operating leases	$18,170	$18,170
Pharmacy Scripts	602	-
Total amortizing intangibles	18,772	18,170
Accumulated amortization	(5,163)	(4,226)
Total intangible assets, net of accumulated amortization	$13,609	$13,944

The Company has no non-amortizing intangible assets. Amortization expense for intangible assets was $937,000, $870,000 and $870,000 in fiscal years 2011, 2010, and 2009, respectively. Amortizing intangible assets have remaining useful lives from three to 21 years. Projected amortization expense for intangible assets existing as of October 2, 2011 is: $1,071,000, $1,071,000, $1,004,000, $870,000 and $870,000 for fiscal years 2012, 2013, 2014, 2015 and 2016, respectively.

5. DISCONTINUED OPERATIONS

On November 7, 2011, the Company completed the sale of all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP. The purchase price was $180 million in cash consideration, subject to adjustments for working capital and certain liabilities, including under funded pension liabilities and foreign debt. In connection with the sale, the Company recorded a pre-tax loss on sale of discontinued operations of $48.8 million in the fourth quarter of fiscal 2011. In addition, A&E's operating results and assets and liabilities have been classified as discontinued operations in the Company's Statements of Consolidated Operations and Consolidated Balance Sheets, respectively.

The major classes of assets and liabilities of the discontinued operations that are included in the Company's Consolidated Balance Sheets as of October 2, 2011 and October 3, 2010 were as follows (in thousands):

	2011	2010
Cash and Cash Equivalents	$ 10,323	$ 13,505
Accounts Receivable, Net of Allowance For Doubtful Accounts of $899 and $1,083	52,137	51,535
Refundable Income Taxes	100	3,162
Inventories	51,967	48,480
Deferred Income Taxes	522	464
Prepaid Expenses and Other Current Assets	6,219	5,689
Current Assets of Discontinued Operations	$121,268	$122,835
Property, Net	$ 64,834	$ 70,252
Investments	63,652	58,118
Deferred Income Taxes	837	3,324
Goodwill	515	515
Intangible Assets	6,468	7,490
Other Long-Term Assets	4,698	4,617
Impairment Reserve	(42,255)	-
Long-Term Assets of Discontinued Operations	$ 98,749	$144,316

	2011	2010
Notes Payable	$ 3,674	$ 6,785
Current Portion of Long-Term Debt and Capital Lease Obligations	469	1,260
Accounts Payable	17,400	17,873
Federal and State Income Taxes	973	816
Accrued Compensation	7,563	7,352
Deferred Income Taxes	548	781
Other Current Liabilities	6,900	6,567
Current Liabilities of Discontinued Operations	$37,527	$41,434
Long-Term Debt and Capital Lease Obligations	$ 318	$ 810
Deferred Income Taxes	3,711	488
Pension Liabilities	27,735	25,298
Other Long-Term Liabilities	2,280	1,956
Long-Term Liabilities of Discontinued Operations	$34,044	$28,552
Accumulated Other Comprehensive Loss of Discontinued Operations	$19,048	$18,444
Noncontrolling Interest of Discontinued Operations	$ 5,807	$ 6,474

The following table sets forth the historical operating results of A&E for the 52 weeks of fiscal 2011, the 53 weeks of fiscal 2010 and the 52 weeks of fiscal 2009, which have been reclassified as discontinued operations (in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Net Sales	$320,876	$301,097	$250,817
Cost of Sales	241,539	228,685	202,901
Gross Profit	79,337	72,412	47,916
SG&A Expenses	52,351	51,297	51,288
Goodwill Impairment	-	-	7,654
Long-Lived Asset Impairments	-	-	2,237
Operating Profit (Loss)	26,986	21,115	(13,263)
Interest Expense	380	421	732
Interest Income	(170)	(66)	(479)
Less Net Earnings Attributable to Noncontrolling Interest	698	1,067	594
Earnings (Loss) From Discontinued Operations	26,078	19,693	(14,110)
Income Tax Expense (Benefit)	9,816	6,304	(6,477)
Loss on Sale of Discontinued Operations, Net of $12,277 of Income Tax Benefits	(36,473)	-	-
Earnings (Loss) From Discontinued Operations, Net of Taxes	$ (20,211)	$ 13,389	$ (7,633)

As previously disclosed, A&E recorded non-cash impairment charges during fiscal 2009 totaling $9.9 million related to its U.S. operating unit. Impairment charges included $7.7 million for the write-off of all of the goodwill associated with its U.S. acquisitions previously made in 1995 and 1996, and $2.2 million for the write-down of long-lived assets.

6. LEASES

The Company leases certain equipment under agreements expiring during the next 3 years. Harris Teeter leases most of its stores under leases that expire during the next 25 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 10 years. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term. Rent expense for the last three fiscal years was as follows (in thousands):

	2011	2010	2009
Minimum, net of sublease income	$94,901	$94,336	$92,145
Contingent	1,252	1,401	1,688
Total	$96,153	$95,737	$93,833

Future minimum lease commitments (excluding leases assigned - see below) and total minimum sublease rental income to be received under non-cancelable subleases at October 2, 2011 were as follows (in thousands):

Fiscal Year	Operating Leases	Subleases	Capital Leases
2012	$ 97,621	$(1,063)	$ 11,965
2013	99,860	(925)	11,980
2014	99,786	(849)	12,016
2015	100,786	(484)	12,004
2016	96,175	(203)	12,053
Later years	968,554	(126)	143,665
Total minimum lease obligations (receivables)	$1,462,782	$(3,650)	203,683
Amount representing interest			(99,358)
Present value of net minimum obligation (included with long-term debt)			$104,325

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several sub-tenants with recourse. These leases expire over the next 10 years and the future minimum lease payments totaling $38,001,000 over this period have been assumed by these sub-tenants.

7. LONG-TERM DEBT

On December 20, 2007, the Company and eleven banks entered into a credit agreement that provides for a five-year revolving credit facility in the aggregate amount of up to $350 million and a non-amortizing term loan of $100 million due December 20, 2012 ($20 million of which has been prepaid). The credit agreement also provides for an optional increase of the revolving credit facility by an additional amount of up to $100 million and two one-year maturity extension options, both of which require consent of the lenders. Outstanding borrowings under the credit agreement bear interest at a variable rate based on a reference to: rates on federal funds transactions with members of the Federal Reserve System or the prime rate in effect on the interest determination date; the LIBOR Market Index Rate; or, the LIBOR Rate, each plus an applicable margin. The amount which may be borrowed from time to time and the applicable margin to the referenced interest rate are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. Issued letters of credit reduce the amount available for borrowings under the revolving credit facility and amounted to $28,252,000 as of October 2, 2011. The Company is charged a variable commitment fee on the amount available for borrowings, which was $321,748,000 as of October 2, 2011. The commitment fee rate applied to the net unused balance was 0.090%, per annum for fiscal 2011 and fiscal 2010, and 0.120% for fiscal 2009.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The most restrictive of these covenants is a consolidated maximum leverage ratio and a minimum fixed charge coverage ratio as defined in the Company's credit agreement. As of October 2, 2011, the amount of additional debt that could be incurred within the limitations of the debt covenants exceeded the additional borrowings available under the revolving credit facility. As such, management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's revolving credit facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Long-term debt as of October 2, 2011 and October 3, 2010 was as follows (in thousands):

	2011	2010
7.72% Senior Note due April, 2017	$ 50,000	$ 50,000
7.55% Senior Note due July, 2017	50,000	50,000
6.48% Senior Note due $7,143 annually through March, 2011	-	7,143
Bank Term Loan due December, 2012, variable interest (0.87% and 1.04% at October 2, 2011 and October 3, 2010, respectively)	80,000	100,000
Capital Lease Obligations	104,325	94,653
Other Obligations	3,005	4,300
Total	287,330	306,096
Less Current Portion	3,902	10,775
Total Long-Term Debt	$283,428	$295,321

Long-term debt maturities (including capital lease obligations) in each of the next five fiscal years are as follows: 2012 - $3,872,000; 2013 - $84,058,000; 2014 - $4,295,000; 2015 - $3,539,000; 2016 - $3,866,000.

Total interest expense, net of amounts capitalized, on debt and capital lease obligations was $19,116,000, $19,478,000 and $16,941,000 for fiscal 2011, 2010 and 2009, respectively. Capitalized interest totaled $632,000, $624,000 and $2,881,000 for fiscal 2011, 2010 and 2009, respectively.

8. DERIVATIVE FINANCIAL INSTRUMENTS

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80 million. The swap agreements effectively fixed the interest rate on $80 million of the Company's term loan, of which $40 million is at 1.81% and $40 million is at 1.80%, excluding the applicable margin and associated fees. Both interest rate swaps were designated as cash flow hedges.

In the first quarter of fiscal 2010, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 1,092,000 gallons of fuel at $1.62 to $2.40 per gallon, excluding shipping, handling and taxes. The options terminated on June 30, 2010 and were deemed to be net purchase options which were designated as a cash flow hedge.

In the third quarter of fiscal 2010, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 168,000 gallons of fuel at $2.085 to $2.60 per gallon and the purchase of 588,000 gallons between $2.12 and $2.60 per gallon, excluding shipping, handling and taxes. The options expired on October 31, 2010 and were deemed to be net purchase options which are designated as a cash flow hedge.

In the first quarter of fiscal 2011, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 1,092,000 gallons of fuel at $1.95 to $2.56 per gallon, excluding shipping, handling and taxes. The options expired on April 30, 2011 and were deemed to be net purchase options which were designated as a cash flow hedge.

In the second quarter of fiscal 2011, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 1,344,000 gallons of fuel at $2.43 to $2.80 per gallon, excluding shipping, handling and taxes. The options expire on November 30, 2011 and are deemed to be net purchase options which are designated as a cash flow hedge.

In the fourth quarter of fiscal 2011, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 1,218,000 gallons of fuel at $2.77 to $3.13 per gallon, excluding shipping, handling and taxes. The options begin on December 1, 2011 and expire on May 31, 2012 and are deemed to be net purchase options which are designated as a cash flow hedge.

In the fourth quarter of fiscal 2011, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 1,260,000 gallons of fuel at $2.50 to $2.875 per gallon, excluding shipping, handling and taxes. The options begin on June 1, 2012 and expire on November 30, 2012 and are deemed to be net purchase options which are designated as a cash flow hedge.

The following tables present the required fair value quantitative disclosures, on a combined basis, for the Company's financial instruments, designated as cash flow hedges (in thousands):

	Carrying Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement as of October 2, 2011:				
Interest rate swaps (included with Other Long-Term Liabilities on the balance sheet)	$ 565	$-	$ 565	$-
Net purchase options (included with Prepaid Expenses and Other Current Assets on the balance sheet)	$ 16	$-	$ 16	$-
Net purchase options (included with Accounts Payable on the balance sheet)	$ 276	$-	$ 276	$-
Fair Value Measurement as of October 3, 2010:				
Interest rate swaps (included with Other Long-Term Liabilities on the balance sheet)	$1,654	$-	$1,654	$-

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the year ended October 2, 2011.

The pre-tax unrealized losses associated with the cash flow hedges for the fiscal years were as follows (in thousands):

	2011	2010	2009
Unrealized loss recorded in other comprehensive income	$758	$975	$585

9. FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and notes receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company's Senior Notes due at various dates through 2017 (which accounts for 97% of the Company's fixed interest debt obligations) is computed based on borrowing rates currently available to the Company for loans with similar terms and maturities. The estimated fair value of the Company's Senior Notes and its carrying amount outstanding as of October 2, 2011 and October 3, 2010 is as follows (in thousands):

	2011	2010
Senior Notes – estimated fair value	$128,737	$133,751
Senior Notes – carrying amount	100,000	107,143

10. CAPITAL STOCK

The capital stock of the Company authorized as of September 28, 2008 was 75,000,000 shares of no par value Common Stock, 4,000,000 shares of Preference Stock (non-cumulative voting $0.56 convertible, $10 liquidation value), and 1,000,000 shares of Additional Preferred Stock. No shares of Preference Stock or Additional Preferred Stock were issued or outstanding as of October 2, 2011 or October 3, 2010.

The Board of Directors adopted a stock buyback program in 1996, authorizing, at management's discretion, the Company to purchase and retire up to 10% of the then outstanding shares of the Company's common stock for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. Pursuant to this plan, the Company purchased and retired 55,300 shares at a total cost of $1.5 million, or an average price of $26.97 per share during fiscal 2010. There were no stock purchases in fiscal 2011 or fiscal 2009.

11. STOCK OPTIONS AND STOCK AWARDS

As of October 2, 2011, the Company had various equity incentive plans, which were approved by the Company's shareholders and authorized the issuance of the Company's common stock pursuant thereto. Currently the Company grants equity awards under the Ruddick Corporation 2011 Incentive Compensation Plan, which was approved by the Company's shareholders in February 2011. After such time, no awards were granted under the Company's prior equity incentive plans, including without limitation the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (and the Addendum thereto) and the Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan Prior Plans, although outstanding awards previously granted under such prior plans will continue in effect in accordance with the terms and conditions of those plans. As of October 2, 2011, the Company may grant additional options or stock awards and performance shares in the amount of 2.6 million shares.

The Board of Directors began approving equity awards in lieu of stock options in November 2004. These awards have historically been apportioned 50% as a fixed award of restricted stock (restricted from sale or transfer until vesting ratably over a five-year period of continued employment) and 50% as performance share awards, based on the attainment of certain performance targets for the ensuing fiscal year. If the fiscal year performance targets are met, the performance shares are subsequently issued as restricted stock and vest over four years of continued employment.

Stock awards are being expensed ratably over the employees' five-year requisite service period in accordance with the graded vesting schedule, resulting in more expense being recognized in the early years. Compensation expense related to restricted awards totaled $8,073,000, $6,104,000 and $5,710,000 for fiscal years 2011, 2010 and 2009, respectively. The remaining unamortized expense as of October 2, 2011 is $10,920,000, with a weighted average recognition period of 1.63 years.

Amortization of compensation costs related to stock options ceased at the end of the first quarter of fiscal 2009, since all outstanding options had become fully vested and no options were granted in fiscal 2011, 2010 or 2009. Compensation expense related to stock options totaled $12,000 for fiscal year 2009.

A summary of the status of the Company's restricted stock awards as of October 2, 2011, October 3, 2010 and September 27, 2009, changes during the periods ending on those dates and weighted average grant-date fair value (WAGFV) is presented below (shares in thousands):

Stock Awards	October 2, 2011		October 3, 2010		September 27, 2009	
	Shares	WAGFV	Shares	WAGFV	Shares	WAGFV
Non-vested at beginning of period	706	28.52	667	29.02	589	30.34
Granted	298	38.44	272	26.68	268	26.54
Vested	(191)	28.29	(168)	28.03	(129)	26.97
Forfeited	(16)	30.34	(65)	27.22	(61)	35.18
Non-vested at end of period	797	32.25	706	28.52	667	29.02

The total fair value of stock awards that vested during fiscal years 2011, 2010 and 2009 was $5,388,000, $4,705,000, and $3,514,000, respectively.

A summary of the status of the Company's stock option plans as of October 2, 2011, October 3, 2010, and September 27, 2009, changes during the years ending on those dates and related weighted average exercise price is presented below (shares in thousands):

	2011		2010		2009	
Stock Options	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	104	$17.86	373	$16.49	483	$16.40
Exercised	(37)	16.25	(269)	15.96	(110)	16.07
Outstanding and exercisable at end of year	67	$18.77	104	$17.86	373	$16.49

As of October 2, 2011, all outstanding stock options were exercisable and the price per share ranged from $14.39 to $35.24. The total cash received from stock options exercised for the exercise price and related tax deductions are included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. The Company has historically issued new shares to satisfy the stock options exercised. The aggregate intrinsic value of stock options outstanding and exercisable at

October 2, 2011 and October 3, 2010 was $1,345,000 and $1,776,000, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2011, 2010 and 2009 was $876,000, $4,143,000, and $1,153,000, respectively.

12. INCOME TAXES

The Company and its subsidiaries file a consolidated U.S. federal income tax return. The U.S. federal statute of limitations remains open for the fiscal year 2007 and forward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years.

The provision for income taxes from continuing operations consisted of the following (in thousands):

	2011	2010	2009
Current:			
Federal	$38,211	$ 8,572	$35,506
State and Other	12,949	3,263	6,317
	51,160	11,835	41,823
Deferred:			
Federal	17,834	40,874	13,400
State and Other	663	6,284	3,479
	18,497	47,158	16,879
Provision for Income Taxes from Continuing Operations	$69,657	$58,993	$58,702

Income tax expense from continuing operations differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

	2011	2010	2009
Income tax on pre-tax income at the statutory federal rate of 35%	$63,390	$55,176	$53,305
Increase (decrease) attributable to:			
State and other income taxes, net of federal income tax benefit	8,604	5,997	6,854
Tax credits	(1,081)	(613)	(570)
Employee Stock Ownership Plan (ESOP)	(583)	(604)	(666)
COLI	(803)	(1,225)	(823)
Other items, net	130	262	602
Income tax expense	$69,657	$58,993	$58,702

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax assets and liabilities as of October 2, 2011 and October 3, 2010 are as follows (in thousands):

	2011	2010
Deferred Tax Assets:		
Employee benefits	$ 44,380	$ 51,739
Rent obligations	23,034	23,395
Reserves not currently deductible	17,163	15,885
Vendor allowances	6,782	7,404
Other	6,142	3,709
Total deferred tax assets	$ 97,501	$ 102,132
Deferred Tax Liabilities:		
Property, plant and equipment	$(102,135)	$ (93,868)
Inventories	(14,534)	(8,796)
Other	815	(653)
Total deferred tax liabilities	$(115,854)	$(103,317)

As of October 2, 2011, the Company had approximately $2,438,000 of state cumulative net operating loss carryforwards, which will begin to expire in fiscal 2020. A valuation allowance of $67,000 and $54,000 is included with deferred income taxes as of October 2, 2011 and October 3, 2010, respectively. The valuation allowance increased by $13,000 from fiscal 2010 to fiscal 2011, decreased by $54,000 from fiscal 2009 to fiscal 2010 and increased by $40,000 from fiscal 2008 to fiscal 2009. The allowance was developed based upon the uncertainty of the realization of certain state deferred tax assets related to net operating losses. Although realization is not assured for the remaining deferred tax assets, it is considered more likely than not that the deferred tax assets will be realized through future taxable earnings.

The following table provides a reconciliation of the unrecognized tax liability for fiscal years 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Gross taxes at beginning of year	$ 4,104	$3,956	$ 5,036
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	1,396	876	510
Reductions for tax positions of prior years	(1,162)	(728)	(1,590)
Reductions for settlements	-	-	-
Reductions for deposits made	-	-	-
Gross taxes at end of year	4,338	4,104	3,956
Accumulated interest	1,322	1,347	1,239
Federal tax benefit of state income tax deduction	(242)	(229)	(192)
Balance included in the Consolidated Balance Sheets at end of year	$ 5,418	$5,222	$ 5,003

Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the above positions would not affect the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

13. EMPLOYEE BENEFIT PLANS

The Company maintains various retirement benefit plans for substantially all full-time employees of the Company and its subsidiaries. These plans include the Ruddick Retirement and Savings Plan ("Savings Plan") which is a defined contribution retirement plan, the Ruddick Corporation Employees' Pension Plan ("Pension Plan") which is a qualified non-contributory defined benefit plan and the Supplemental Executive Retirement Plan ("SERP") which is a non-qualified supplemental defined benefit pension plan for certain executive officers. Effective September 30, 2005, participation in the Pension Plan was closed to new entrants and frozen for all participants, with certain transition benefits provided to those participants that have achieved specified age and service levels on December 31, 2005.

Substantially all full-time employees of the Company and its subsidiaries participate in one of the Company sponsored retirement plans. Employee retirement benefits or Company contribution amounts under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for the Pension Plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company's fiscal year end is used as the measurement date for Company-sponsored defined benefit plans. The following table sets forth the change in the benefit obligation and plan assets, as well as the funded status and amounts recognized in the Company's consolidated balance sheets as of October 2, 2011 and October 3, 2010 for the Pension Plan and SERP (in thousands):

	Pension Plan		SERP	
	2011	2010	2011	2010
Change in benefit obligation:				
Benefit obligation at the beginning of year	$305,613	$ 264,167	$ 42,670	$ 39,929
Service cost	2,319	1,461	813	754
Interest cost	14,812	14,992	1,955	2,201
Actuarial loss (gain)	(12,490)	33,523	3,005	1,018
Benefits paid	(9,251)	(8,530)	(1,232)	(1,232)
Pension benefit obligation at end of year	301,003	305,613	47,211	42,670
Change in plan assets:				
Fair value of assets at the beginning of year	188,137	156,690	-	-
Actual return on plan assets	6,470	19,241	-	-
Employer contribution	50,000	22,000	1,232	1,232
Benefits paid	(9,251)	(8,531)	(1,232)	(1,232)
Non-investment expenses	(759)	(1,264)	-	-
Fair value of assets at end of year	234,597	188,136	-	-
Funded status	(66,406)	(117,477)	(47,211)	(42,670)
Unrecognized net actuarial loss	149,215	158,886	13,538	12,054
Unrecognized prior service cost	116	195	1,549	1,797
Prepaid (accrued) benefit cost	$ 82,925	$ 41,604	$(32,124)	$(28,819)
Amounts recognized in the Consolidated Balance Sheets consist of:				
(Prepaid) Accrued benefit liability	$ (82,925)	$ (41,604)	$ 32,124	$ 28,819
Accumulated other comprehensive income	149,331	159,081	15,087	13,851
Net amount recognized	$ 66,406	$ 117,477	$ 47,211	$ 42,670

The Company's defined benefit pension plans had projected and accumulated benefit obligations in excess of the fair value of plan assets as follows (in thousands):

	Pension Plan		SERP	
	2011	2010	2011	2010
Projected benefit obligation	$301,003	$305,613	$47,211	$42,670
Accumulated benefit obligation	267,972	267,523	37,325	35,569
Fair value of plan assets	234,597	188,136	-	-

A minimum pension liability adjustment is required when the projected benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. This adjustment also requires the elimination of any previously recorded pension assets. The minimum liability adjustment, net of tax benefit, is reported as a component of other comprehensive income and included in the Statements of Consolidated Shareholders' Equity and Comprehensive Income.

Net periodic pension expense for the Company's defined benefit pension plans for fiscal years 2011, 2010 and 2009 included the following components (in thousands):

Pension Plan	2011	2010	2009
Service cost	$ 2,319	$ 1,461	$ 214
Interest cost	14,812	14,992	14,419
Expected return on plan assets	(18,816)	(15,479)	(14,411)
Amortization of prior service cost	79	119	140
Recognized net actuarial loss	10,284	7,651	-
Net periodic pension expense	$ 8,678	$ 8,744	$ 362

SERP	2011	2010	2009
Service cost	$ 813	$ 754	$ 664
Interest cost	1,955	2,201	2,119
Amortization of prior service cost	248	247	247
Recognized net actuarial loss	1,521	1,376	-
Net periodic pension expense	$4,537	$4,578	$3,030

Net periodic pension expense for the Company's defined benefit pension plans is determined using assumptions as of the beginning of each year and the market-related value of plan assets that recognizes changes in fair value in a systematic and rational manner over five years. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The following table summarizes the assumptions utilized:

	2011	2010	2009
Weighted Average Discount Rate – Pension Plan	5.50%	5.05%	5.75%
Weighted Average Discount Rate – SERP	5.40%	4.65%	5.60%
Rate of Increase in Future Payroll Costs:			
Pension Plan	3.0% - 8.0%*	3.0% - 8.0%*	3.0% - 8.0%*
SERP	6.0%	6.0%	6.0%
Assumed Long-Term Rate of Return on Assets (Pension Plan only)	8.00%	8.00%	8.00%

* Rate varies by age, with higher rates associated with lower aged participants.

Discount rates are based on the expected timing and amounts of the expected employer paid benefits and are established by reference to a representative yield curve of non-callable bonds with a credit rating of Aa and above with durations similar to the pension liabilities.

Expected long-term return on plan assets is estimated by asset class and is generally based on historical returns, volatilities and risk premiums. Based upon the plan's asset allocation, composite return percentiles are developed upon which the plan's expected long-term rate of return is based.

The SERP is unfunded, with benefit payments being made from the Company's general assets. Assets of the Pension Plan are invested in a directed trust. The following table sets forth by level, within the fair value hierarchy, the Pension Plan's assets at fair value as of the fiscal year end:

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement at October 2, 2011:				
Cash and Cash Equivalents	$ 4,794	$ 4,794	$ -	$ -
Common Collective Trust Funds	87,926	-	87,926	-
Corporate Bonds	45,077	45,077	-	-
Municipal Bonds	11,262	11,262	-	-
U.S. Government Securities	4,047	4,047	-	-
Other Fixed Income Securities	5,639	5,639	-	-
Asset-Backed Securities	10,882	-	10,882	-
Equities	25,603	25,603	-	-
Hedge Funds	37,319	-	-	37,319
Mutual Funds	41,631	41,631	-	-
Group Annuity Contract	2,194	-	2,194	-
Total Assets	$276,374	$138,053	$101,002	$37,319

Transfers of $37,319,000 into Level 3 during 2011 included the Hedge Funds investment due to changes in the observability of significant inputs.

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement at October 3, 2010:				
Cash and Cash Equivalents	$ 4,013	$ 4,013	$ -	$-
Common Collective Trust Funds	95,829	-	95,829	-
Corporate Bonds	28,659	28,659	-	-
Municipal Bonds	9,454	9,454	-	-
U.S. Government Securities	3,228	3,228	-	-
Other Fixed Income Securities	2,943	2,943	-	-
Asset-Backed Securities	11,436	-	11,436	-
Equities	19,546	19,546	-	-
Hedge Funds	29,866	-	29,866	-
Mutual Funds	25,080	25,080	-	-
Group Annuity Contract	1,958	-	1,958	-
Total Assets	$232,012	$92,923	$139,089	$-

Total pension assets of $41,777,000 and $43,876,000 as of October 2, 2011 and October 3, 2010, respectively have been allocated to A&E discontinued operations. Individual assets will not be determined until settlement of the A&E component of the pension plan.

Following is a description of the valuation methodologies used for pension assets measured at fair value.

Cash and Cash Equivalents – Fair values of cash equivalents are largely provided by independent pricing services.

Common Collective Trust Funds – These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The investment is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Bonds, U.S. Government Securities, Other Fixed Income Securities and Equities – These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Asset-Backed Securities – Prices are based on a compilation of primarily observable market information or a broker quote in a non-active market.

Hedge Funds – These investments are in a private investment fund that uses proprietary trading methods to seek returns. It is valued using the NAV provided by the manager of the fund. As of the end of fiscal 2011, the investment is classified within Level 3 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active and the Company does not have the ability to redeem the investment in the near term at the NAV as of the reporting date.

Mutual Funds – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Group Annuity Contract – Fair value is calculated by discounting the related cash flow based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Assets in the directed trusts by investment classification as of the fiscal year end were as follows:

Asset Class	2011	2010
Fixed income	49.5%	40.6%
Domestic equities	22.7	31.5
International equities	9.5	10.4
Alternative Investments – Real Estate	2.6	1.8
Alternative Investments – Hedge Funds	13.5	12.8
Guaranteed investment contracts	0.8	0.9
Cash equivalents	1.4	2.0
	100%	100%

Investments in the pension trust are overseen by the Retirement Plan Committee which is made up of certain Company and subsidiary officers. The Company has developed an Investment Policy Statement based on the need to satisfy the long-term liabilities of the Pension Plan. The Company seeks to maximize return with reasonable and prudent levels of risk. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. The general asset guidelines by segment are as follows:

Asset Class	Minimum Exposure	Target	Maximum Exposure
Investment grade fixed income and cash equivalents	30.0%	40.0%	50.0%
Domestic equities:	25.0	40.0	55.0
Large cap value	3.0	9.0	20.0
Large cap growth	3.0	9.0	20.0
Large cap core	3.0	10.0	20.0
Small cap value	0.0	6.0	12.0
Small cap growth	0.0	6.0	12.0
International equities:	5.0	10.0	15.0
International growth	0.0	5.0	10.0
International value	0.0	5.0	10.0
Alternative Investments:	0.0	10.0	20.0
Real Estate	0.0	5.0	10.0
Hedge Funds	0.0	5.0	10.0

Managers are expected to generate a total return consistent with their philosophy, offer protection in down markets and achieve a rate of return which ranks in the top 40% of a universe of similarly managed portfolios and outperform a target index, net of expenses, over rolling three year periods.

The Investment Policy Statement contains the following guidelines:

- Categorical restrictions such as limiting the average weighted duration of fixed income investments, limiting the aggregate amount of American Depository Receipts (ADRs), no direct foreign currency speculation, limited foreign exchange contracts, and limiting the use of derivatives;
- Portfolio restrictions that address such things as investment restrictions, proxy voting, and brokerage arrangements; and
- Asset class restrictions that address such things as single security or sector concentration, capitalization limits and minimum quality standards.

The Company plans to contribute $30.0 million to the Pension Plan and approximately $1.5 million to the SERP during fiscal 2012. The Company's contribution to the SERP represents the benefit payments made during the fiscal year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the Company's defined benefit pension plans (in thousands):

	Pension Plan	SERP
2012	$10,148	$ 1,461
2013	10,756	1,775
2014	11,611	2,290
2015	12,478	2,261
2016	13,447	2,364
Years 2017-2021	82,562	17,746

The Savings Plan is a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code, and was authorized for the purpose of providing retirement benefits for employees of the Company. The Company provides a matching contribution based on the amount of eligible compensation contributed by the associate and an automatic retirement contribution based on age and years of service.

The Company has certain deferred compensation arrangements which allow, or allowed in prior years, its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. These arrangements include (1) a directors' compensation deferral plan, funded in a rabbi trust, the benefit and payment under such plan being made in the Company's common stock that has historically been purchased on the open market, (2) a key management deferral plan, unfunded, the benefit liability under such plan determined on the basis of the performance of selected market investment indices, and (3) other compensation deferral arrangements, unfunded and only available to directors and select key management in prior years, the benefit liability for which is determined based on fixed rates of interest.

Expense associated with the Savings Plan, deferred compensation arrangements and other plans, were as follows (in thousands):

	2011	2010	2009
Savings Plan	$20,584	$20,166	$20,230
Deferred Compensation and other	945	1,416	1,679

14. COMPUTATION OF EARNINGS PER SHARE (EPS)

The following table details the computation of EPS for fiscal years 2011, 2010 and 2009 (in thousands except per share data):

	2011	2010	2009
Basic EPS:			
Earnings From Continuing Operations	$111,458	$98,652	$93,597
Weighted average common shares outstanding	48,469	48,215	47,964
Basic EPS	$ 2.30	$ 2.05	$ 1.95
Diluted EPS:			
Earnings From Continuing Operations	$111,458	$98,652	$93,597
Weighted average common shares outstanding	48,469	48,215	47,964
Net potential common share equivalents - stock options	27	77	119
Net potential common share equivalents - stock awards	356	308	254
Weighted average common shares outstanding	48,852	48,600	48,337
Diluted EPS	$ 2.28	$ 2.03	$ 1.94
Excluded from the calculation of common share equivalents:			
Anti-dilutive common share equivalents – stock options	-	10	10
Anti-dilutive common share equivalents – stock awards	-	-	-

Stock awards that are based on performance are excluded from the calculation of potential common share equivalents until the performance criteria are met. As such, the impact of 147,000, 139,000 and 137,000 performance shares for the fiscal years 2011, 2010 and 2009, respectively, were excluded from the computation of diluted shares.

To calculate the earnings per share on Earnings (Loss) From Discontinued Operations and on Net Earnings, the denominator for both basic and diluted earnings per share is the same as used in the table above. The basic and diluted earnings per share for Earnings (Loss) From Discontinued Operations and for Net Earnings were as follows (in thousands except per share data):

	2011	2010	2009
Earnings (Loss) From Discontinued Operations	$(20,211)	$13,389	$(7,633)
Earnings Per Share			
Basic	$ (0.42)	$ 0.28	$ (0.16)
Diluted	(0.41)	0.28	(0.16)

	2011	2010	2009
Net Earnings	$91,247	$112,041	$85,964
Earnings Per Share			
Basic	$ 1.88	$ 2.32	$ 1.79
Diluted	1.87	2.31	1.78

15. COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See Note 6 above in this Item 8 for additional commitments and contingencies.

16. QUARTERLY INFORMATION (UNAUDITED)

The Company's stock is listed and traded on the New York Stock Exchange. The following table sets forth certain financial information, the high and low sales prices and dividends declared per share of common stock for the periods indicated (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2011 Operating Results					
Net Sales	$1,032.3	$1,050.1	$1,101.7	$1,101.5	$4,285.6
Gross Profit	306.4	317.1	326.0	320.5	1,270.0
Earnings From Continuing Operations	34.4	26.2	26.2	24.6	111.4
Earnings (Loss) From Discontinued Operations	3.7	3.7	5.9	(33.5)	(20.2)
Earnings (Loss) Per Share – Basic:					
Continuing Operations	0.71	0.54	0.54	0.51	2.30
Discontinued Operations	0.08	0.08	0.12	(0.69)	(0.42)
Earnings (Loss) Per Share – Diluted:					
Continuing Operations	0.71	0.54	0.54	0.50	2.28
Discontinued Operations	0.08	0.08	0.12	(0.69)	(0.41)
Dividend Per Share	0.13	0.13	0.13	0.13	0.52
Market Price Per Share:					
High	39.99	39.12	44.57	46.00	46.00
Low	34.13	33.44	38.57	36.32	33.44

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2010 Operating Results					
Net Sales	$972.3	$1,000.7	$1,019.1	$1,107.3	$4,099.4
Gross Profit	290.5	303.6	304.5	328.8	1,227.4
Earnings From Continuing Operations	21.3	25.3	24.4	27.7	98.7
Earnings (Loss) From Discontinued Operations	2.5	2.2	4.4	4.3	13.4
Earnings (Loss) Per Share – Basic:					
Continuing Operations	0.44	0.52	0.51	0.57	2.05
Discontinued Operations	0.05	0.05	0.09	0.09	0.28
Earnings (Loss) Per Share – Diluted:					
Continuing Operations	0.44	0.52	0.50	0.57	2.03
Discontinued Operations	0.05	0.04	0.09	0.09	0.28
Dividend Per Share	0.12	0.12	0.12	0.12	0.48
Market Price Per Share:					
High	29.60	32.57	38.16	37.90	38.16
Low	24.55	25.06	31.48	30.29	24.55

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures. As of October 2, 2011, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's annual report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 2, 2011, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on that assessment, management concluded that, as of October 2, 2011, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control-Integrated Framework.*

(c) Attestation report of the registered public accounting firm. The effectiveness of the Company's internal control over financial reporting as of October 2, 2011 has been audited by KPMG, LLP, an independent registered public accounting firm. Their report, which appears in Item 8, Financial Statement and Supplementary Data included herein, expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of October 2, 2011.

(d) Changes in internal control over financial reporting. During the Company's fourth fiscal quarter of 2011, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information required by this item regarding executive officers, refer to "Executive Officers of the Registrant" in Item 4A hereof. Other information required by this item including regarding directors is incorporated herein by reference to the sections entitled "Proposal 1: Election of Directors," "Nominees for Election as Director," "Committees of the Board of Directors," "Corporate Governance Matters: Audit Committee Financial Expert," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission with respect to the Company's 2012 Annual Meeting of Shareholders (the "2012 Proxy Statement").

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to our Chairman of the Board, President and Chief Executive Officer, our Vice President-Finance and Chief Financial Officer and our Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as Harris Teeter officers that are executive officers of the Company. Our operating subsidiary, Harris Teeter, maintains a code of ethics tailored to its business. The Code of Ethics and Code of Conduct are available on the Company's website, www.ruddickcorp.com, under the "Corporate Governance" caption. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics, or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Form 10-K.

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Guidelines are available on the Company's website referenced above. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also included on the Company's website.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1: Election of Directors—Directors' Fees and Attendance," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Report of the Compensation Committee," "Compensation Discussion and Analysis," "Compensation Policies and Practices as they Related to Risk Management," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated herein by reference to the sections entitled "Principal Shareholders" and "Proposal 1: Election of Directors—Beneficial Ownership of Company Stock" and "Equity Compensation Plan Information" in the 2012 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference to the sections entitled "Transactions with Related Persons and Certain Control Persons" and "Corporate Governance Matters – Director Independence" in the 2012 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated herein by reference to the section entitled "Ratification of the Independent Registered Public Accounting Firm" in the 2012 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.

(3) *Index to Exhibits:* The following exhibits are filed with this report or, as noted, incorporated by reference herein.

Exhibit Number	Description of Exhibit
2.1*	Unit Purchase Agreement, dated October 27, 2011, by and among Ruddick Operating Company, Ruddick Corporation, American & Efird Coöperatieve U.A. and American & Efird U.S. Holdings, Inc., incorporated herein by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated October 27, 2011 (Commission File No. 1-6905). Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
3.1*	Restated Articles of Incorporation of the Registrant, dated December 14, 2000, incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
3.2*	Amended and Restated Bylaws of Ruddick Corporation, incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K dated February 21, 2008 (Commission File No. 1-6905).
4.1*	$50,000,000 6.48% Series A Senior Notes due March 1, 2011 and $50,000,000 Private Shelf Facility dated March 1, 1996 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 (Commission File No. 1-6905).

Exhibit Number	Description of Exhibit
4.2*	$50,000,000 7.55% Senior Series B Notes due July 15, 2017 and $50,000,000 7.72% Series B Senior Notes due April 15, 2017 under the Note Purchase and Private Shelf Agreement dated April 15, 1997 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K for the fiscal year period ended September 28, 1997 (Commission File No. 1-6905).
4.3*	Credit Agreement, dated December 20, 2007, among Ruddick Corporation, as Borrower, Wachovia Bank, National Association, Branch Banking and Trust Company, Regions Bank, Bank of America, N.A., JPMorgan Chase Bank, N.A., RBC Centura, CoBank, AgFirst Farm Credit Bank, U.S. AgBank, Farm Credit Bank of Texas and GreenStone Farm Credit Services, ACA, as Lenders, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated December 20, 2007 (Commission File No. 1-6905).
	The Registrant has other long-term debt but has not filed the instruments evidencing such debt as part of Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the total consolidated assets of the Registrant. The Registrant agrees to furnish a copy of each such agreement to the Securities and Exchange Commission upon request.
10.1*	Ruddick Supplemental Executive Retirement Plan, as amended and restated, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.2*	1993 Incentive Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (Commission File No. 1-6905).**
10.3*	Description of the Ruddick Corporation Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.4*	Ruddick Corporation Irrevocable Trust for the Benefit of Participants in the Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.5*	Rights Agreement dated November 16, 2000 by and between the Registrant and First Union National Bank, incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
10.6*	Ruddick Corporation Senior Officers Insurance Program Plan Document and Summary Plan Description, incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992 (Commission File No. 1-6905).**
10.7*	Ruddick Corporation 1995 Comprehensive Stock Option Plan (the "1995 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-6905).**
10.8*	Ruddick Corporation 1997 Comprehensive Stock Option and Award Plan (the "1997 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1997 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.9*	Ruddick Corporation Director Deferral Plan, as amended and restated, incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.10*	Ruddick Corporation Senior Officers Insurance Program, incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.11*	Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (the "2000 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2001 (Commission File No. 1-6905).**
10.12*	Ruddick Corporation Flexible Deferral Plan – Amendment and Restatement Effective July 1, 2009, incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.13*	Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (Commission File No. 1-6905).**
10.14*	Form of Ruddick Corporation Non-Employee Director Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.15*	Form of Ruddick Corporation Restricted Stock Award Agreement for use in connection with the 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.16+	Ruddick Corporation Key Employee Life Insurance Plan, effective as of March 1, 2004.**
10.17*	Ruddick Corporation Cash Incentive Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.18*	Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan, incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.19*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. Thomas W. Dickson, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.20*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. John B. Woodlief, incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.21*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. Frederick J. Morganthall, II, incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.22+	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. Rodney C. Antolock.**

Exhibit Number	Description of Exhibit
10.23*	Ruddick Supplemental Executive Retirement Plan, Amendment No. 2 dated September 19, 2007, incorporated herein by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.24*	First Amendment to the Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 (Commission File No. 1-6905).**
10.25*	Second Amendment to the Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.26*	Amendment No. 1 to the Ruddick Corporation Flexible Deferral Plan (Amended and Restated July 1, 2009), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2010 (Commission File No. 1-6905).**
10.27*	Ruddick Corporation 2011 Incentive Compensation Plan (the "2011 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated February 17, 2011 (Commission File No. 1-6905)**
10.28*	Amendment No. 2 to the Ruddick Corporation Flexible Deferral Plan (Amended and Restated July 1, 2009), effective as of January 1, 2011, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2011 (Commission File No. 1-6905).**
10.29*	Ruddick Corporation Executive Bonus Insurance Plan, effective as of August 19, 2010, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2011 (Commission File No. 1-6905).**
10.30+	Form of Performance Share Award Agreement for use in connection with the 2011 Plan.**
10.31+	Form of Time-Vested Restricted Stock Award Agreement for use in connection with the 2011 Plan.**
10.32+	Summary of Non-Employee Director Compensation.
21+	List of Subsidiaries of the Registrant.
23+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Exhibit
101	The following materials from Ruddick Corporation's Annual Report on Form 10-K for the fiscal year ended October 2, 2011, formatted in extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Statements of Consolidated Operations, (iii) the Statements of Consolidated Shareholders' Equity and Comprehensive Income, (iv) the Statements of Consolidated Cash Flows and (v) the Notes to Consolidated Financial Statements.

---

* Incorporated by reference.

** Indicates management contract or compensatory plan required to be filed as an Exhibit.

\+ Indicates exhibits filed herewith and follow the signature pages.

(b) Exhibits
See (a)(3) above.

(c) Financial Statement Schedules
See (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUDDICK CORPORATION
(Registrant)

Dated: December 1, 2011

By: /s/ THOMAS W. DICKSON
Thomas W. Dickson,
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ THOMAS W. DICKSON Thomas W. Dickson	Chairman of the Board , President and Chief Executive Officer and Director (Principal Executive Officer)	December 1, 2011
/s/ JOHN B. WOODLIEF John B. Woodlief	Vice President – Finance and Chief Financial Officer (Principal Financial Officer)	December 1, 2011
/s/ RONALD H. VOLGER Ronald H. Volger	Vice President and Treasurer (Principal Accounting Officer)	December 1, 2011
/s/ JOHN R. BELK John R. Belk	Director	December 1, 2011
/s/ JOHN P. DERHAM CATO John P. Derham Cato	Director	December 1, 2011
/s/ JAMES E. S. HYNES James E. S. Hynes	Director	December 1, 2011
/s/ ANNA S. NELSON Anna S. Nelson	Director	December 1, 2011
/s/ BAILEY W. PATRICK Bailey W. Patrick	Director	December 1, 2011
/s/ ROBERT H. SPILMAN, JR. Robert H. Spilman, Jr.	Director	December 1, 2011
/s/ HAROLD C. STOWE Harold C. Stowe	Director	December 1, 2011
/s/ ISAIAH TIDWELL Isaiah Tidwell	Director	December 1, 2011
/s/ WILLIAM C. WARDEN, JR. William C. Warden, Jr.	Director	December 1, 2011

RUDDICK CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Fiscal Years Ended
October 2, 2011, October 3, 2010
and September 27, 2009 (in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF FISCAL YEAR	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Fiscal Year Ended September 27, 2009:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$1,945	$864	$175*	$2,634
Fiscal Year Ended October 3, 2010:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$2,634	$775	$1,019*	$2,390
Fiscal Year Ended October 2, 2011:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$2,390	$164	$1,083*	$1,471

* Represents accounts receivable balances written off as uncollectible, less recoveries.

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RUDDICK
Corporation

RUDDICK CORPORATION

301 S. Tryon Street, Suite 1800
Charlotte, North Carolina 28202

December 27, 2011

TO THE SHAREHOLDERS OF
RUDDICK CORPORATION

The Annual Meeting of the Shareholders of Ruddick Corporation (the "Company") will be held in the Auditorium, 12th Floor, Two Wells Fargo Center, 301 S. Tryon Street, Charlotte, North Carolina, on Thursday, February 16, 2012 at 10:00 A.M., local time.

Pursuant to rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials over the Internet. On or about December 27, 2011, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners at the close of business on December 9, 2011. On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

You are cordially invited to attend the Annual Meeting of Shareholders in person. Even if you choose to attend in person, you are encouraged to review the proxy materials and vote your shares in advance of the meeting by Internet. The Notice will contain instructions to allow you to request copies of the proxy materials to be sent to you by mail. Any proxy materials sent to you will include a proxy card that will provide you with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail. Your vote is extremely important, and we appreciate you taking the time to vote promptly.

Sincerely,
Thomas W. Dickson
Chairman of the Board of Directors,
President and Chief Executive Officer

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RUDDICK CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON
FEBRUARY 16, 2012

To our Shareholders:

The Annual Meeting of the Shareholders of your Company will be held in the Auditorium, 12th Floor, Two Wells Fargo Center, 301 S. Tryon Street, Charlotte, North Carolina, on Thursday, February 16, 2012, at 10:00 A.M., local time, for the following purposes:

1. To elect ten (10) directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;
2. To approve an amendment to the Company's Restated Articles of Incorporation to change the name of the Company to "Harris Teeter Supermarkets, Inc.";
3. To consider and provide an advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers as described in the Proxy Statement;
4. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2012; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Pursuant to the provisions of the North Carolina Business Corporation Act, December 9, 2011, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, and accordingly, only holders of record of the common stock of Ruddick Corporation (the "Common Stock") at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

Your vote is extremely important. We appreciate you taking the time to vote promptly. After reading the Proxy Statement, please vote, at your earliest convenience by Internet, or request that proxy materials be sent to you by mail. If you request the proxy materials by mail, included therewith will be a proxy card with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail.

YOUR SHARES CANNOT BE VOTED UNLESS YOU (I) VOTE BY INTERNET, (II) REQUEST PROXY MATERIALS BE SENT TO YOU THAT WILL INCLUDE A PROXY CARD WITH A TELEPHONE NUMBER YOU MAY CALL TO CAST YOUR VOTE, OR YOU MAY COMPLETE, SIGN AND RETURN THE PROXY CARD BY MAIL, OR (III) ATTEND THE ANNUAL MEETING AND VOTE IN PERSON.

By order of the Board of Directors.

Douglas J. Yacenda
Secretary

December 27, 2011

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RUDDICK CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
to be held on
February 16, 2012

This statement, first mailed or made available to shareholders on or about December 27, 2011, is furnished in connection with the solicitation by the Board of Directors of Ruddick Corporation (herein called the "Company") of proxies to be used at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, February 16, 2012, at 10:00 A.M., local time, in the Auditorium, 12th Floor, Two Wells Fargo Center, 301 S. Tryon Street, Charlotte, North Carolina, and at any adjournment or adjournments thereof. The principal executive offices of the Company are located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina 28202.

In accordance with rules and regulations adopted by the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials to each shareholder of record, the Company is now furnishing proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials other than as described herein. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials or vote by telephone, you should follow the instructions for requesting proxy materials included in the Notice.

It is anticipated that the Notice will be sent to shareholders on or about December 27, 2011. This Proxy Statement and the form of proxy relating to the Annual Meeting will be made available via the Internet to shareholders on the date that the Notice is first sent.

The proxy may be revoked in writing by the person giving it at any time before it is exercised either by notice to the Company's Secretary or by submitting a proxy having a later date, or it may be revoked by such person by appearing at the Annual Meeting and electing to vote in person. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. Where specifications are not made, proxies will be voted (i) in favor of electing as directors of the Company the ten persons named in this Proxy Statement as nominees, each to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified, (ii) in favor of the amendment to the Company's Restated Articles of Incorporation to change the name of the Company to "Harris Teeter Supermarkets, Inc.", (iii) in favor of providing an advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers as described in the Proxy Statement, (iv) in favor of ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2012, and (v) in the discretion of the proxy holders on any other matters presented at the Annual Meeting.

The entire cost of soliciting these proxies will be borne by the Company. In addition to the delivery of the Notice by mail, the Company may request banks, brokers and other record holders, or a proxy solicitor acting on its behalf, to send proxies and proxy materials to the beneficial owners of the Company's Common Stock (the "Common Stock") and secure their voting instructions and will reimburse them for their reasonable expenses in so doing. The Company has not engaged a proxy solicitor to solicit proxies from shareholders; however, the Company retains the right to do so if it deems such solicitation necessary. Furthermore, the Company may also use one or more of its regular employees, who will not be specially compensated, to solicit proxies from the shareholders, either in person, by telephone or by special letter.

VOTING SECURITIES

Pursuant to the provisions of the North Carolina Business Corporation Act, December 9, 2011, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Accordingly, only holders of the Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting. On the record date, there were 49,279,655 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share is entitled to one vote on each matter expected to be presented at the Annual Meeting, including the election of directors.

The presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes," if any, are counted as present and entitled to vote for purposes of determining a quorum.

Under the rules of the New York Stock Exchange Inc. (the "NYSE"), a bank, broker or other nominee holding the Company's shares in "street name" for a beneficial owner has discretion (but is not required) to vote the client's shares with respect to "routine" matters if the client does not provide voting instructions. The bank, broker or other nominee, however, is not permitted to vote the client's shares with respect to "non-routine" matters without voting instructions. A "broker non-vote" occurs when a bank, broker or other nominee does not vote on a particular proposal because that bank, broker or other nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The proposal to elect directors and the advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers are considered non-routine matters under the NYSE rules, which means that your bank, broker or other nominee may not use its discretion to vote your shares held in street name on those matters without your express voting instructions.

The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm is considered a "routine" matter under the NYSE rules, and the Company believes that the proposal to amend the Company's Restated Articles of Incorporation to change the Company's name will be treated as a "routine" matter, which means that your bank, broker or other nominee will have discretionary authority to vote your shares held in street name on those matters. Accordingly, if you do not instruct your bank, broker or other nominee to vote your shares on those matters, the bank, broker or other nominee may either: (i) vote your shares on routine matters and cast a "broker non-vote" on non-routine matters, or (ii) leave your shares unvoted altogether.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the "beneficial ownership" of Common Stock by those persons known to the Company to be the beneficial owners of more than five percent of the Common Stock. The information provided for Neuberger Berman Group LLC and BlackRock, Inc. is based solely on the latest Schedule 13G reports each entity had filed with the Securities and Exchange Commission as of October 31, 2011. For all other persons the information is provided as of October 31, 2011. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class
T. Rowe Price Trust Company (2) Trustee of the Ruddick Retirement and Savings Plan Post Office Box 89000 Baltimore, Maryland 21289	3,939,528	8.02%
Neuberger Berman Group LLC (3) 605 Third Avenue New York, NY 10158	5,971,306	12.15%
BlackRock, Inc. (4) 40 East 52nd Street New York, NY 10022	3,058,113	6.22%

---

(1) "Beneficial Ownership" for purposes of the table, is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(2) T. Rowe Price Trust Company, in its capacity as directed trustee, votes Common Stock held by the Ruddick Retirement and Savings Plan (the "RRSP") that have been allocated to individual accounts in accordance with the participants' instructions and does not vote allocated Common Stock as to which no instructions are received. Fiduciary Counselors Inc. ("FC") was engaged as an independent fiduciary with respect to the Common Stock held by the RRSP in order to, among other things, monitor the Company's financial condition to determine, in FC's sole discretion, whether holding Common Stock by the RRSP is no longer consistent with the Employee Retirement Income Security Act of 1974, as amended, and if it were to become no longer consistent, to determine when and in what manner to liquidate the shares. As such, FC filed a Schedule 13G/A with the Securities and Exchange Commission on February 14, 2011 claiming shared dispositive power over the shares held by the RRSP.

(3) Neuberger Berman Group LLC ("NBG") reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011 that it had beneficial ownership of 5,971,306 shares, together with its affiliates Neuberger Berman LLC, Neuberger Berman Management LLC and Neuberger Berman Equity Funds. Neuberger Berman Group LLC had shared power to vote over 5,183,814 shares and shared power to dispose over 5,971,306 shares. Neuberger Berman LLC, a subsidiary of NBG, had shared power to vote over 5,183,814 shares and shared power to dispose over 5,971,306 shares. Neuberger Berman Management LLC, a subsidiary of NBG, had shared power to vote and shared power to dispose over 4,693,667 shares. Neuberger Berman Equity Funds had shared power to vote and shared power to dispose over 4,672,467 shares.

(4) BlackRock, Inc. ("BlackRock") reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2011, that it had sole power to vote and sole power to dispose over 3,058,113 shares.

PROPOSAL 1

ELECTION OF DIRECTORS

Under the Company's Bylaws, the Board of Directors of the Company shall consist of not less than nine nor more than thirteen members, which number shall be fixed and determined from time to time by resolution of the Board of Directors. The number of directors currently is fixed at ten. All of the members of the Board of Directors will be elected annually to serve one year terms. At the Annual Meeting the shareholders will elect all ten members of the Board of Directors.

The Board of Directors has nominated the ten persons listed herein to be elected as directors at the Annual Meeting, each for a term of one year. All of the nominees are currently members of the Board of Directors.

It is intended that the persons named as proxies in the accompanying form of proxy will vote to elect as a director each of the ten nominees listed herein, each to serve until the next Annual Meeting of Shareholders or until such nominee's successor shall be elected and qualified to serve, in each case unless authority to so vote is withheld. Although the Board of Directors expects that each of the nominees will be available for election, in the event a vacancy in the slate of nominees is occasioned by death or other unexpected occurrence, it is intended that shares represented by proxies in the accompanying form will be voted for the election of a substitute nominee selected by the persons named in the proxy.

Once a quorum is present at the Annual Meeting, director nominees will be elected by a plurality of the votes cast. This means that the director nominee with the most votes for a particular seat on the Board of Directors is elected for that seat. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors.

Votes withheld from director nominees do not technically have the effect of an "against" vote with respect to the election of directors. However, in accordance with the Company's Corporate Governance Guidelines, each nominee for election to the Board of Directors has agreed in writing that if he or she receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote"), that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors after its receipt of the recommendation of the Corporate Governance & Nominating Committee. Abstentions and broker non-votes are not considered "withheld" votes.

If a nominee is the subject of a Majority Withheld Vote, the Corporate Governance & Nominating Committee will promptly consider the resignation, and consider a range of possible responses based on the circumstances that led to the Majority Withheld Vote, if known, and make a recommendation to the Board of Directors. The Board of Directors then will decide whether or not to accept the resignation at its next regularly scheduled Board of Directors meeting, or, if a regularly scheduled meeting will not occur within 100 days of the date the election is certified by the inspector of elections, the Board of Directors will hold a special meeting to consider the matter. Thereafter, the Board of Directors will promptly disclose the explanation of its decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission.

A director who is the subject of a Majority Withheld Vote will not participate in the Corporate Governance & Nominating Committee's recommendation or the Board of Directors' action regarding whether to accept (i) such director's resignation or (ii) the resignation of any other director who is then also the subject of a Majority Withheld Vote.

The Board of Directors recommends that the shareholders vote to elect all of the nominees as directors.

Set forth herein is the name of each nominee for election to the Board of Directors, as well as each such person's age, his or her current principal occupation (which has continued for at least the past five years unless otherwise indicated) together with the name and principal business of the company by which such person is employed, if any, the period during which such person has served as a director of the Company, all positions and offices that such person holds with the Company and such person's directorships over the past five years in other companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or companies registered as an investment company under the Investment Company Act of 1940 and the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company.

Nominees for Election as Directors

JOHN R. BELK, age 52, has been President and Chief Operating Officer of Belk, Inc., retail merchants, since May 2004. Prior to that time, he served as President — Finance, Systems and Operations of Belk, Inc. from May 1998 to May 2004. Mr. Belk is also a former Chairman and a current member of the Board of Trustees of Novant Health, Inc. and served as director of ALLTEL Corporation from 1996 to November 2007. Mr. Belk has broad experience in the management and oversight of a retail business. He brings significant expertise in retail business matters, strategic planning, risk management and corporate governance, which are important to a large and diversified organization like the Company. He has been a director of the Company since 1997 and also serves as a director of Belk, Inc.

JOHN P. DERHAM CATO, age 61, has been the Chairman, President and Chief Executive Officer of The Cato Corporation, a specialty apparel retailer, since February 2004. Prior to that time, Mr. Cato was the President, Vice Chairman of the Board and Chief Executive Officer of The Cato Corporation from May 1999 to February 2004. Mr. Cato brings to the Board of Directors a breadth and depth of operations, management, and strategic planning experience in the retail industry. His background at The Cato Corporation and leadership of a public company is directly relevant to the oversight of a large organization like the Company. Mr. Cato has been a director of the Company since November 2002 and also serves as a director of The Cato Corporation.

THOMAS W. DICKSON, age 56, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Before his election as President, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, American & Efird, Inc., a wholly owned subsidiary of the Company until November 2011. Mr. Dickson brings executive decision making skills, operating and management experience, and broad supermarket and real estate experience to the Board of Directors from his 30 years of experience with the Company and its subsidiaries. These experiences and Mr. Dickson's ongoing interaction with the Company's customers and suppliers provide the Board of Directors with, among other things, industry expertise important to the Company's business and a deep understanding of the Company's operations and the economic environment in which it operates. He has been a director of the Company since 1997.

JAMES E. S. HYNES, age 71, was the Chairman of the Board of Hynes Inc., a manufacturer's representative, from September 1986 until October 2000. As one of the most tenured directors, Mr. Hynes provides the Board of Directors with retailing and strategic planning expertise through his service on the board of Hynes Inc. His experiences dealing with major manufacturers of health and beauty products and large retailers are important to the Board of Directors' oversight of strategic planning. He has been a director of the Company since 1983 and serves as Chairman of the Board of Commissioners of Carolinas HealthCare System, one of the Southeast's leading healthcare systems.

ANNA SPANGLER NELSON, age 49, has been Chairman and Executive Vice President of Spangler Companies, Inc. (formerly known as Golden Eagle Industries, Inc.), a private investment company, since January 2005. Ms. Nelson has been a general partner of the Wakefield Group, a venture capital company, since September 1988. From these experiences, Ms. Nelson brings knowledge of financial products and investments that assists the Board of Directors in overseeing the financial management and risk management practices of the Company. Ms. Nelson has been a director of the Company since 1998, and serves as a Trustee of the Fidelity Charitable Gift Fund, and the John S. and James L. Knight Foundation.

BAILEY W. PATRICK, age 50, has been Managing Partner of Merrifield Patrick Vermillion, LLC, a company involved in commercial real estate, brokerage and development, since July 2010. Mr. Patrick was the President of

Bissell Patrick LLC, which was also involved in commercial real estate, brokerage and development, from September 1998 until December 2009, at which time Bissell Patrick LLC merged into Merrifield Patrick LLC. Mr. Patrick was Managing Partner of Merrifield Patrick LLC from January 2010 until July 2010, at which time Merrifield Patrick merged to form Merrifield Patrick Vermillion LLC. Mr. Patrick has been a director of the Company since August 2003 and serves as a director of The Cato Corporation. Mr. Patrick brings a breadth and depth of operations and strategic planning experience to the Board of Directors, including real estate development experience, from his leadership at Merrifield Patrick Vermillion, LLC and its predecessor organizations. Mr. Patrick's background particularly assists the Board of Directors in overseeing the Company's real estate functions and expansions.

ROBERT H. SPILMAN, JR., age 55, has been the President and Chief Executive Officer of Bassett Furniture Industries, Incorporated, a furniture manufacturer and distributor, since March 2000. Mr. Spilman has been a director of the Company since August 2002 and also serves as a director of Bassett Furniture Industries, Incorporated and Dominion Resources, Inc. Through his management experience at Basset Furniture Industries, Incorporated, a vertically integrated manufacturer, importer and retailer of home furnishings operating a network of licensed and corporate stores, Mr. Spilman provides the Board of Directors with sales, operations, risk management, strategic planning and corporate governance expertise that is important to the oversight of the Company.

HAROLD C. STOWE, age 65, has been the managing member of Stowe-Monier Management, LLC, a venture capital management company since August 2007. Prior to that time, he served as the Interim Dean of Development at the Wall College of Business Administration of Coastal Carolina University from June 2006 to August 2007. Prior to that time, Mr. Stowe was the President and Chief Executive Officer of Canal Holdings, LLC, a real estate and asset management company, from October 2001 to March 2005. Prior to that time, he was the President and Chief Executive Officer of Canal Industries, Inc., a forest products company, from March 1997 until October 2001. Mr. Stowe has a broad range of financial, banking, and management expertise, which provides the Board of Directors with valuable experience in its oversight of the financial reporting and corporate governance of the Company. Mr. Stowe has been a director of the Company since 1998 and also serves as a director of SCANA Corporation.

ISAIAH TIDWELL, age 66, was the Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A. from September 2001 to February 2005. Prior to that time, he served as the President, Georgia Banking, of Wachovia Bank from July 1999 to September 2001. Mr. Tidwell's extensive experience in retail banking operations and credit administration at Wachovia Bank provides the Board of Directors with significant financial and retail expertise important to the oversight of the Company's retail operations, financial reporting and enterprise risk management. Mr. Tidwell has been a director of the Company since 1999 and also serves as a director of Snyder's-Lance, Inc. and Lincoln National Corporation.

WILLIAM C. WARDEN, JR., age 59, was the Executive Vice President, Administration, of Lowes Companies, Inc. from February 1996 to February 2003. Mr. Warden's experience as an executive of a large retail organization provides the Board of Directors with expertise in the areas of real estate, engineering and construction, loss prevention and safety, internal audit, administration and legal that is relevant to the Company's businesses, developments and operations as well as the strategic planning functions of the Board of Directors. Mr. Warden has been a director of the Company since February 2008 and also serves as a director of Bassett Furniture Industries, Incorporated.

No director has a family relationship as close as first cousin with any other executive officer, director or nominee for director of the Company.

Directors' Fees and Attendance

The Company compensated each director elected to the Board of Directors at the Company's 2011 Annual Meeting of Shareholders who was not an employee of the Company or its subsidiaries via an annual fee in the amount of $34,000 for services as a director. Directors also receive a meeting fee for each Board of Directors or committee meeting attended. The meeting fee was $2,000 per meeting in the fiscal year ended October 2, 2011 ("Fiscal 2011"). The Chairman of the Audit Committee was paid an annual fee of $6,000 in addition to the fees described herein.

Pursuant to the Ruddick Corporation Director Deferral Plan (the "Deferral Plan"), non-employee directors of the Company may generally defer the payment of the annual fee and/or board and committee meeting fees. The fees deferred by a director under the Deferral Plan are converted into stock units and credited to the director's account as of the date such fees would have otherwise been paid to the director (the "Valuation Date"). The account of a director is credited with a number of stock units equal to the number of whole and fractional shares of Common Stock which the director would have received with respect to such fees if the fees had been paid in Common Stock, determined by dividing such fees by the average of the high and low sale price ("Average Price") of a share of Common Stock on the Valuation Date. Directors' accounts are equitably adjusted for the amount of any dividends, stock splits or applicable changes in the capitalization of the Company. The Company uses a non-qualified trust to purchase and hold the Common Stock to satisfy the Company's obligation under the Deferral Plan, and the directors are general creditors of the Company in the event the Company becomes insolvent. Upon termination of service as a director or in the event of death, the number of stock units in the director's account are delivered and paid in the form of whole shares of Common Stock to the director or a designated beneficiary, plus the cash equivalent for any fractional shares.

During the Company's fiscal year ended October 3, 2010 ("Fiscal 2010"), non-employee directors of the Company were also able to defer the payment of the annual fee and/or board meeting fees into the Ruddick Corporation Flexible Deferral Plan ("FDP"). However, during Fiscal 2011, the Company determined to eliminate the FDP as a deferral option for non-employee directors due to a review of the other deferral options available to such directors and giving consideration to the level of participation by the directors in that option.

Pursuant to the provisions of the Company's equity incentive plans, the Company has typically granted to each new non-employee director upon his or her initial election as director a ten-year option to purchase 10,000 shares of Common Stock at an exercise price per share equal to the Average Price of the Common Stock on the date of grant of the option. These options are immediately vested on the date of the director's election.

In addition to the compensation discussed herein, the Company grants other incentive awards to its non-employee directors from time to time. At the meeting of the Board of Directors held on November 18, 2010 each of John R. Belk, John P. Derham Cato, James E. S. Hynes, Anna Spangler Nelson, Bailey W. Patrick, Robert H. Spilman, Jr., Harold C. Stowe, Isaiah Tidwell and William C. Warden, Jr., constituting all of the non-employee directors of the Company at the time of the meeting, were credited with a discretionary Company contribution of $14,000, which was paid into the Deferral Plan and converted into stock units, as described herein. The Company also provides $100,000 of term life insurance coverage for each non-employee director, personal group excess liability insurance coverage, and certain perquisites as disclosed in the footnotes to the following table.

Director Compensation for 2011(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)
John R. Belk	62,000	—	—	—	—	85	62,085
John P. Derham Cato	64,000	—	—	—	—	85	64,085
James E. S. Hynes	58,000	—	—	—	—	85	58,085
Anna Spangler Nelson	66,000	—	—	—	—	85	66,085
Bailey W. Patrick	64,000	—	—	—	—	85	64,085
Robert H. Spilman, Jr.	58,000	—	—	—	—	85	58,085
Harold C. Stowe	76,000	—	—	—	—	85	76,085
Isaiah Tidwell	72,000	—	—	—	—	85	72,085
William C. Warden, Jr.	72,000	—	—	—	—	85	72,085

(1) Thomas W. Dickson, the Company's Chairman, President and Chief Executive Officer, is not included in this table because he is an employee of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Dickson as an employee of the Company is shown in the Summary Compensation Table for 2011 provided herein.

(2) There were no option or other awards granted to the Company's directors during Fiscal 2011, other than to Thomas W. Dickson. With respect to Mr. Dickson, please see "Outstanding Equity Awards at Fiscal Year-End for 2011" for a list of equity awards outstanding as of October 2, 2011. The assumptions used in the calculation of these amounts, if any, are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2011, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. Options are currently granted only upon initial election or appointment as director. The outstanding stock options for each director as of October 2, 2011 were as follows:

Outstanding Stock Option Awards at Fiscal Year-End for 2011

Name	Number
John R. Belk	4,000
John P. Derham Cato	12,000
James E. S. Hynes	2,000
Anna Spangler Nelson	4,000
Bailey W. Patrick	—
Robert H. Spilman, Jr.	9,000
Harold C. Stowe	4,000
Isaiah Tidwell	4,000
William C. Warden, Jr.	10,000

(3) Perquisites and personal benefits were less than $10,000 in aggregate for each director listed in the table who served during Fiscal 2011. The Company paid premiums of $85 for a full year of term life insurance for each of the non-employee directors.

The Board of Directors held four (4) meetings during Fiscal 2011. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and all committees of the Board of Directors on which they served during Fiscal 2011.

Committees of the Board of Directors

As of October 2, 2011, the Company's Board of Directors had the following standing committees: (i) the Audit Committee, whose current members are Harold C. Stowe (Chair), John R. Belk, Bailey W. Patrick, Isaiah Tidwell and William C. Warden, Jr.; (ii) the Compensation Committee, whose current members are James E. S. Hynes (Chair), John P. Derham Cato, Anna Spangler Nelson and William C. Warden, Jr.; and (iii) the Corporate Governance & Nominating Committee, whose current members are Robert H. Spilman, Jr. (Chair), John R. Belk, Anna Spangler Nelson and Isaiah Tidwell. Included herein is a description of each committee of the Board of Directors.

Audit Committee: The Audit Committee discharges the Board of Director's responsibility relating to the oversight of (i) the integrity of the financial statements and internal controls of the Company, (ii) the compliance by the Company with legal and regulatory requirements, (iii) the outside auditor's independence and qualifications, and (iv) the performance of the Company's internal audit function and outside auditors. The Audit Committee, among other things, is responsible for the appointment, compensation and oversight of the independent auditors and reviews the financial statements, audit reports, internal controls and internal audit procedures. Each member of the Audit Committee has been determined to be an independent director, in accordance with the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee was established in accordance with Section 3(a)(58)A of the Exchange Act. The Audit Committee met seven (7) times during Fiscal 2011.

Compensation Committee: The Compensation Committee assesses the Company's overall compensation programs and philosophies. Among other things, it and the Chairman of the Corporate Governance & Nominating Committee approve the goals and objectives relevant to the Chief Executive Officer's compensation and recommend to the independent members of the Board of Directors for their approval, the salary, incentive compensation and equity compensation of the Chairman of the Board of Directors, President and Chief Executive Officer. In addition, the Compensation Committee recommends to the independent members of the Board of Directors for its approval, the salaries, incentive compensation and equity compensation for other executive officers. The Compensation Committee also reviews the salaries and incentive compensation for other Company officers and key employees of the Company's subsidiaries other than the executive officers of the Company. In addition, the Compensation Committee approves the annual bonus criteria under the Company's cash and equity incentive plans, including the Ruddick Corporation Cash Incentive Plan, the Ruddick Corporation 2011 Incentive Compensation Plan (as amended or supplemented, the "2011 Plan"), which was approved by the shareholders at the Annual Meeting of Shareholders held on February 17, 2011, and prior to the approval thereof, the Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan ("Addendum"). The Compensation Committee grants restricted stock to the employees of the Company and its subsidiaries, other than the executive officers of the Company, pursuant to the Company's equity incentive plans and reports such actions to the Board of Directors.

For Fiscal 2011, the Compensation Committee directly engaged a compensation consultant from Mercer Human Resource Consulting ("Mercer") to advise the Committee regarding market practices and general guidelines for equity grant compensation for key employees, including the NEOs (as defined in "Compensation Discussion & Analysis"). The Company paid that consultant $24,500 for work performed for the Compensation Committee. The Company, on management's recommendation, separately retained Mercer and an affiliated company of Mercer (the "Affiliate") to provide other services for the Company in Fiscal 2011, for which the Company paid $514,472. These other services primarily related to health and welfare consulting, insurance consulting, insurance brokerage and surety bonding. The Company also made payments to the Affiliate for insurance premiums that were collected by the Affiliate on behalf of insurance carriers, but these amounts are not included in the totals referenced above, as the amounts were paid over to insurance carriers for services provided by those carriers. Since the engagements relating to the other services are long-standing engagements entered into by the Company and unrelated to the compensation consultant, neither the Committee nor the Board expressly approved such other services. The compensation consultant who provided executive compensation advice to the Compensation Committee worked exclusively for the Compensation Committee and not for the Company in connection with the other services or otherwise.

The Compensation Committee may delegate any of its powers or duties to the chairperson of the Compensation Committee or any subcommittee, other than as prohibited by law. Each member of the Compensation Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Compensation Committee met one (1) time during Fiscal 2011. For more information see the "Report of the Compensation Committee" appearing elsewhere in this Proxy Statement.

Corporate Governance & Nominating Committee: The Corporate Governance & Nominating Committee identifies, reviews, evaluates and recommends nominees for the Board of Directors. In addition, the Corporate Governance & Nominating Committee monitors and evaluates the performance of the directors, individually and collectively. The Corporate Governance & Nominating Committee also reviews and makes recommendations to the full Board of Directors regarding changes in the number, chairperson, composition or responsibilities of each of the committees of the Board of Directors and also reviews the committee charters. The Corporate Governance & Nominating Committee periodically reviews the Company's Corporate Governance Guidelines and recommends changes to the Board of Directors. Each member of the Corporate Governance & Nominating Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Corporate Governance & Nominating Committee met one (1) time during Fiscal 2011. The Corporate Governance & Nominating Committee will consider nominations for directors from shareholders. A more detailed discussion regarding the process for nominating potential director candidates is included elsewhere in this Proxy Statement under the heading "Corporate Governance Matters — Process for Nominating Potential Director Candidates."

Beneficial Ownership of Company Stock

The following table presents information regarding the beneficial ownership of the Common Stock, within the meaning of applicable securities regulations, of all current directors and all nominees for director of the Company and the executive officers named in the Summary Compensation Table for 2011 included herein, and of such directors and executive officers of the Company as a group, all as of October 31, 2011. Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name	Shares of Common Stock Beneficially Owned (1)(2)	Percent of Class
John R. Belk	10,783 (3)	*
John P. Derham Cato	12,000 (4)	*
Thomas W. Dickson	309,331 (5)	*
James E. S. Hynes	8,780 (3)	*
Fred A. Jackson	79,321 (6)	*
Frederick J. Morganthall, II	59,882 (7)	*
Anna Spangler Nelson	31,000 (8)	*
Bailey W. Patrick	—	*
Robert H. Spilman, Jr.	11,093 (9)	*
Harold C. Stowe	5,000 (3)	*
Isaiah Tidwell	4,000 (3)	*
William C. Warden, Jr.	15,000 (10)	*
John B. Woodlief	65,990 (11)	*
All directors and executive officers as a group (13 persons)	612,180 (12)	1.2%

* Less than 1%

(1) The table includes shares allocated under the RRSP to individual accounts of those named persons and group members who participate in the plan, the voting of which is directed by such named persons or group members, as appropriate.

(2) In accordance with Rule 13d-3 promulgated under the Exchange Act, the table does not include shares of Common Stock that are deliverable in connection with the Deferral Plan. Pursuant to the Deferral Plan, distributions under the Deferral Plan are paid in the form of Common Stock ninety days following the date

of termination of service as a director. As of October 31, 2011, the Company was authorized to deliver up to 500,000 shares of Common Stock pursuant to the Deferral Plan and has delivered 20,986 shares to the participating non-employee directors who have left the Board of Directors. Additionally there were 134,132 stock units reserved under the Deferral Plan for delivery to the current participating non-employee directors. A more detailed discussion regarding the Deferral Plan is included elsewhere in this Proxy Statement under the heading "Election of Directors — Directors' Fees and Attendance". The number of stock units that have been credited to each of the participating non-employee directors as of October 31, 2011 is set forth herein:

Name	Stock Units Credited Under Deferral Plan
John R. Belk	19,758
John P. Derham Cato	15,189
James E. S. Hynes	8,530
Anna Spangler Nelson	23,636
Bailey W. Patrick	14,330
Robert H. Spilman, Jr.	12,105
Harold C. Stowe	20,372
Isaiah Tidwell	15,354
William C. Warden, Jr.	4,854
Total	134,128*

*This sum may vary from other Deferral Plan totals included herein due to rounding.

(3) Includes 4,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such director would have sole voting and investment power upon acquisition.

(4) Represents 12,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Cato would have sole voting and investment power upon acquisition.

(5) Includes 206,921 shares owned of record and beneficially by Thomas W. Dickson, as to which he has sole voting and investment power; 10,991 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 2,200 shares held as custodian for his children, as to which he has sole voting and investment power; 71,719 shares of restricted stock, as to which he has sole voting power, but no investment power; and 17,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2011, upon the issuance of which he will have sole voting power, but no investment power.

(6) Includes 41,523 shares owned of record and beneficially by Mr. Jackson, as to which he has sole voting and investment power and all of which are pledged by Mr. Jackson as security; 18,000 shares of restricted stock, as to which he has sole voting power, but no investment power; 4,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2011, upon the issuance of which he will have sole voting power, but no investment power; and 15,298 shares that may be acquired by him upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2011, as to which he would have sole voting and investment power upon acquisition.

(7) Includes 14,257 shares owned of record and beneficially by Mr. Morganthall, as to which he has sole voting and investment power; 36,875 shares of restricted stock, as to which he has sole voting power, but no investment power; and 8,750 performance shares that will be settled via restricted stock within sixty days of October 31, 2011, upon the issuance of which he will have sole voting power, but no investment power.

(8) Includes 15,000 shares owned of record and beneficially by Ms. Nelson as to which she has sole voting and investment power; 4,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which she would have sole voting and investment power upon acquisition; and 12,000 shares owned by a corporation with respect to which she has shared voting and investment power and is deemed the beneficial owner.

(9) Includes 9,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Spilman would have sole voting and investment power upon acquisition.

(10) Includes 10,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Warden would have sole voting and investment power upon acquisition.

(11) Includes 22,030 shares owned of record and beneficially by Mr. Woodlief, as to which he has sole voting and investment power; 1,851 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 34,609 shares of restricted stock, as to which he has sole voting power, but no investment power; and 7,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2011, upon the issuance of which he will have sole voting power, but no investment power.

(12) Includes (i) 323,587 shares owned of record and beneficially as to which such persons have sole voting and investment power; (ii) 64,298 shares that may be acquired by such persons upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2011, as to which such persons would have sole voting and investment power upon acquisition; (iii) 12,000 shares as to which such persons have shared voting and investment power; (iv) 161,203 shares of restricted stock, as to which such persons have sole voting power, but no investment power; (v) 38,250 performance shares that will be settled via restricted stock within sixty days of October 31, 2011, upon the issuance of which such persons will have sole voting power, but no investment power; and (vi) 12,842 shares allocated to their respective RRSP accounts, as to which they have sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Corporate Governance Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Corporate Governance Guidelines are available on the Company's website at *www.ruddickcorp.com.* In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee are also included on the Company's website.

Director Independence

For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board of Directors must affirmatively determine that the director has no direct or indirect "material relationship" with the Company, other than as a director. The Board of Directors has adopted categorical standards to assist it in making independence determinations. The categorical standards set forth below and available on the Company's website at *www.ruddickcorp.com,* specify certain relationships that may exist between the Company and a director, each of which is deemed not to be a "material relationship" and therefore will not, alone, prevent a director from being considered "independent".

- **Prior Employment.** The director was an employee of the Company or one of its operating subsidiaries, or his or her immediate family member was an executive officer of the Company, and over five years have passed since such employment ended.
- **Prior Relationship with the Company's Auditors.** A director or immediate family member was an employee or partner of the Company's independent auditor, and over three years have passed since such employment, partner or auditing relationship ended.
- **Current Employment.** An immediate family member of a director is employed by the Company, one of its operating subsidiaries or another entity in a non-officer position, or by the Company's independent auditor not as a partner and not participating in the firm's audit, assurance or tax compliance practice.
- **Interlocking Directorships.** A director was employed, or his or her immediate family member was employed, as an executive officer of another company, during a time in which any of the Company's executive officers served on that other company's compensation committee, and over three years have passed since such service or employment relationship ended.
- **Business Relationships.** A director was an executive officer or an employee, or his or her immediate family member was an executive officer, of another company that made payments to, or received payments from, the Company or its operating subsidiaries for property or services in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such other company's consolidated gross revenues.
- **Charitable Contributions.** A director was an executive officer of a charitable organization that received contributions from the Company or its operating subsidiaries in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

After considering these categorical standards, the listing standards of the New York Stock Exchange and all other relevant facts and circumstances, including commercial or charitable relationships between the directors and the Company, the Board of Directors has determined that all of its members meet the Company's categorical independence standards, meet the independence requirements of the New York Stock Exchange and are independent except for Thomas W. Dickson. In connection with its independence evaluation, the Board of Directors considered the transactions involving the Company and Mr. Spilman. Mr. Spilman is the President and Chief Executive Officer of Bassett Furniture Industries, Incorporated, which is a customer of American & Efird, the Company's wholly owned subsidiary until November 2011. The Board of Directors' categorical standards for determining director independence are also available on the Company's website previously referenced.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, Harold C. Stowe, is an audit committee financial expert. Mr. Stowe is "independent" as that term is defined in the New York Stock Exchange Listed Company Manual.

Executive Sessions of Non-Management Directors

Non-management directors meet without management present at regularly scheduled executive sessions. In addition, to the extent that, from time to time, the group of non-management directors includes directors that are not independent, at least once a year there is a scheduled executive session including only independent directors. The Chairman of the Corporate Governance & Nominating Committee presides over meetings of the non-management or independent directors. Shareholders and other interested parties may communicate directly with any of the directors, including the independent or non-management directors as a group, by following the procedures set forth herein under the caption "Shareholder and Interested Party Communications with Directors."

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to the Company's Chairman of the Board of Directors, President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. The Company's sole operating subsidiary, Harris Teeter, maintains a code of ethics tailored to its business. The Code of Ethics and Code of Conduct are available on the Company's website previously referenced under the "Corporate Governance" caption. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Proxy Statement.

Majority Vote Policy for Director Elections

The Company's Corporate Governance Guidelines provide that if a director receives a Majority Withheld Vote, that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors. Abstentions and broker non-votes are not considered "withheld" votes. Please see the discussion of the Majority Withheld Vote policy contained in "Proposal 1 — Election of Directors".

Shareholder and Interested Party Communications with Directors

Shareholders and other interested parties may communicate directly with the entire Board of Directors, any committee of the Board of Directors, the Chair of any committee, any individual director, the independent or non-management directors, as a group, or any other group of directors by writing to: Ruddick Corporation Board of Directors, c/o Secretary of the Corporation, 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina 28202. Each such communication should specify the applicable addressee(s). The Company's Board of Directors has instructed the Secretary to forward these communications to the addressee, and if no specific addressee is listed, to the Chairman of the Board of Directors.

Director Attendance at Annual Meeting

The Company believes that the Annual Meeting is an opportunity for shareholders to communicate directly with the Company's directors. Consequently, each director is encouraged to attend the Annual Meeting of Shareholders. All of the Company's directors attended the 2011 Annual Meeting of Shareholders.

Process for Nominating Potential Director Candidates

The Corporate Governance & Nominating Committee is responsible for identifying and screening potential director candidates and recommending qualified candidates to the full Board of Directors for nomination. Director nominees are recommended to the Board of Directors annually by the Corporate Governance & Nominating Committee for election by the shareholders. As described in the Company's Corporate Governance Guidelines, which are available at the Company's website previously referenced, nominees for director will be selected on the basis of outstanding achievement in their personal careers, wisdom, broad experience, integrity, ability to make independent analytical inquiries, understanding of the business environment and willingness to devote adequate time to Board of Directors' duties.

The Corporate Governance & Nominating Committee reviews the background and qualifications of each nominee to determine such nominee's experience, competence and character and shall assess such nominee's potential contribution to the Board of Directors, taking into account the then-existing composition of the Board of Directors and such other matters as the Corporate Governance & Nominating Committee deems appropriate. In addition, while the Company does not have a formal policy on Board of Directors diversity, the Corporate Governance Guidelines specify that the Board of Directors is committed to diversified membership. The Corporate Governance & Nominating Committee actively considers such diversity in recruitment and nominations of directors. The current composition of the Board reflects those efforts.

Nominees recommended by shareholders will be analyzed by the Corporate Governance & Nominating Committee in the same manner as nominees that are otherwise considered by such committee. Any recommendation submitted by a shareholder to the Corporate Governance & Nominating Committee must comply in all respects with Article III, Section 12, of the Company's Bylaws, which generally requires that such recommendation be in writing and include the shareholder's name and address; number of shares of each class of capital stock owned by the shareholder; the potential candidate's name, resumé and biographical information; and any material interest, direct or indirect, that the shareholder may have in the election of the potential candidate to the Board of Directors. Article III, Section 12, of the Company's Bylaws also requires that any such shareholder recommendation be received by the Company in accordance with the timeframe described under the caption "Shareholder Proposals". A copy of the Company's Bylaws is available upon request to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Corporation.

Pursuant to its Charter, the Corporate Governance & Nominating Committee (i) periodically reviews the Company's corporate governance principles, including criteria for the selection of Board of Directors members to insure that the criteria, including diversity, are being addressed appropriately and (ii) conducts an annual assessment of its performance and of the Charter and recommends changes to the Board of Directors when necessary.

All nominees for election to the Board of Directors have been recommended by the Corporate Governance & Nominating Committee. All such nominees are current directors standing for re-election.

Board Leadership Structure

Currently, Thomas W. Dickson serves as the Company's Chairman of the Board, President and Chief Executive Officer. The Board of Directors does not have a lead independent director. However, as described below in the section "Corporate Governance Matters—Executive Sessions of Non-Management Directors," the Chairman of the Corporate Governance & Nominating Committee, who is an independent director, presides over executive session meetings of the non-management or independent directors. The Board of Directors believes that Mr. Dickson's service as both Chairman of the Board and Chief Executive Officer is in the best interests of the Company and its shareholders because Mr. Dickson possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board of Directors' time and attention are focused on the most important matters. The combined positions help to provide a unified leadership and direction for the Company, enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareholders, employees, customers and suppliers. Furthermore, the Board of Directors believes that this practice is appropriate in light of the fact that currently only one of the directors,

Mr. Dickson, is an employee of the Company, all of the other directors are independent, and all of the committees of the Board of Directors are comprised solely of independent directors. The Board of Directors believes that its current leadership structure enhances Mr. Dickson's ability to provide insight and direction on important strategic initiatives simultaneously to both management and the independent directors.

Role in Risk Oversight

As the Company's principal governing body, the Board of Directors has the ultimate responsibility for overseeing the Company's risk management practices. The Board of Directors has delegated certain risk management functions to its committees.

Pursuant to the Audit Committee Charter, one of the primary roles and responsibilities of the Audit Committee is to assist the Board of Directors with the oversight of: (1) the integrity of the financial statements and internal controls of the Company, (2) the compliance by the Company with legal and regulatory requirements, (3) the outside auditor's independence and qualifications, and (4) the performance of the Company's internal audit function and outside auditors. Under the Audit Committee Charter, the Audit Committee will, among other responsibilities and duties:

- Review with the outside auditor and management, as appropriate, significant financial reporting issues and judgments identified by management or the outside auditor and made in connection with the preparation of the Company's financial statements;
- Review with the outside auditor and management, major issues identified by management or the outside auditor regarding the Company's accounting and auditing principles and practices, including critical accounting policies, and major changes in auditing and accounting principles and practices suggested by the outside auditor, internal auditor or management; and
- Consult with the outside auditor and management concerning the Company's internal controls, including any significant deficiencies and significant changes in internal controls, and review management's and the outside auditor's reports on internal control over financial reporting.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately follows this report. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended October 2, 2011.

SUBMITTED BY THE COMPENSATION COMMITTEE

John P. Derham Cato
James E. S. Hynes
Anna Spangler Nelson
William C. Warden, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Despite the challenging global economic and regulatory environment, the Company delivered strong financial results in Fiscal 2011. Subsequent to Fiscal 2011, in November 2011 the Company sold its American & Efird business ("A&E"), the Company's textile subsidiary. As a result, the Company's Fiscal 2011 results related to A&E were reported as discontinued operations. The Company reported earnings from continuing operations for Fiscal 2011 of $111.5 million, or $2.28 per diluted share, an increase from $98.7 million, or $2.03 per diluted share, for Fiscal 2010. Consolidated net income was $91.2 million, comprised of the $111.5 million in earnings from continuing operations, $16.2 million in earnings from discontinued operations and a loss on sale of discontinued operations of $36.5 million (net of tax benefits). The Company also generated net sales of $4.29 billion for Fiscal 2011, a 4.5 percent increase in net sales from Fiscal 2010, attributable to new store activity and comparable store sales increases. Comparable store sales increased by 3.27% for Fiscal 2011. The Company's subsidiaries achieved their operating profit targets for Fiscal 2011.

Based on a comprehensive performance assessment of the Company's financial results, and combined with a review of the economic environment and competitive trends, the Compensation Committee made the following decisions for the four named executive officers listed in the Summary Compensation Table for 2011, which we refer to as "NEOs":

- Base salaries increased for each NEO, due to the Company's and its subsidiaries' meeting Fiscal 2010 performance targets, the relative success of each NEO in achieving his applicable individual performance goals, and the discontinuation of certain perquisites historically provided to the NEOs, all as described in more detail below.
- Fiscal 2011 annual cash plan incentive awards were granted to NEOs based upon the respective Fiscal 2011 operating results of the Company and its subsidiaries and as computed in accordance with the respective bonus formulas approved by the Compensation Committee.
- The Compensation Committee granted long-term incentive awards covering 35,000 shares of Common Stock to Mr. Dickson and covering an aggregate of 41,500 shares of Common Stock to the other NEOs.

For Fiscal 2011, Mr. Dickson received total compensation of $3,371,225, reflecting strong Company and individual performance in Fiscal 2011. Mr. Dickson's total compensation reflects the role he plays in establishing the Company's strategic agenda and long-range plan, overseeing the management and execution of the Company's day-to-day operations and leading the Company in a challenging global economic and regulatory environment. Although his compensation is determined using the same methodology as used for each of the other NEOs, Mr. Dickson's compensation is higher than the compensation paid to any of the other NEOs as his responsibilities and obligations at the Company are greater than those of any of the other NEOs.

Each of the other NEOs received total compensation in Fiscal 2011 as follows: Mr. Woodlief, $1,963,597, Mr. Morganthall, $1,944,092 and Mr. Jackson, $1,384,612. The compensation paid to these NEOs reflects the relative performances of the Company or subsidiary for which these officers were responsible during Fiscal 2011, as well as individual performance. As of the sale of A&E, Mr. Jackson, A&E's President, was no longer an employee of the Company or its subsidiaries.

During Fiscal 2011, the Compensation Committee made minimal changes to the compensation programs, other than the modification of the perquisites provided to NEOs as described below. Minor adjustments were made to the cash incentive plans and bonus amounts to address the economic environment and projected performance. No changes were made to the overall design of the long-term incentive portion of compensation.

Executive Compensation Philosophy

The primary objective of the Company's executive compensation program is to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Accordingly, the Company's executive compensation program encourages management to produce strong financial performance by tying corporate and individual performance to compensation levels. The Company's executive compensation program consists generally of annual base salary, annual cash incentive bonuses, long-term equity incentive compensation, such as stock options, restricted stock and performance share grants, and other benefits.

The Company's practice is to provide incentives through its compensation program that promote both the short-term and long-term financial objectives of the Company and its subsidiaries. Achievement of short-term objectives is rewarded through base salary and annual cash incentive bonuses, while long-term equity incentive awards encourage management to focus on the Company's long-term goals and success. Both annual cash incentive bonuses and a substantial portion of long-term equity incentive compensation are performance-based. These incentives are based on financial objectives of importance to the Company, including operating profit percentage and net operating profit after tax return on invested capital. The Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company and its subsidiaries, as applicable. The percentage of an executive's compensation that is tied to performance increases as the Company's profit performance and rate of return increases.

Compensation Setting Process

The Compensation Committee is responsible for setting total compensation for executives of the Company and for overseeing the Company's various executive compensation plans and the overall management of the compensation program. Periodically, the Compensation Committee obtains independent and impartial advice from external compensation consulting firms and industry surveys and resources in executing its responsibilities. For Fiscal 2011, the Compensation Committee engaged Mercer to act as its independent compensation consultant with respect to equity grant compensation. For additional information regarding the role of Mercer and its affiliates, see "Committees of the Board of Directors — Compensation Committee" above. The Compensation Committee also referenced other market information the Compensation Committee considered relevant.

The Compensation Committee considers various published broad-based third party surveys of the annual compensation of wholesale and retail food companies as well as other retail companies including drug store, convenience, mass merchandising and specialty retail (the "Compensation Surveys"). The companies surveyed in the Compensation Surveys generally include (i) companies that operate in the specific industries in which the Company operates, (ii) regional companies that are comparable in size to the Company and (iii) other companies with which the Company believes it competes for its top executives. For example, one survey covers 189 companies in the retail sector including big box stores, grocery, drug and convenience stores, outlet stores, restaurants, department and specialty stores, while a second survey covers 104 companies in the retail sector, and a third survey covers 35 wholesale and retail food companies. The Compensation Surveys generally provide information on what companies paid their executives in terms of base salary and annual incentives, the target annual compensation the executives could have received upon attainment of certain goals, the value and composition of long term incentives companies granted to executives, and long term incentives and annual incentives as a percentage of base salary. While the Compensation Committee believes the Compensation Surveys are valuable, it does not use the Compensation Surveys as a benchmark to set executive compensation. The Compensation Committee does not believe it is appropriate to tie executive compensation directly to the compensation awarded by other companies or to a particular survey or group of surveys. Instead, the purpose of the Compensation Surveys, and the manner in which it was used by the Compensation Committee, was to provide a general understanding of current compensation practices and trends of similarly situated companies. The Compensation Surveys contain high-level analyses and are compiled from information from a number of companies. The Compensation Committee uses the Compensation Surveys as a tool to compare the overall compensation of its own executives to the executives of other companies in similar sectors. No specific compensation decision for any individual was based on or justified by any Compensation Survey.

In its annual review of executive compensation, the Compensation Committee meets with the Company's Chief Executive Officer with regard to the compensation packages of the Company's executive officers other than the Chief Executive Officer. The Chief Executive Officer recommends any compensation adjustments for these officers to the Compensation Committee for its review, with changes in compensation being based upon the individual's performance, the performance of the Company or its subsidiaries, as applicable, and the individual's level of responsibility. The Compensation Committee accepts, rejects or modifies the Chief Executive Officer's recommendations at its discretion. The Compensation Committee then makes a recommendation to the independent directors for their approval. The Compensation Committee, along with the Chairman of the Corporate Governance & Nominating Committee, performs the annual evaluation of the Chief Executive Officer. The compensation for the Chief Executive Officer is approved by the independent directors upon the recommendation of the Compensation Committee.

At the 2011 Annual Meeting of Shareholders, the Shareholders provided an advisory vote with 98% of the votes cast approving the compensation of the Company's named executive officers for Fiscal 2010 (the "Advisory Vote"). Subsequently, in its meeting held in November 2011 the Compensation Committee considered the results of the Advisory Vote in determining compensation policies and decisions of the Company. The Advisory Vote affected the Company's executive compensation decisions and policies by reaffirming the Company's pay-for-performance philosophy, and the Compensation Committee will continue to use this philosophy and past practice in determining future compensation decisions.

Elements of Compensation

Annual Cash Compensation. The Company's annual cash compensation for its executives consists of base salary and cash incentive bonuses.

The total annual cash compensation levels of the respective executives reflect the varying duties and responsibilities of each individual executive's position with the Company or a subsidiary, as appropriate, with consideration given to the executive's individual performance and the relative size and complexity of each business unit, as well as the unit's relative contribution to the consolidated financial condition and results of operation of the Company. As a general rule, the total annual cash compensation of executives employed by the Company is somewhat higher than cash compensation for executives of the subsidiary companies, primarily due to the higher level of responsibilities of the holding Company executives for the Company's total performance.

For Fiscal 2011, base salaries of the NEOs were reviewed and, on average, increases of 9.0% were provided. Base salary increases were based on the Compensation Committee's determination to discontinue certain perquisites as described below, and each NEO's achievement of personal performance objectives and corporate operating results during Fiscal 2011. The corporate operating results considered were primarily return on invested capital during the fiscal year calculated as net operating profit after tax divided by invested capital at the beginning of the fiscal year ("NOPAT Return") and operating margins at each of the Company's subsidiaries. The personal performance objectives vary for each NEO as described in specific detail below, and were primarily tied to the performance of the operating company by which such NEO was employed (i.e., the Company, Harris Teeter, Inc. ("Harris Teeter"), the Company's supermarket subsidiary, or A&E, the Company's textile subsidiary during Fiscal 2011) for the prior year, Fiscal 2010. No particular weight was assigned to any particular performance goal, and the personal performance objectives considered by the Compensation Committee may from year to year change, depending on the needs of the Company. The Chief Executive Officer meets with the Compensation Committee and presents a set of personal objectives for the Compensation Committee to consider. After discussion, the Compensation Committee approves the personal objectives for the Chief Executive Officer. For all NEOs other than the Chief Executive Officer, the performance objectives are generally discussed between the respective NEO and the Chief Executive Officer, who then reviews them with the Compensation Committee. The Compensation Committee does not determine the NEOs base salaries based on a formula or targeted performance.

Based upon the recommendations of management relating to management's expectations for Fiscal 2011 as well as the foregoing factors, the Compensation Committee determined to increase the base salaries of the NEOs for Fiscal 2011 as detailed in the Base Salary Adjustment table below. The target corporate operating results and individual performance objectives for the NEOs from the prior year, Fiscal 2010, that were used to determine the base salaries for Fiscal 2011 were as follows:

- For Mr. Dickson, the Fiscal 2010 target corporate operating results were achieving sales at Harris Teeter of $4.11 billion (actual $4.10 billion) and operating profit of $164.5 million (actual $181.6 million), and sales at A&E of $251 million (actual $301.1 million) and operating profit of $3.95 million (actual

$19.5 million). The Fiscal 2010 performance objectives for Mr. Dickson included: on a consolidated Company basis, selling the Company's equity share in a foreign investment company; at Harris Teeter, opening 13 new stores and completing 2 major store remodelings, achieving a variety of specific productivity, cost savings and operational goals and achieving positive same store sales of 0.5%; and at A&E, increasing global market share and integration of recent acquisitions and consolidations at A&E. During Fiscal 2010, the Company sold its interest in the foreign investment company; Harris Teeter opened 13 new stores, and completed the major remodeling of 2 stores, and achieved productivity, cost savings and operational goals, but did not achieve the stated positive same store sales goals at Harris Teeter; and A&E increased global market share and made progress on the growth and integration of recent acquisitions and consolidations.

- For Mr. Woodlief, the Fiscal 2010 target corporate operating results were achieving sales at Harris Teeter of $4.11 billion (actual $4.10 billion) and operating profit of $164.5 million (actual $181.6 million), and sales at A&E of $251 million (actual $301.1 million) and operating profit of $3.95 million (actual $19.5 million). The Fiscal 2010 performance objectives for Mr. Woodlief included selling the Company's equity share in the foreign investment company, developing, overseeing and improving banking relationships, investor relations, financial planning, risk management practices, employee and executive benefit programs, investment banking relationships, accounting and financial controls in an effective and cost-efficient manner at both corporate and subsidiary levels, designing and maintaining corporate governance and compliance programs, and effectively coordinating with the audit committee and the outside auditors.
- For Mr. Morganthall, the Fiscal 2010 target corporate operating results were achieving sales at Harris Teeter of $4.11 billion (actual $4.10 billion) and operating profit of $164.5 million (actual $181.6 million). The Fiscal 2010 performance objectives for Mr. Morganthall included opening 13 new stores and completing 2 major store remodelings at Harris Teeter, achieving positive same store sales of 0.5%, and identifying cost savings in product cost and operating and corporate costs at Harris Teeter. During Fiscal 2010, Harris Teeter opened 13 new stores and closed 3 stores, and completed the major remodeling of 2 stores, and made progress toward identifying cost savings. However, Harris Teeter did not achieve the stated positive same store sales goal.
- For Mr. Jackson, the Fiscal 2010 target corporate operating results were achieving sales at A&E of $251 million (actual $301.1 million) and operating profit of $3.95 million (actual $19.5 million). The Fiscal 2010 performance objectives for Mr. Jackson included achieving profitability in the U.S. through continued cost reductions, and expanding market share and profitability in China and India. In Fiscal 2010, A&E achieved those performance objectives.

2011 Base Salary Adjustment

Name	Fiscal 2010 Base Salary ($)	Fiscal 2011 Base Salary ($)	Increase ($)	Increase (%)
Dickson	620,000	682,000	62,000	10.0
Woodlief	435,000	472,500	37,500	8.6
Morganthall	452,500	482,000	29,500	6.5
Jackson	295,000	328,000	33,000	11.2

Annual cash incentive plan awards ("Incentive Bonuses") are provided to the NEOs through the Ruddick Corporation Cash Incentive Plan (the "Cash Incentive Plan"), which was approved by the shareholders at the Annual Meeting of Shareholders held on February 15, 2007. Awards under the Cash Incentive Plan link incentive pay to achievement of predetermined, objective performance goals. The Compensation Committee awards potential Incentive Bonuses to the NEOs based upon each such NEO's level of responsibility within the Company or at the operating subsidiary, and the attainment of that potential compensation is based upon the performance of the Company or such operating subsidiary. In particular, the Compensation Committee has set forth performance metrics for the Company, Harris Teeter and A&E based on information which the Compensation Committee deems most important to determining the performance of such entities. The footnotes to the 2011 Cash Incentive Plan

Awards table identify the different performance metric thresholds which the NEOs would be required to meet in order to earn an Incentive Bonus under the plan.

For Fiscal 2011, Incentive Bonuses for executives employed directly by the holding Company were based on NOPAT Return. With respect to an executive officer employed directly by Harris Teeter or A&E, the Incentive Bonus was based on operating profit margin for Harris Teeter or NOPAT Return for A&E. Generally, if the Company or a subsidiary, as applicable, achieves the predetermined minimum goals, which are approved by the Compensation Committee, executives are paid a predetermined percentage of their base salary as their Incentive Bonus. The percentage of base salary payable as Incentive Bonus increases as the operating profit margin or NOPAT Return increases relative to the predetermined performance goal. The Compensation Committee has the discretion to eliminate or reduce the Incentive Bonus payable to any or all of the NEOs in accordance with the Cash Incentive Plan.

The Compensation Committee uses NOPAT Return and operating profit margin as performance measures for the Company and its operating subsidiaries because the Compensation Committee believes these measures are appropriate determinates of the Company's and its operating subsidiaries' success. NOPAT Return is a measure by which the Compensation Committee is able to determine the Company's return on total invested capital (for all investors, including shareholders and debt holders). NOPAT Return effectively adjusts for the financing of a company and is a better measure of the operational performance of the business. By using NOPAT Return the Compensation Committee is able to determine the on-going operational success of the Company or A&E, as applicable. Operating profit margin is a measurement of what proportion of a company's revenue is remaining after paying for all operating costs, specifically excluding financing costs. Operating profit margin provides a measure of how much a company earns (before interest and taxes) on each dollar of sales. If the operating profit margin is increasing, the Company is earning more per dollar of sales. In addition, the Compensation Committee has chosen these performance measures because the Compensation Committee believes these measures are used by third parties, such as investment banks, analysts and lenders, to judge the performance of the Company, its operating subsidiaries and their competitors, and these performance measures are utilized by the Company and its operating subsidiaries when evaluating their performance against their peers. Further, these measures are used to compensate various other employees at the Company and its operating subsidiaries.

The following table describes the threshold and actual Incentive Bonuses that were payable under the Cash Incentive Plan to each of the NEOs for Fiscal 2011. Based on the actual Fiscal 2011 performance of the Company and its subsidiaries, NEOs were eligible for and received Incentive Bonuses for Fiscal 2011 in the aggregate amount of $1,968,924. The actual Incentive Bonuses payable to the NEOs for performance in Fiscal 2011 are reflected in the following table and in the Summary Compensation Table for 2011, and additional information regarding the Cash Incentive Plan awards for Fiscal 2011 may be found below in the Grants of Plan-Based Awards Table for 2011. The difference in the potential Incentive Bonuses paid among the NEOs is reflective of the variance in the duties and responsibilities of the positions held by each NEO. This difference in potential Incentive Bonuses is influenced by the Compensation Committee's assessment of the degree to which the NEO may directly influence either the Company's business or the operating subsidiaries' business, as applicable.

2011 Cash Incentive Plan Awards

Name	Threshold Performance Metric	Threshold Incentive Bonus (% of Base Salary)	Threshold Incentive Bonus ($)	Actual Fiscal 2011 Performance	Actual Incentive Bonus (% of Base Salary)	Actual Incentive Bonus ($)
Dickson	4% NOPAT Return on Beginning Invested Capital for the Company	NA(1)	—	9.29% NOPAT Return on Beginning Invested Capital for the Company	126.96	865,867
Woodlief	4% NOPAT Return on Beginning Invested Capital for the Company	NA(2)	—	9.29% NOPAT Return on Beginning Invested Capital for the Company	105.80	499,905
Morganthall . . .	2% Operating Profit Margin for Harris Teeter	15(3)	72,300	4.45% Operating Profit Margin for Harris Teeter	76.25	367,525
Jackson	0% NOPAT Return on Beginning Invested Capital for A&E	NA(4)	—	8.21% NOPAT Return on Beginning Invested Capital for A&E	71.84	235,627

(1) An Incentive Bonus of 24% of his base salary would be earned by Mr. Dickson for each 1% NOPAT return on beginning invested capital for the Company above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(2) An Incentive Bonus of 20% of his base salary would be earned by Mr. Woodlief for each 1% NOPAT return on beginning invested capital for the Company above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(3) An Incentive Bonus of 15% of his base salary would be earned by Mr. Morganthall upon the achievement of a 2.0% operating profit margin for Harris Teeter, and an additional Incentive Bonus of 2.5% of his base salary would be earned for each 0.1% operating profit margin over 2.0% for Harris Teeter. Increments of less than 0.1% would be calculated on a pro rata basis.

(4) An Incentive Bonus of 8.75% of his base salary would be earned by Mr. Jackson for each 1% NOPAT return on beginning invested capital for A&E above 0%. Increments of less than 1% would be calculated on a pro rata basis.

Long-Term Equity Incentive Compensation. The Company's executive compensation program is intended to provide executives — who have significant responsibility for the management, growth and future success of the Company — with an opportunity to increase their ownership in the Company and thereby gain from any long-term appreciation in the Company's stock. The Company typically provides long-term equity incentive compensation to its executives through the grant of restricted stock and performance shares pursuant to its shareholder approved equity incentive plans.

Generally, the Company plans its equity incentive award grant dates well in advance of any actual grant. The timing of the Company's regular annual awards coincides with a scheduled meeting of the Board of Directors, which historically has been the first meeting of the Board of Directors in the new fiscal year. The grant date is established when the Board of Directors, acting upon the recommendation of the Compensation Committee, approves the grants and all key terms. Newly hired employees may receive equity incentive awards prior to the annual grant date upon the approval of the Compensation Committee. The Company does not coordinate the timing of equity incentive awards with the release of material non-public information.

In Fiscal 2011, the Company granted restricted stock and performance shares to a broad range of management employees of the Company and its operating subsidiaries, including the NEOs. All of the Fiscal 2011 grants were made in November 2010 and generally each employee received a grant of equal amounts of restricted stock and performance shares. The restricted stock vests 20% per year on each of the first five anniversaries of the date of the award. The performance shares entitled each recipient to receive shares of restricted stock, only upon the achievement of certain performance objectives as described herein for Fiscal 2011. Restricted stock issued in satisfaction of performance shares vests 25% per year on each of the first four anniversaries of the issuance of the restricted stock. For the NEO employed by Harris Teeter, the issuances of restricted stock from performance shares were 100% subject to Harris Teeter meeting its operating profit projections for Fiscal 2011. For executives employed by A&E, the issuances of restricted stock from performance shares were 100% subject to A&E meeting its operating profit projections for Fiscal 2011. Issuances of restricted stock from performance shares to executives employed by the Company were dependent as to 95% of their performance shares on Harris Teeter meeting its operating profit projections and as to 5% of their performance shares on A&E meeting its operating profit projections, reflecting the relative size of the operating subsidiaries. For Fiscal 2011 the operating profit projection for Harris Teeter was $172.5 million, and for A&E it was $18.5 million.

The belief of the Compensation Committee is that the equity awards incentivize employees by tying their compensation to the value of the Company's Common Stock. The performance share grants are designed to incent the broad range of management employees, including the NEOs, to achieve the annual operating profit projections which are provided to the Company's Board of Directors. During Fiscal 2011, with respect to performance share awards, the Harris Teeter executives, the A&E executives and the Company's executives earned the full amount of awards. The performance share awards for Fiscal 2011 are designed to be achievable by all of the participants in such award plans. Reference is made to the Grants of Plan-Based Awards for 2011 table for more information regarding the equity award grants.

The criteria considered by the Compensation Committee in granting restricted stock and performance shares to NEOs included level of responsibility or position with the Company or its subsidiaries, performance and length of employment. The Compensation Committee also considers the number of options, shares of restricted stock and performance shares previously granted to employees when approving new grants. The Company's equity based incentive compensation awards are intended to provide executive officers a vested interest in the long-term financial performance of the Company and closely align the interests of the shareholders and executives, with the goal of increasing shareholder value in the Company. The vesting schedule utilized for both the restricted stock and performance shares is a retention feature designed to encourage long-term employment by executives.

2011 Restricted Stock Awards

Name	Shares of Restricted Stock Awarded in FY 2011 (a)
Thomas W. Dickson	17,500
John B. Woodlief	7,500
Frederick J. Morganthall, II	8,750
Fred A. Jackson	4,500

(a) These awards of restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

2011 Performance Share Awards

Name	Maximum Shares of Restricted Stock Awardable in FY 2012, Contingent on FY 2011 Performance	Shares of Restricted Stock Awarded in FY 2012, Based on Actual FY 2011 Performance (d)
Thomas W. Dickson (a)	17,500	17,500
John B. Woodlief (a)	7,500	7,500
Frederick J. Morganthall, II (b)	8,750	8,750
Fred A. Jackson (c)	4,500	4,500

(a) 95% of award was contingent upon Harris Teeter meeting its operating profit projection for Fiscal 2011 and 5% of award was contingent upon A&E meeting its operating profit projection for Fiscal 2011.

(b) Award was contingent upon Harris Teeter meeting its operating profit projection for Fiscal 2011.

(c) Award was contingent upon A&E meeting its operating profit projection for Fiscal 2011.

(d) Once issued, these shares of restricted stock vest 25% per year on each of the first four anniversaries of the date of the issuance.

Pension Plan and Supplemental Executive Retirement Plan. NEOs participate in the Ruddick Corporation Employees' Pension Plan (the "Pension Plan"), a tax-qualified defined benefit retirement plan for eligible employees, on the same basis as other similarly situated employees. NEOs also participate in the Ruddick Supplemental Executive Retirement Plan (the "SERP"), which is an unfunded excess benefit plan maintained to supplement the benefits payable to participants (generally senior officers of the Company and its subsidiaries) under the Pension Plan. SERP participants, depending on length of service and vesting requirements, can become entitled to retirement payments inclusive of assumed pension, profit sharing and social security retirement benefits up to 60% of a participant's final average earnings. See "Compensation Discussion and Analysis—Pension Plan and SERP" for a more detailed discussion of the Pension Plan and the SERP. The Company historically viewed the Pension Plan as a basic component in retaining employees; however, the Company chose to partially freeze the plan as other programs were deemed a more effective and widely utilized method to compensate and retain employees. Effective September 30, 2005, the Company's Board of Directors approved changes to the Pension Plan which prohibited participation by new employees, froze benefit accruals for certain participants, and provided transition benefits to those participants that achieved specified age and service levels on December 31, 2005. These transition benefits were provided to the majority of the Pension Plan participants as determined on the date of the freeze. Each of the Company's NEOs is entitled to these transition benefits and, as a result, the expected benefits to each under the SERP and Pension Plan were not substantially affected by the plan changes.

Deferred Compensation Plan. The Company has a deferred compensation plan, the FDP, which allows eligible participants to forego the receipt of earned compensation for specified periods of time. Each of the NEOs is eligible to participate in the FDP. Pursuant to the FDP, compensation earned by participants (which is also reported in the Summary Compensation Table for 2011) is deferred at the election of the plan participant. These deferred amounts and a Company match based upon the same formula applicable to deferrals made pursuant to the RRSP are credited to the individual's account. The value of an individual's account will increase or decrease based on the performance of the selected market investment alternatives elected by the participant of the FDP. Additional details of the FDP are included under the heading "Compensation Discussion and Analysis—Flexible Deferral Plan."

Perquisites and Other Benefits. The Company provides certain perquisites and other benefits to executive management where they generally either (i) meet the business needs of the organization, or (ii) provide a level of benefits commensurate with the group insurance plans offered to all employees to recognize limitations on wages. The Company believes that these types of benefits are highly effective in recruiting and retaining qualified executive officers because they provide the executive officer with longer term security and protection for the future. The Company believes that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive's compensation package and furthers the Company's goal of attracting, retaining and rewarding highly qualified executives. Furthermore, the Company believes that while the NEO could purchase such coverage individually, the superior purchasing power of the Company allows the Company to purchase the benefits in a more cost effective manner. The Company generally believes that perquisites have greater value to the executives than the cost to the Company to provide them, thus providing a return on the cost of providing such benefits. The Compensation Committee considers these other forms of compensation, as well as perquisites made available to executive officers, when setting annual base salary, incentive compensation and long-term incentive compensation. Additionally, the Company provides tax gross-up reimbursements to the NEOs for the value of certain of these benefits, in order to provide the NEOs with the full value of such benefits.

Perquisites. The cost of certain golf and social club memberships was historically covered for the NEOs, provided that the club membership provided for a business-use opportunity such as use of the facilities for functions and meetings, and client networking and entertainment. The country club membership reimbursements were historically grossed up for tax purposes. However, during Fiscal 2011 the Compensation Committee determined to discontinue reimbursement of such golf and social club membership dues after a review of the total compensation packages provided to the NEOs. Other perquisites are provided from time to time.

RRSP. The Company also maintains the RRSP in which executives and other employees are entitled to participate upon satisfaction of the eligibility requirements. The RRSP provides participants a specified Company match on a portion of their pay contributed to the RRSP in accordance with plan rules. The Company provides a match equal to 50% of the pay contributed to the RRSP up to 4% of pay for participants employed by the Company or Harris Teeter, subject to certain limitations. Effective January 1, 2011, the Company match for A&E participants became 25% of the pay contributed to the RRSP up to 4% of pay. The RRSP also provides eligible participants a Company-paid automatic retirement contribution. Based upon the employing company and age and service points, eligible participants will receive an annual automatic retirement contribution equal to between 1% and 5% of covered pay, subject to certain limitations.

Disability Benefits and Excess Liability Insurance. The Company generally provides income protection in the event of disability under group insurance plans for its employees. These group plans have limitations on income replacement and, as a result, highly compensated employees are not provided proportional income protection. Accordingly, alternative disability coverage is provided by the Company to certain members of executive management, including all NEOs, pursuant to the Executive Long Term Disability Plan. The amount of the premiums paid with respect to the Executive Long Term Disability Plan were grossed up for tax purposes. Beginning in Fiscal 2011, the Company began providing personal group excess liability insurance coverage to certain members of executive management, including all NEOs.

Life Insurance. The Company maintains a group universal insurance plan through the Key Employee Life Insurance Plan (the "KELIP") which provides for life insurance coverage equal to two and one-half times an executive's base salary. As part of the KELIP, the Company also makes a contribution into a cash value investment account on behalf of KELIP participants in the amount of 0%, 1.2% or 2.4% of base salary. All NEOs are in the 2.4% category. In addition, the Ruddick Corporation Executive Bonus Insurance Plan (the "EBIP") provides the Company's executives with a whole life insurance policy as to which the Company makes the premium payments while the participant is employed by the Company. The amount of the premiums paid with respect to the Executive Bonus Insurance Plan were grossed up for tax purposes. The EBIP generally requires the Company to continue premium payments on behalf of participants until age 65 if their employment is terminated within two years following a change in control. This provision is coordinated with the Change-in-Control and Severance Agreements discussed below such that, in the case of a change in control, the Company will continue EBIP premium payments for a NEO until the later of the end of the continuation period provided under the EBIP or the Change-in-Control and Severance Agreements. In Fiscal 2011, the Compensation Committee determined to increase Mr. Dickson's death benefits under EBIP by $500,000 to a total of $2.5 million, in order to more closely align his benefit as a multiple of base salary similar to other EBIP participants.

Change-in-Control and Severance Agreements. The Company entered into Change-in-Control and Severance Agreements with the NEOs during the Company's fiscal year ended September 30, 2007 ("Fiscal 2007"). Please see the discussion of the Change-in-Control and Severance Agreements contained below in "Potential Payments Upon Termination of Employment or Change in Control."

Deductibility of Compensation Expenses

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") generally limits the tax deductibility by the Company for compensation paid to the Chief Executive Officer and the other most highly compensated executive officers to $1 million per officer per year, unless it qualifies as "performance-based" compensation. To qualify as "performance-based," compensation payments must satisfy certain conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. It is the Company's current policy that, to the extent possible, compensation paid to its executive officers be deductible under Section 162(m) of the Code. In furtherance of this policy, the Board of Directors has adopted, and the shareholders have approved, the Cash Incentive Plan, the Addendum, and the 2011 Plan. The Cash Incentive Plan, the Addendum and the 2011 Plan have each been structured in a manner such that cash incentive payments and performance-based equity awards under each plan can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Code.

Summary Compensation Table for 2011

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas W. Dickson	2011	682,000	—	1,345,400	—	865,867	306,000	171,958	3,371,225
Chairman of the Board,	2010	620,000	—	667,062	—	662,160	1,804,000	139,686	3,892,908
President and Chief Executive Officer of the Company	2009	620,000	—	663,376	—	502,944	2,565,000	140,288	4,491,608
John B. Woodlief	2011	472,500	—	576,600	—	499,905	272,000	142,592	1,963,597
Vice President—Finance and	2010	435,000	—	333,532	—	387,150	728,000	139,766	2,023,448
Chief Financial Officer of the Company	2009	435,000	—	331,688	—	294,060	929,000	134,434	2,124,182
Frederick J. Morganthall, II	2011	482,000	—	672,700	—	367,525	286,000	135,867	1,944,092
President of	2010	452,500	—	333,532	—	341,638	1,245,000	118,290	2,490,960
Harris Teeter, Inc.	2009	452,500	—	331,688	—	359,738	1,785,000	114,313	3,043,239
Fred A. Jackson	2011	328,000	—	345,960	—	235,627	363,000	112,025	1,384,612
President of	2010	295,000	29,500 (6)	240,142	—	162,361	262,000	103,125	1,092,128
American & Efird (5)	2009	295,000	—	238,816	—	—	616,000	106,275	1,256,091

(1) Amounts reflect the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, related to restricted stock and performance shares granted in the fiscal year noted. The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2011, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. For more information on the actual forfeitures, if any, for each of the NEOs listed in the table during Fiscal 2011, please refer to "2011 Performance Share Awards". For more information on the outstanding shares of restricted stock held by the NEOs, please refer to "Outstanding Equity Awards at Fiscal Year-End for 2011".

(2) This column represents Incentive Bonuses paid to the NEOs. In accordance with the Securities and Exchange Commission requirements, Incentive Bonuses paid are "performance-based" and therefore are reported in the Non-Equity Incentive Plan Compensation column. As described in the "Compensation Discussion and Analysis" section, such cash incentive bonuses are paid to the NEOs when specific performance measures are achieved and the payment is approved by the Compensation Committee. These amounts were paid in November 2011 with respect to the Company's performance in Fiscal 2011.

(3) The amounts listed for Fiscal 2011 are attributable to the change in actuarial present value for the Pension Plan and the SERP from October 4, 2010 through October 2, 2011. For a discussion of the assumptions underlying this valuation, please refer to the note to the table entitled "Pension Benefits for 2011". The Company's non-qualified deferred compensation plan does not provide above-market or preferential earnings on deferred compensation, and therefore, in accordance with Securities and Exchange Commission rules, there were no changes of value attributable to nonqualified deferred compensation earnings. A change in the actuarial present value of the benefits under the Pension Plan and the SERP can occur due to changes in the discount rate. The present values of the accumulated Pension Plan and SERP benefits of Messrs. Dickson, Woodlief, Morganthall and Jackson were negatively impacted due to an increase in the discount rate from 5.05% for the Pension Plan and 4.65% in the SERP for Fiscal 2010 to 5.50% for the Pension Plan and 5.40% for the SERP for Fiscal 2011.

(4) All other compensation for each of the NEOs consists of the following:

	Thomas W. Dickson ($)	John B. Woodlief ($)	Frederick J. Morganthall, II ($)	Fred A. Jackson ($)
Executive Bonus Insurance Plan	28,303	52,858	41,052	48,519
Ruddick Retirement and Savings Plan	17,150	14,494	17,150	11,717
Ruddick Corporation Flexible Deferral Plan	21,253	4,850	11,225	—
Key Employee Life Insurance Plan	21,446	17,309	17,122	12,260
Tax Reimbursement	21,485	31,306	26,928	26,956
Executive Long Term Disability Plan	6,921	3,778	3,215	3,213
Dividends on unvested Restricted Stock Awards	37,294	17,997	19,175	9,360
Meals and Entertainment Expenses (a)	1,975	—	—	—
Aircraft Usage (a)	14,253	—	—	—
Personal Group Excess Liability Insurance (a)	1,878	—	—	—

(a) Amounts represent the incremental value of perquisites reportable under the Securities and Exchange Commission rules.

(5) Subsequent to Fiscal 2011, in November 2011 the Company sold A&E, at which point Mr. Jackson was no longer an employee of the Company or its subsidiaries.

(6) Amount represents a discretionary bonus provided to Mr. Jackson in the amount of ten percent of his base salary for the Fiscal 2010 based on A&E's operating profit achievement.

Grants of Plan-Based Awards for 2011

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Target(#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas W. Dickson					
Incentive Bonus	11/18/10	—	NA	NA	NA
Performance Shares	11/18/10	NA	17,500	NA	672,700
Restricted Stock	11/18/10	NA	NA	17,500	672,700
John B. Woodlief					
Incentive Bonus	11/18/10	—	NA	NA	NA
Performance Shares	11/18/10	NA	7,500	NA	288,300
Restricted Stock	11/18/10	NA	NA	7,500	288,300

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Target(#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Frederick J. Morganthall, II					
Incentive Bonus	11/18/10	72,300	NA	NA	NA
Performance Shares	11/18/10	NA	8,750	NA	336,350
Restricted Stock	11/18/10	NA	NA	8,750	336,350
Fred A. Jackson					
Incentive Bonus	11/18/10	—	NA	NA	NA
Performance Shares	11/18/10	NA	4,500	NA	172,980
Restricted Stock	11/18/10	NA	NA	4,500	172,980

(1) Amounts shown are estimated threshold payouts for Fiscal 2011 to the NEOs under the Cash Incentive Plan. Under the applicable performance criteria for the Company and each operating subsidiary, if the Company or operating subsidiary, as applicable, achieves the predetermined minimum goals, executives are paid a predetermined percentage of base compensation as Incentive Bonus. The percentage of base compensation payable as Incentive Bonus increases as the return or profit margin increases. The plans are discussed in greater detail in the "2011 Cash Incentive Plan Awards" table and the footnotes thereunder.

(2) Amounts shown are estimated target number of performance shares awards that were granted in Fiscal 2011, assuming Harris Teeter and A&E each meet or exceed their respective operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. For executives employed by Harris Teeter and A&E, issuances of performance shares were 100% subject to the applicable company meeting its respective operating profit projections for Fiscal 2011, while issuances to holding Company executives were dependent as to 95% on Harris Teeter meeting its operating profit projections and as to 5% on A&E meeting its operating profit projections. If performance is achieved, these performance shares will be settled by issuance of restricted stock. Once issued, 25% of these shares of restricted stock vest on each of the first four anniversaries of the date of the issuance.

(3) Represents number of shares of restricted stock granted in Fiscal 2011. The restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

(4) Represents the grant date fair value of performance shares awards or restricted stock awards, as the case may be, of such award computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2011, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. The grant date fair value for performance shares awards is based on the FASB ASC Topic 718 value of $38.44.

Outstanding Equity Awards at Fiscal Year-End for 2011

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Thomas W. Dickson	—	—	—	—	71,719	2,796,324	17,500	682,325
John B. Woodlief	—	—	—	—	34,609	1,349,405	7,500	292,425
Frederick J. Morganthall, II	—	—	—	—	36,875	1,437,756	8,750	341,163
Fred A. Jackson	6,298	—	14.385	11/20/2012	18,000	701,820	4,500	175,455
	9,000	—	16.88	11/19/2013				

(1) A vesting schedule for each unvested restricted stock award, including performance shares awards that have been settled by payment of restricted stock due to the achievement of performance goals, is included herein:

	Vesting Date	# of Shares Vesting
Thomas W. Dickson	11/15/2011	5,313
	11/16/2011	5,156
	11/18/2011	3,500
	11/19/2011	5,624
	11/20/2011	5,313
	11/15/2012	5,312
	11/18/2012	3,500
	11/19/2012	5,625
	11/20/2012	5,312
	11/18/2013	3,500
	11/19/2013	5,625
	11/20/2013	5,313
	11/18/2014	3,500
	11/19/2014	5,626
	11/18/2015	3,500
		71,719

	Vesting Date	# of Shares Vesting
John B. Woodlief	11/15/2011	2,656
	11/16/2011	2,578
	11/18/2011	1,500
	11/19/2011	2,812
	11/20/2011	2,656
	11/15/2012	2,656
	11/18/2012	1,500
	11/19/2012	2,813
	11/20/2012	2,656
	11/18/2013	1,500
	11/19/2013	2,812
	11/20/2013	2,657
	11/18/2014	1,500
	11/19/2014	2,813
	11/18/2015	1,500
		34,609
Frederick J. Morganthall, II	11/15/2011	2,813
	11/16/2011	2,812
	11/18/2011	1,750
	11/19/2011	2,812
	11/20/2011	2,813
	11/15/2012	2,812
	11/18/2012	1,750
	11/19/2012	2,813
	11/20/2012	2,812
	11/18/2013	1,750
	11/19/2013	2,812
	11/20/2013	2,813
	11/18/2014	1,750
	11/19/2014	2,813
	11/18/2015	1,750
		36,875
Fred A. Jackson	11/15/2011	900
	11/16/2011	900
	11/18/2011	900
	11/19/2011	2,025
	11/20/2011	900
	11/15/2012	900
	11/18/2012	900
	11/19/2012	2,025
	11/20/2012	900
	11/18/2013	900
	11/19/2013	2,025
	11/20/2013	900
	11/18/2014	900
	11/19/2014	2,025
	11/18/2015	900
		18,000

(2) Calculated by multiplying the unvested shares of restricted stock by the closing market price of the Company's Common Stock on September 30, 2011, the last trading day in Fiscal 2011 ($38.99) (the "Closing Market Price").

(3) Amounts shown are target number of shares of performance shares granted in Fiscal 2011, assuming Harris Teeter and A&E meet or exceed their respective operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. For executives employed by A&E, issuances of performance shares were 100% subject to A&E meeting its operating profit projections for Fiscal 2011, while issuances to holding Company executives were dependent as to 95% on Harris Teeter meeting its operating profit projections and as to 5% on A&E meeting its operating profit projections. For the NEO employed by Harris Teeter, issuance of Performance Shares was subject to Harris Teeter meeting its operating profit projections for Fiscal 2011. Once issued, these performance-based shares of restricted stock vest 25% per year on each of the first four anniversaries of the date of the issuance.

(4) Calculated by multiplying the target number of shares of performance shares by the Closing Market Price.

Option Exercises and Stock Vested for 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Thomas W. Dickson	—	—	21,168	800,026
John B. Woodlief	—	—	10,790	407,727
Frederick J. Morganthall, II	—	—	11,487	434,014
Fred A. Jackson	8,511	220,992	4,250	160,577

(1) The value realized on exercise represents: (a) the difference between the average of the high and low sale price ("Average Price") on the day of exercise and the exercise price multiplied by the number of shares acquired on exercise, in the case of stock swaps, and (b) the actual gain realized in the case of cashless sale or cashless hold exercises.

(2) The value realized represents the number of shares acquired on vesting multiplied by the Average Price on the day of vesting.

Pension Benefits for 2011(1)

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Thomas W. Dickson	Pension Plan	31	1,101,000	—
	SERP	31	7,291,000	—
John B. Woodlief	Pension Plan	12	252,000	—
	SERP	12	3,042,000	—
Frederick J. Morganthall, II	Pension Plan	25	835,000	—
	SERP	25	5,672,000	—
Fred A. Jackson	Pension Plan	34	710,000	—
	SERP	34	1,983,000	—

(1) For a discussion of the valuation methods and material assumptions applied in quantifying the present value of the current accrued benefit under each of the Pension Plan and SERP, please refer to the note entitled "Employee Benefit Plans" of the Consolidated Financial Statements included with the Company's Annual Report on Form 10-K for the year ended October 2, 2011.

(2) "Present Value of Accumulated Benefit" assumes the value of the benefit as of October 2, 2011 and assumes that the NEO will wait to receive any benefit thereunder until the NEO would have attained an age where such NEO would receive an unreduced benefit amount under such benefit plan.

Pension Plan. The Pension Plan is a tax-qualified defined benefit retirement plan for eligible employees. Effective October 1, 2005 the Pension Plan was amended to limit participation in the Pension Plan to eligible employees of the Company and its subsidiaries who were employed on September 30, 2005. All of the NEOs are participants in the Pension Plan. Contributions to the Pension Plan are determined annually by the Retirement Plan Committee, the named fiduciary, based upon an analysis and recommendation from actuarial consultants who estimate the Plan's total obligation to participants. For participants with age and service points as of December 31, 2005 equal to or greater than 45, their benefit accruals under the Plan after September 30, 2005 will be offset by the actuarial equivalent of the portion of their account balance under the RRSP that is attributable to automatic retirement contributions made by the Company after September 30, 2005, plus earnings and losses on such contributions. All NEOs had 45 points or more as of December 31, 2005. A participant's normal annual retirement benefit under the Pension Plan at age 65 is an amount equal to 0.8% (and through the Company's sale of A&E in November 2011, 0.6% for employees of A&E) of the participant's final average earnings multiplied by years of service at retirement, plus 0.6% of the participant's final average earnings in excess of Social Security covered compensation multiplied by the number of years of service up to a maximum of thirty-five years. A participant's final average earnings is the average annual cash compensation paid to the participant during the plan year, including salary, incentive compensation and any amount contributed to the RRSP, for the five consecutive years in the last ten years that produce the highest average. Subsequent to Fiscal 2011, as of the Company's sale of A&E in November 2011, A&E employees were no longer participants in the Pension Plan.

SERP. The Company also maintains the SERP. The SERP covers certain senior executive employees of the Company and participating subsidiaries, including the NEOs, as designated by its administrative committee. Under the SERP, participants who retire at normal retirement age (60) receive monthly retirement benefits equal to between 55% and 60% of the participant's final average earnings times the participant's accrual fraction and reduced by the participant's (1) assumed Pension Plan Retirement Benefit, (2) assumed Social Security Benefit and (3) assumed profit sharing plan retirement benefit, if any. The final average earnings are the average annual earnings during the highest 3 calendar years out of the last 10 calendar years preceding termination of employment for all executives, other than the executives of A&E, for whom the final average earnings are the average of the 3 highest calendar years earnings during their employment. The accrual fraction is a fraction, the numerator of which is the years of credited service, the denominator of which is 20, and which may not exceed 1.0. The benefits payable under the SERP are payable for the participant's lifetime with an automatic 75% survivor benefit payable to the participant's surviving eligible spouse for his or her lifetime. Participants are eligible to receive an early retirement benefit upon termination of employment, other than on account of death, after attaining age 55 and completing 10 years of credited service. The amount of early retirement benefit is the monthly retirement benefit reduced by 0.4167% for each month by which payment begins before normal retirement age. Subsequent to Fiscal 2011, as of the Company's sale of A&E in November 2011, accrued SERP benefits of participants who were A&E employees were frozen.

Non-Qualified Deferred Compensation for 2011

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings (loss) in Last Fiscal Year ($)	Aggregate Withdrawals and/or Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Thomas W. Dickson	33,000	21,253	(2,891)	—	259,658
John B. Woodlief	—	4,850	(6,252)	—	77,345
Frederick J. Morganthall, II	20,000	11,225	(1,493)	—	208,762
Fred A. Jackson	—	—	—	—	13,896

Flexible Deferral Plan. The FDP is an unfunded, excess benefit plan that provides certain highly compensated employees, including the NEOs, the opportunity to defer the receipt and taxation on a portion of their annual compensation. The purpose of the FDP is to allow deferral of a portion of the participants' annual base salary and

Incentive Bonus and to supplement the benefits under the tax-qualified retirement plans to the extent that such benefits are curtailed by the application of certain limits imposed by the Code (e.g., Code Section 402(g) and Code Section 414 limitations). During Fiscal 2011, eligible employees were permitted to defer up to 50% of their base salary and up to 90% of their Incentive Bonus payment in the FDP. Cash compensation is eligible for deferral unless prohibited under Code Section 409A, subject to plan limits. Plan participants may choose deemed investments in the FDP that represent choices that span a variety of diversified asset classes. No contributions may be used to purchase the Common Stock. Participants make an election for each year's deferral election regarding the timing of plan distributions, subject to limitations under the plan and Code Section 409A. A participant may elect up to five (5) in-service accounts and one (1) retirement account for payment of deferral contributions, subject to plan limitations. Each in-service account will be paid in accordance with the respective election in lump-sum or installments and in the year elected, subject to restrictions imposed by Code Section 409A. The FDP also allows for an in-service withdrawal for an unforeseeable emergency based on facts and circumstances that meet Internal Revenue Service and plan guidelines. The Company uses a non-qualified trust to purchase and hold the assets to satisfy the Company's obligation under the FDP, and participants in the FDP are general creditors of the Company in the event the Company becomes insolvent.

Potential Payments Upon Termination of Employment or Change in Control

After reviewing market trends, including information prepared by a consultant, the Company entered into Change-in-Control and Severance Agreements with the NEOs during Fiscal 2007. The Company determined to enter into the Change-in-Control and Severance Agreements with the NEOs because the Company believed that these agreements would ensure that the NEOs were incentivized to achieve the greatest possible return for the Company's shareholders, including through a potential change in control transaction, irrespective of a loss of their own position in connection with such a transaction. During Fiscal 2007 the Compensation Committee was presented data that a majority of public companies surveyed by the compensation consultant entered into similar agreements with their executives. A second goal of the Compensation Committee in entering into the Change-in-Control and Severance Agreements was to aid in the retention of the Company's NEOs and to give them protections and benefits similar to executives at other companies. The Compensation Committee also considered the cost to the Company of replacing the NEOs in the event of a change in control. The Compensation Committee and the Company believed it was important for the Change-in-Control and Severance Agreements to contain provisions which would prohibit the NEOs from competing against the Company or soliciting the Company's employees or clients following their termination, other than following a change in control. These provisions protect the Company from any such actions by tying the benefits the NEO would receive upon such termination of employment, to the continued adherence to the agreement.

The Compensation Committee considered the information contained in the study and asked the consultant to provide a recommendation concerning the terms of such change in control and severance agreements provided by such companies. The consultant recommended that the Company enter into agreements with the NEOs on terms substantially similar to those contained in the executed agreements. Based on the consultant's recommendations and the data contained in the consultant's study the Compensation Committee determined that the terms of the Change-in-Control and Severance Agreements were appropriate for the NEOs. The Compensation Committee presented those terms to the NEOs, and the NEOs accepted the terms as presented.

The Change-in-Control and Severance Agreements are effective until the termination of the NEO's employment with the Company, or until terminated by written agreement between the Company and the NEO.

Mr. Jackson's employment with the Company ended upon the sale of A&E in November 2011, subsequent to the end of Fiscal 2011. The sale of A&E did not constitute a triggering event under the Change-in-Control and Severance Agreement with Mr. Jackson. In connection with the sale, however, the Company and Mr. Jackson entered into a written agreement terminating the Change-in-Control and Severance Agreement applicable to Mr. Jackson as of the closing date of the sale, November 7, 2011, pursuant to which written agreement Mr. Jackson waived any right to receive benefits under such agreement. However, in accordance with Securities and Exchange Commission requirements, the remainder of the discussions below in "Potential Payments Upon Termination of Employment or Change in Control" include hypothetical payments with respect to Mr. Jackson.

Under the terms of the Change-in-Control and Severance Agreements, a NEO is entitled to severance benefits only if the NEO's employment is terminated by the Company prior to a "change in control" (as defined below) transaction or after twenty-four (24) months following a "change in control" transaction. The following is a summary of the severance benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements:

- For Messrs. Dickson and Woodlief, a single lump sum payment in an amount equal to (i) if terminated other than for "cause" (as defined below), death or disability, two (2) times the sum of his annual base salary plus the greater of (a) his "severance accrued bonus" (as defined below) or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".
- For Messrs. Morganthall and Jackson, a single lump sum payment in an amount equal to (i) if terminated other than for "cause", death or disability, one and one-half (1.5) times the sum of his annual base salary plus the greater of (a) his "severance accrued bonus" or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".

The following is a summary of the change in control benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements if the NEO's employment terminates at any time within twenty-four (24) months following a "change in control" transaction:

- For Messrs. Dickson and Woodlief, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason" (as defined below), a single lump sum payment in an amount equal to 2.99 times the sum of his annual base salary plus the greater of (a) his "CIC accrued bonus" (as defined below) or (b) his "CIC average prior bonus payments" (as defined below), and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason" the pro-rated portion of his "CIC prorated bonus" (as defined below). This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.
- For Messrs. Morganthall and Jackson, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason", a single lump sum payment in an amount equal to 2.5 times the sum of his annual base salary plus the greater of (a) his "CIC accrued bonus", or (b) his "CIC average prior bonus payments" and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason", a pro-rated portion of his "CIC prorated bonus". This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.

In the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", or by the NEO for "good reason", such NEO is also entitled to a payment of a bonus under an equity incentive plan based upon the Company's actual performance up to the date of termination of such NEO's employment. This bonus shall be the shares, or the cash equivalent, of the performance shares that were awarded to the NEO, subject to the achievement of certain performance criteria, prior to the termination of the NEO's employment. The shares received shall be fully vested.

In addition, in the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", death or disability, or by the NEO for "good reason", each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a period of time following a termination within 24 months of "change in control". The period of continued benefits shall be 36 months for Messrs. Dickson and Woodlief and 30 months for Messrs. Morganthall and Jackson. Alternatively, each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a different period of time following a termination before a "change in control" or more than 24 months after a "change in control". The period of continued benefits shall be 24 months for Messrs. Dickson and Woodlief and 18 months for Messrs. Morganthall and Jackson. A NEO may elect to waive these benefits and in lieu thereof receive a single lump sum payment, equal to the Company's costs in providing such benefits, including any related tax gross-up, if applicable.

If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the NEO may be entitled to receive an additional payment or "gross up" to ensure that their severance payments are kept whole as follows:

- For Messrs. Dickson and Woodlief, there is an unconditional gross-up to cover 280G excise tax, but not ordinary tax obligations;
- For Messrs. Morganthall and Jackson, there is a conditional gross-up to cover 280G excise tax, but not ordinary tax obligations. The "change in control" benefit payments for Messrs. Morganthall and Jackson are capped at the 280G threshold if the safe harbor is exceeded by 10% or less (the "280G Cap").

When used in the Change-in-Control and Severance Agreements, "severance accrued bonus" means an amount based upon the current bonus schedule provided in the Cash Incentive Plan, calculated (i) utilizing the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief; (ii) utilizing A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson; or (iii) utilizing operating profit margin of Harris Teeter in the case of Mr. Morganthall, for the cumulative fiscal period-to-date as of the end of the most recent fiscal quarter ending on or before such NEO's termination.

When used in the Change-in-Control and Severance Agreements, "CIC accrued bonus" means a bonus payment based upon the current bonus schedule provided in the Cash Incentive Plan, calculated utilizing (a) the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief; (b) A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson; or (c) operating profit margin of Harris Teeter for Mr. Morganthall, for the fiscal period-to-date as of the most recent fiscal quarter ending on or before either: (1) the date of such NEO's termination or (2) the date of the "change in control" transaction; provided that the date which shall be used shall be the date that produces the greater payment to the NEO.

When used in the Change-in-Control and Severance Agreements, "CIC average prior bonus payments" means the greater of the average of a NEO's total bonus payments for the prior three full fiscal years ending (1) on or before such NEO's termination or (2) on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "CIC prorated bonus" means a bonus payment calculated utilizing (a) the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief; (b) A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson; or (c) operating profit margin of Harris Teeter for Mr. Morganthall, calculated for the portion of the fiscal year period to date as of the most recent fiscal quarter ending on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "cause" means the termination of the NEO due to (a) fraud; (b) embezzlement; (c) conviction or other final adjudication of guilt of the NEO of any felony; (d) a material breach of, or the willful failure to perform and discharge such NEO's duties, responsibilities and obligations under their Change-in-Control and Severance Agreement; (e) any act of moral turpitude or willful misconduct intended to result in personal enrichment of the NEO at the expense of the Company, or any of its affiliates or which has a material adverse impact on the business or reputation of the Company or any of its affiliates; (f) intentional material damage to the property or business of the Company; or (g) gross negligence. The determination of "cause" under (d), (e), (f) and (g) shall be made by the Board of Directors in its reasonable judgment.

When used in the Change-in-Control and Severance Agreements, "good reason" shall mean the termination by the NEO of the NEO's employment with the Company within the two (2) year period following a "change in control" which is due to (i) a material diminution of responsibilities, or working conditions, or duties, or in the case of Messrs. Dickson and Woodlief, ceasing to be the Chief Executive Officer or Chief Financial Officer, respectively, of a publicly traded company; (ii) a material diminution in base salary or potential incentive compensation; (iii) a material negative change in the terms or status of the Change-in-Control and Severance

Agreement; or (iv) a forced relocation of the NEO outside of a 30 mile radius of the intersection of the Trade and Tryon Streets in Charlotte, North Carolina.

When used in the Change-in-Control and Severance Agreements, a "change in control" means a "change in ownership", a "change in effective control", or a "change in the ownership of substantial assets" of a corporation as generally described in Treasury Regulation Section 1.409A-3(i)(5) and as specifically described in the Change-in-Control and Severance Agreements.

Pursuant to the Change-in-Control and Severance Agreements, except in the event the NEO's employment terminates following a "change in control", each NEO has agreed that during the term of the Change-in-Control and Severance Agreements and for a period of 24 months thereafter, the NEO shall not directly or indirectly enter into an employment relationship or a consulting arrangement (or other economically beneficial arrangement) with any competitor of the Company, as defined in each NEO's respective Change-in-Control and Severance Agreement. In addition, each NEO has agreed not to solicit, induce or attempt to induce any employee of the Company to leave the employ of the Company or to solicit or induce or attempt to induce or interfere with the relationship between any customer, supplier, or other person or entity in a business relation with the Company during the same period.

Furthermore, under the terms of the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), in the event of a change in control of the Company, as defined in the 2002 Plan, if all options or restricted stock are not converted, assumed, or replaced by a successor, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse and all restricted stock shall become deliverable, unless otherwise provided in any award agreement or any other written agreement entered into with a NEO. The options shall remain exercisable for the remaining term of such option. Under the terms of the 2011 Plan, the committee established to administer such plan may grant certain awards that provide that restrictions will lapse upon, among other things, the occurrence of a change in control, as defined in the 2011 Plan. As of the end of Fiscal 2011, no awards had been granted under the 2011 Plan.

Accrued and Vested Benefits. Each of the NEOs has accrued various benefits under the Company's compensation programs and retirement and other broad-based employee benefit plans. Many of these benefits and awards are fully vested and each of the NEOs would receive all of their vested benefits and awards in the event that their employment with the Company ends for any reason, including termination by the Company.

The table herein summarizes the accrued and vested benefits that each of the NEOs would be entitled to, assuming termination by the NEO from the Company on October 2, 2011, not related to a "change in control" transaction and not due to death or disability.

	Thomas W. Dickson ($)	John B. Woodlief ($)	Frederick J. Morganthall, II ($)	Fred A. Jackson ($)
Vested SERP (1)	7,674,000	3,042,000	5,672,000	1,983,000
Vested Pension Benefit (1)	1,101,000	282,000	835,000	769,000
Vested Deferred Compensation Balance	259,658	77,345	208,762	13,896
Vested Stock Options (2)	—	—	—	353,952

(1) The amount for the SERP and Pension Benefit represents the actuarial present value of the benefit payable immediately.

(2) Incentive Stock Options and Non-qualified Stock Options (together "Stock Options") granted prior to 2003 terminate immediately upon termination of employment, and thus would have to be exercised upon termination of employment. Stock Options granted in or after 2003 are exercisable for three (3) months after termination of employment, other than for cause. For the purpose of this table, it is assumed that all vested Stock Options are exercised on the last business day on or before October 2, 2011, and the value of such vested Stock Options is calculated by multiplying the number of options by the difference between the exercise price and the Closing Market Price.

Death. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their death occurred on October 2, 2011.

	Thomas W. Dickson ($)	John B. Woodlief ($)	Frederick J. Morganthall, II ($)	Fred A. Jackson ($)
Incentive Bonus Payments	865,867	499,905	367,525	235,627
Accelerated Equity Awards (1)	3,523,258	1,662,884	1,801,732	888,525
Accelerated (Reduced) SERP	(2,035,000)	(817,000)	(1,706,000)	(617,000)
Accelerated (Reduced) Pension Benefit	(598,000)	(170,000)	(475,000)	(443,000)

(1) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards and performance share awards is calculated by multiplying the number of accelerated shares by the Average Price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

Disability. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their disability occurred on October 2, 2011.

	Thomas W. Dickson ($)	John B. Woodlief ($)	Frederick J. Morganthall, II ($)	Fred A. Jackson ($)
Incentive Bonus Payments	865,867	499,905	367,525	235,627
Accelerated Equity Awards (1)	3,523,258	1,662,884	1,801,732	888,525
Accelerated SERP (2)	1,869,000	—	—	—
Accelerated (Reduced) Pension Benefit	(589,000)	(30,000)	(292,000)	(59,000)

(1) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards and performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

(2) Mr. Dickson is the only NEO not currently eligible for the full Plan benefit.

Termination Without Cause. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their termination by the Company on October 2, 2011, prior to a "change in control" or more than twenty-four (24) months following a "change in control" other than for "cause", death, or disability.

	Thomas W. Dickson ($)	John B. Woodlief ($)	Frederick J. Morganthall, II ($)	Fred A. Jackson ($)
Severance Benefit (1)	3,095,734	1,944,810	1,274,288	845,441
Incentive Bonus Payments (2)	865,867	499,905	367,525	235,627
Accelerated Equity Awards (3)	3,523,258	1,662,884	1,801,732	888,525
Health and Welfare Benefits (4)	172,870	229,492	140,043	148,188

(1) The value of the severance benefit is calculated in accordance with and payable under the terms of each NEO's Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms each NEO's Change-in-Control and Severance Agreement.

(2) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock and performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

(4) This represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each NEO under the terms of such NEO's Change-in-Control and Severance Agreement.

Termination Following a Change in Control or Resignation For Good Reason. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their termination occurred on October 2, 2011 concurrent with a "change in control" transaction.

	Thomas W. Dickson ($)	John B. Woodlief ($)	Frederick J. Morganthall, II ($)	Fred A. Jackson ($)
Change In Control Benefit (1)	4,628,122	2,907,491	2,123,813	1,409,068
Incentive Bonus Payments (2)	865,867	499,905	367,525	235,627
Accelerated and Additional Portion of SERP Benefits (3)	2,572,000	1,470,000	143,000	67,000
Accelerated Equity Awards (4)	3,523,258	1,662,884	1,801,732	888,525
Health and Welfare Benefits (5)	525,404	395,795	387,287	297,631
Excise Tax (280G) Gross-up	3,763,058	2,105,117	—	832,093

(1) The value of the Change in Control Benefit is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(3) The value of the accelerated and additional portion of SERP Benefits reflects accelerated commencement of benefit payments without accrued benefit reduction and additional service accrual for all NEOs, and it is valued using the discount rate and method prescribed for the 280G calculations.

(4) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock and performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

(5) The value of the health and welfare benefits represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each NEO under the terms of their Change-in-Control and Severance Agreement.

Compensation Policies and Practices as they Relate to Risk Management

As previously discussed, the Company's compensation policies and practices for its employees are designed to attract and retain highly qualified and engaged employees, and to minimize risks that would have a material adverse effect on the Company. In addition the Company's compensation policies and practices seek to align the interests of management with those of the Company's shareholders. The Company believes its incentive compensation programs are appropriately balanced between value created indirectly by the performance of the Common Stock and payments resulting from the achievement of specific financial performance objectives. The Compensation Committee considers risks arising from the Company's employee compensation policies and practices and has concluded that any risks from such policies and practices are not reasonably likely to have a material adverse effect on the Company. Overall, the Compensation Committee reached this conclusion after considering a number of features of the Company's compensation structure that are designed to mitigate risk, such as:

- The Company uses a balance of fixed and variable compensation in the form of cash and equity, which is designed to provide both short and long-term focus.
- The overall compensation of the NEOs is not overly-weighted towards the achievement of performance criteria in a particular fiscal year and an appropriate portion of compensation is awarded in the form of equity awards that vest over a multi-year period, subject to continued service by the recipient. This further aligns the interests of the NEOs to long-term shareholder value and helps retain management.

- Payouts under the Company's annual incentive compensation and other long-term incentive programs are based on performance criteria that the Compensation Committee believes to be challenging yet reasonable and attainable without excessive risk-taking.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 2, 2011 regarding the number of shares of Common Stock that may be issued under the Company's equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)(#)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(#)
Equity compensation plans approved by security holders	213,831	18.77	2,958,599
Equity compensation plans not approved by security holders	—	—	—
Total	213,831	18.77	2,958,599

(1) Includes grants of 147,325 performance shares outstanding as of October 2, 2011. Excludes 134,132 shares of Common Stock that are deliverable in connection with the 134,132 stock units outstanding under the Director Deferral Plan that have been accumulated in a rabbi trust for the purpose of funding distributions from the Deferral Plan. Does not include any shares of restricted stock that were outstanding as of October 2, 2011 since these shares are already outstanding and do not represent potential dilution. For more information on the Company's restricted stock and performance share grants, see Note 11 to the Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2011.

(2) The weighted average exercise price does not take into account performance share awards or restricted stock units outstanding as of October 2, 2011.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of five independent directors and operates under a written charter adopted by the Board of Directors. The Company has affirmed to the New York Stock Exchange that the Board of Directors has determined that all members of the Audit Committee are "independent" as defined in the New York Stock Exchange Listed Company Manual.

Management is responsible for the Company's internal controls and the financial reporting process. KPMG LLP, the Company's independent auditors, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report on those financial statements. The Audit Committee, among other things, is responsible for monitoring and overseeing these processes and is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Board in Rule 3200T and No. 114, *"The Auditor's Communication With Those Charged With Governance."*

The Company's independent auditors also provided to the Audit Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the Audit Committee discussed with the independent auditors that firm's independence.

Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2011.

SUBMITTED BY THE AUDIT COMMITTEE

John R. Belk
Bailey W. Patrick
Harold C. Stowe
Isaiah Tidwell
William C. Warden, Jr.

PROPOSAL 2

AMENDMENT TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO "HARRIS TEETER SUPERMARKETS, INC."

The Company proposes to amend its Restated Articles of Incorporation, dated December 14, 2000 (the "Restated Articles"), to change the name of the Company from "Ruddick Corporation" to "Harris Teeter Supermarkets, Inc." The Board of Directors has determined that it would be in the best interests of the Company and its shareholders to effect this name change, and recommends that the shareholders approve the amendment to the Restated Articles.

For more than 50 years, the Company's operations have included at least two primary lines of business, including most recently a retail supermarket business, through Harris Teeter, and the global manufacture and distribution of industrial sewing threads, through A&E. As a result of the Company's sale of A&E in November 2011, the Company is now primarily engaged in only the retail supermarket business. Accordingly, the Board of Directors believes that the name "Harris Teeter Supermarkets, Inc." better describes the Company's current operating activities and long-term strategic focus than the current name, and believes that "Harris Teeter" represents a strong tradition of quality and focus on customer service.

The name change would be effected by filing Articles of Amendment to the Restated Articles with the Secretary of State of the State of North Carolina.

The Board of Directors recommends approval of the following resolutions:

"RESOLVED, that the shareholders approve an amendment to the Restated Articles of Incorporation of Ruddick Corporation to amend Article 1 thereof to read as follows:

"ARTICLE 1. The name of the Corporation is HARRIS TEETER SUPERMARKETS, INC."

RESOLVED, that the shareholders authorize the officers of the Corporation to file such amendment with the North Carolina Secretary of State at such time as may be determined by the Board of Directors in its sole discretion, or to abandon the proposed name change, without further action by the shareholders, at any time prior to the name change becoming effective if the Board of Directors, in its sole discretion, determines that it is no longer in the best interests of the Corporation and its shareholders to proceed with the name change."

The name change will not affect the validity or transferability of currently outstanding stock certificates, and shareholders will not be requested to surrender for exchange any certificates presently held by them. Following the name change, the Common Stock will continue to be listed on the NYSE, however it will be assigned a new CUSIP number. In connection with the name change the Company anticipates filing an application with the NYSE to change the Common Stock's ticker symbol from "RDK" to "HTSI". It is anticipated that the ticker symbol change would be effective at the same time as the name change.

Vote Required

The amendment to the Restated Articles to effect the name change requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. Accordingly, while abstentions and broker non-votes, if any, will count for purposes of establishing a quorum with respect to this matter at the Annual Meeting, neither abstentions nor broker non-votes will have the effect of a negative vote with respect to this matter.

The Board of Directors recommends that the shareholders vote FOR the resolutions approving the amendment to the Company's Restated Articles of Incorporation to change the Company's name to "Harris Teeter Supermarkets, Inc."

PROPOSAL 3

ADVISORY (NON-BINDING) "SAY ON PAY" VOTE APPROVING EXECUTIVE COMPENSATION

As discussed under the heading "Compensation Discussion and Analysis," the Company's executive compensation program is designed to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Additionally, the Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company and its subsidiaries, as applicable.

For these reasons and the others described elsewhere in this Proxy Statement, the Board of Directors recommends that the Company's shareholders vote in favor of approving the compensation of the NEOs as described in the narrative disclosure, tables and footnotes contained in this Proxy Statement (including under the heading "Compensation Discussion and Analysis" and in the Summary Compensation Table for 2011).

The Board of Directors recommends approval of the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers for the fiscal year ended October 2, 2011, as disclosed in Company's Proxy Statement for Fiscal 2011 pursuant to the compensation disclosure rules of the Securities and Exchange Commission."

The above "Say on Pay" vote is being provided pursuant to Section 14A of the Exchange Act, is an advisory vote only and is not binding on the Company or the Board of Directors. However, the Compensation Committee will consider, in its discretion, the result of the Say on Pay vote in future compensation decisions for the NEOs. The Company includes this shareholder advisory vote annually, and the next such vote will occur at the 2013 Annual Meeting of Shareholders.

Vote Required

The proposal for providing an advisory (non-binding) resolution approving the NEO compensation for Fiscal 2011 requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. Accordingly, while abstentions and broker non-votes, if any, will count for purposes of establishing a quorum with respect to this matter at the Annual Meeting, neither abstentions nor broker non-votes will have the effect of a negative vote with respect to this matter.

The Board of Directors recommends that the shareholders vote FOR the resolution approving the compensation of the Company's named executive officers as described in the Proxy Statement.

PROPOSAL 4

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has retained KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2012. Although the Audit Committee has the sole authority to select and appoint the independent registered public accounting firm, the Board of Directors deems it advisable to obtain your ratification of this appointment. In retaining KPMG LLP as the Company's independent registered public accounting firm, the Audit Committee considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining KPMG LLP's independence and concluded that it was.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to respond to appropriate questions and to make a statement if they desire.

Vote Required

The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy.

The Board of Directors recommends that the shareholders vote FOR the ratification of the appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending September 30, 2012. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee will consider a change in independent registered public accounting firm for the next fiscal year.

Audit Fees

The fees billed or incurred by KPMG LLP for services rendered to the Company for the fiscal years indicated were as follows:

	Fiscal Year Ended	
	October 2, 2011 ($)	October 3, 2010 ($)
Audit Fees	930,044	989,526
Audit Related Fees	—	—
Tax Fees (1)	382,020	689,741
All Other Fees (2)	100,000	—

(1) These amounts were incurred entirely for tax compliance services for the respective fiscal years.

(2) These amounts were incurred for tax analysis in connection with the sale of A&E.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent public accountants. As part of this responsibility, the Audit Committee is required to pre-approve all audit and non-audit services performed by the independent public accountants in order to assure that they do not impair the accountant's independence from the Company. Accordingly, the Audit Committee has adopted procedures and conditions under which services proposed to be performed by the independent public accountants must be pre-approved.

Pursuant to this policy, the Audit Committee will consider annually and approve the terms of the audit engagement. Any proposed engagement relating to permissible non-audit services must be presented to the Audit Committee and pre-approved on a case-by-case basis. In addition, particular categories of permissible non-audit services that are recurring may be pre-approved by the Audit Committee subject to pre-set fee limits. If a category of services is so approved, the Audit Committee will be regularly updated regarding the status of those services and the fees incurred. The Audit Committee reviews requests for the provision of audit and non-audit services by the Company's independent public accountants and determines if they should be approved. Such requests could be approved either at a meeting of the Audit Committee or upon approval of the Chair of the Audit Committee, or another member of the Audit Committee designated by the Chair. If a permissible non-audit service is approved by the Chair or his designee, that decision is required to be presented at the next meeting of the Audit Committee. Prior to approving any services, the Audit Committee considers whether the provision of such services is consistent with the Securities and Exchange Commission's rules on auditor independence and is compatible with maintaining KPMG LLP's independence. All of the fees paid to KPMG LLP in Fiscal 2011 were pre-approved by the Audit Committee.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

The Company's Code of Business Conduct and Ethics provides that all employees, officers and directors must avoid any activity that is, or has the appearance of, conflicting with the interests of the Company and that transactions in which certain related persons may have a material interest must be disclosed to the Company. Related party transactions are reported to the Company's Secretary in response to an annual written questionnaire, or by the parties involved from time to time, and reviewed by legal counsel for inclusion in the proxy statement as appropriate. The Company's executive officers and legal counsel review any related party transaction and determine whether such transaction should be reported to the Board of Directors.

The Company does not have a formal policy concerning the review, approval or ratification of related party transactions; however, as the transactions are reported, the Board of Directors considers any related party transactions on a case by case basis to determine whether the Board of Directors must approve such transaction and, if the Board of Directors determines such approval is required, the Board of Directors then determines, among other things, whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to the Company than terms that could have been reached with an unrelated party. If any member of the Board of Directors is interested in the transaction, such director will recuse themselves from the discussion and decision on the transaction. For transactions that have been recurring annually, such as the transactions with Metro Marketing and John Dickson as described below, the Board of Directors reviews the disclosure provided in the Proxy Statement, and determines if any additional action or approval is required.

During Fiscal 2011, Metro Marketing acted as a designated broker for Harris Teeter for several of its private label products and other specialty products. Metro Marketing, in its role as independent broker, performed various services on behalf of Harris Teeter including order placement, interface with manufacturers for product issues or product problems, marketing and retail support services and the development of new products. Third party manufacturers represented by Metro Marketing that provide these products to Harris Teeter are required to pay Metro Marketing a fee based upon the amount of product sold. Rush Dickson (the brother of Thomas W. Dickson) is the owner of Metro Marketing. During Fiscal 2011, Harris Teeter purchased approximately $52,280,000 of product from manufacturers represented by Metro Marketing resulting in fees of approximately $1,104,000 paid to Metro Marketing. The terms of such services provided by Metro Marketing are, in the Company's opinion, no less favorable than the Company would have been able to negotiate with an unrelated party for similar services.

John Dickson (the brother of Thomas W. Dickson) is the Director of Property Development for Harris Teeter and was paid an aggregate salary, bonus and taxable benefits of $155,483 during Fiscal 2011. The terms of the employment relationship with John Dickson are, in the Company's opinion, no less favorable than the Company would have been able to enter into with a similarly situated employee that was an unrelated party.

Subsequent to Fiscal 2011, effective December 12, 2011, Harris Teeter and Legacy Properties—College Road Investments, LLC ("Landlord") entered into an amendment to Harris Teeter's existing lease for the Harris Teeter store located at 820 South College Road in Wilmington, North Carolina. The amendment was entered into in connection with Landlord's purchase of the real estate from an unrelated party that had listed the property for sale on the open market. Under the terms of the amendment to the lease, Landlord agreed to provide $150,000 to be used by Harris Teeter for renovations to the front exterior of the store, and Harris Teeter agreed to extend the base term of the lease, which was slated to expire in May 2015, for an additional ten years beyond the original expiration date. Under the existing lease, which has been in place since 1995, Harris Teeter is required to pay to Landlord approximately $616,858 per year (of which $558,340 is base rent and approximately $58,518 is pass-through payments such as taxes and insurance), which terms were unchanged by the amendment. The amendment to the lease provides for six five-year renewal periods, exercisable at the option of Harris Teeter, with a rent increase of five percent effective at the beginning of each renewal period. William T. Dickson and Michael A. Dickson (sons of Thomas W. Dickson) together own all of the equity interests in Landlord. In determining whether to approve this transaction, the Board took into consideration the report of an independent certified real estate appraiser, which found the rental rate to be at or slightly below market and the $150,000 of improvement allowance to be in favor of Harris Teeter. As a result, the Board approved the proposed amendment. There were no amounts due to the Landlord under the lease, as amended, for Fiscal 2011. The terms of the lease, as amended, are, in the Company's opinion, no less favorable than the Company would have been able to negotiate with an unrelated party.

R. Stuart Dickson (the father of Thomas W. Dickson) retired from the Company as an executive officer effective May 1, 2002, retired from his position as Chairman of the Executive Committee of the Board effective March 31, 2006, and retired from the Board at the 2008 Annual Meeting. At the time of his retirement as an executive officer, he became eligible to receive retirement benefits earned during his employment with the Company. The targeted aggregate annual retirement benefit pursuant to the SERP, Pension Plan and Social Security was $241,573. In addition, beginning in January 2003, R. Stuart Dickson began to receive monthly payments for a fifteen-year period pursuant to, and in accordance with the terms of, an historical deferred compensation plan in the amount of $19,899. In recognition of R. Stuart Dickson's 38 years of service as a Company executive and his invaluable contributions to the Company, upon the approval of the Board of Directors, the Company entered into a Supplemental Executive Retirement Plan (the "March 2006 Retirement Plan") that provides an annual life-time payment in the amount of $98,000, paid in equal monthly installments. The March 2006 Retirement Plan became effective as of March 31, 2006, and the first of the monthly payments began on April 1, 2006.

R. Stuart Dickson has been permitted to continue to use the Company's parking facilities and administrative support for personal purposes, but is required to reimburse the Company for such usage. Consistent with past practice, he may also request to use Company aircraft for personal purposes, subject to availability and approval by the Company. No reimbursement to the Company was historically required for such use, nor is reimbursement currently required or expected to be required in the future. However, Internal Revenue Service regulations require reporting of such use as taxable income to the individual, determined in accordance with rates prescribed by those regulations. Currently R. Stuart Dickson is not an employee or director of the Company, but continues to receive the retirement benefits earned as an employee with the Company. The terms of the retirement benefits provided to R. Stuart Dickson were approved by the Board of Directors in March 2006 as specified above based upon his contributions to the Company and based on the belief of the Board of Directors that such benefits were merited by his service to the Company. The terms of those benefits are, in the Company's opinion, no more favorable to R. Stuart Dickson than the Company would have provided to other executives for similar services, based on the relative contributions and service of R. Stuart Dickson.

See "Compensation Discussion and Analysis—Potential Payments Upon Termination of Employment or Change in Control" included herein for a more detailed discussion of agreements with the NEOs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the individuals that served as a member of the Compensation Committee during Fiscal 2011 were at any time officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under Securities and Exchange Commission regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires the Company's directors, certain officers and beneficial owners of more than ten percent of the Company's Common Stock to file reports with the Securities and Exchange Commission indicating their holdings of and transactions in the Company's equity securities and to provide copies of such reports to the Company. To the Company's knowledge, based solely on a review of such copies or written representations relating thereto, insiders of the Company complied with all filing requirements for the fiscal year.

SHAREHOLDER PROPOSALS

The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company's proxy statement for its 2013 Annual Meeting of Shareholders is August 29, 2012. Any shareholder proposal to be submitted at the 2013 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement), including nominations for election to the Board of Directors, must also comply with Article III, Section 12 of the Company's Bylaws, which requires that a shareholder give written notice to the Company not later than the 45th day prior to the first anniversary of the date the Company first mailed its proxy materials for the preceding year's annual meeting of shareholders. Shareholder proposals submitted at the 2013

Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement) will not be considered timely unless the notice required by the Bylaws is delivered to the Secretary of the Company not later than November 12, 2012.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The Securities and Exchange Commission rules permit registrants to send a single Notice to any household at which two or more shareholders reside if the registrant believes they are members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces the expense to the registrant. The Company has not implemented these householding rules with respect to its record holders; however, a number of brokerage firms have instituted householding which may impact certain beneficial owners of Common Stock. If your family has multiple accounts by which you hold Common Stock, you may have previously received a householding notification from your broker. Please contact your broker directly if you have any questions, require additional copies of the Notice, or wish to revoke your decision to household, and thereby receive multiple Notices. Those options are available to you at any time.

ANNUAL REPORT

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on December 1, 2011. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. **Shareholders may also obtain a copy of these reports, without charge, upon request to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Corporation.**

OTHER MATTERS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. However, if other matters are properly presented at the Annual Meeting, it is the intention of the proxy holders named in the accompanying form of proxy to vote the proxies in accordance with their best judgment.

By order of the Board of Directors

Douglas J. Yacenda
Secretary

December 27, 2011

Directors and Officers

Directors

John R. Belk
President and Chief Operating Officer,
Belk, Inc.

John P. Derham Cato
Chairman, President and CEO,
The Cato Corporation

Thomas W. Dickson
Chairman of the Board, President and CEO,
Ruddick Corporation

James E. S. Hynes
Former Chairman of the Board,
Hynes, Inc.

Anna Spangler Nelson
Chairman and Executive Vice President
Spangler Companies, Inc.

Bailey W. Patrick
Managing Partner,
Merrifield Patrick Vermillion, LLC

Robert H. Spilman, Jr.
President and CEO,
Bassett Furniture Industries, Incorporated

Harold C. Stowe
Managing Member,
Stowe-Monier Management, LLC;
Former President and CEO,
Canal Holdings, LLC

Isaiah Tidwell
Former Georgia Wealth Management Director and Executive Vice President,
Wachovia Bank, N. A.

William C. Warden, Jr.
Former Executive Vice President, Administration,
Lowes Companies, Inc.

Executive Officers

Thomas W. Dickson
Chairman of the Board, President and CEO

John B. Woodlief
Vice President – Finance and Chief Financial Officer

Frederick J. Morganthall, II
President, *Harris Teeter, Inc.*

Rodney C. Antolock
Executive Vice President, Operations & Merchandising,
Harris Teeter, Inc.

Shareholder Information

Corporate Address

301 S. Tryon Street
Suite 1800
Charlotte, NC 28202
704-372-5404

Subsidiary

Harris Teeter, Inc.
701 Crestdale Road
Matthews, NC 28105
704-844-3100

General Counsel

McGuireWoods LLP
Charlotte, NC

Independent Registered Public Accountants

KPMG LLP
Charlotte, NC

New York Stock Exchange

(NYSE) Listing
Common stock symbol: RDK

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company (AST), Brooklyn, NY

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for shareholders of record. Information on this plan may be obtained by calling AST at 866-662-3940.

Annual Reports on Form 10-K

Additional copies of the Company's Annual Report on Form 10-K are available without charge upon written request or by telephone.

Written requests may be directed to:
Investor Relations Department
Ruddick Corporation
301 S. Tryon Street
Suite 1800
Charlotte, NC 28202

Telephone inquiries may be directed to:
704-372-5404

Closing Stock Price Fiscal Year End

(In Dollars)


33.54
33.65
26.62
34.88
38.99
'07
'08
'09
'10
'11


Harris Teeter
Neighborhood Food & Pharmacy

Subsidiary of

Ruddick Corporation

Ruddick Corporation is a holding company with one primary operating subsidiary–
Harris Teeter, a leading regional supermarket chain.

301 S. Tryon Street, Suite 1800, Charlotte, NC 28202 • 704-372-5404 • www.ruddickcorp.com